Exhibit 99.1

TARGET ZERO

Precision
DRILLING

APRIL 3, 2024

MANAGEMENT INFORMATION CIRCULAR

2024 Annual and Special Meeting of Shareholders

To be held on May 16, 2024 10:00a.m. (MDT)

WELCOME TO OUR 2024 MANAGEMENT INFORMATION CIRCULAR

This document includes important information about Precision Drilling Corporation (Precision or the Company) and the business of our 2024 Annual and Special Meeting of Shareholders.

The summary starting on page 5 gives you an update on our performance for the year, our governance practices and the key elements affecting executive pay for 2023.

Please take time to read the Management lnformation Circular (the Circular) and remember to vote.

We look forward to seeing you on May 16, 2024.

TABLE OF CONTENTS

1	Letter to Shareholders
3	Notice of Our 2024 Annual and Special Meeting of Shareholders
4	About Precision
5	Summary of 2023
7	Five Year Overview
12	2023 Corporate Governance Highlights
13	Management Information Circular

14	A – The Annual and Special Meeting of Shareholders
	15	Summary of Business Items
	15	Voting
	19	Business of the Annual and Special Meeting
	24	About the Nominated Directors
	24	Director Profiles
	29	Expectations of Directors
	33	Corporate Director Compensation

35	B – Corporate Governance and Responsibility
	36	A Message from the Chair of the Corporate Governance, Nominating and Risk Committee
	37	Our Approach to Governance
	39	Board Governance
	45	Committee Reports

48	C – Executive Compensation
	49	A Message from the Chair of the Human Resources and Compensation Committee
	52	Compensation Discussion and Analysis
	58	2023 Executive Compensation
	68	CEO Compensation
	74	2023 Compensation Details

81	D – Other Information

84	Appendix A – About DSUs
85	Appendix B – Summary of the 2024 Director Share Unit Plan
87	Appendix C – 2023 Director Continuing Education
89	Appendix D – Board of Directors Charter

LETTER TO SHAREHOLDERS

Dear Fellow Shareholders,

We are pleased to invite you to attend this year’s Annual and Special Meeting of Shareholders of Precision Drilling Corporation, to be held virtually via a live webcast on May 16, 2024, at 10:00 a.m. MDT. At the meeting, you will have the opportunity to ask questions and vote on several important matters. Attending the virtual meeting provides you with the opportunity to receive an update on our 2023 performance and our strategic priorities going forward. Inside this Circular, you will find important information and instructions about how to participate at our virtual meeting.

We are proud of our accomplishments in 2023, a highly successful year for Precision, our employees, and our shareholders. We executed our High Performance, High Value strategy utilizing our Super Series rigs, AlphaTM technologies, and EverGreenTM suite of environmental solutions to deliver differentiated results to our customers. Our focus on field-level service delivery and strict cost control resulted in Precision achieving one of our most profitable years in the past decade and exceeding our cash flow expectations. During the year, we not only met our debt and shareholder capital return targets but also funded two accretive acquisitions, setting the stage for continued success in 2024.

Our people remain our most valuable asset and critical to our success. We are dedicated to the training and development of our employees. In 2023, approximately 5,100 employees were trained for over 63,000 hours on Precision’s culture, rig roles and responsibilities, well control, tools and equipment, HSE standards, leadership and communication. We continue to foster a culture that is inclusive and encourage our people to contribute their perspectives, ideas and experiences to advance both personal and professional development.

Precision continues to position itself as a market leader with technology and lower emission solutions for our drilling fleet. During the year, we continued to scale our AlphaTM technologies and EverGreenTM suite of environmental solutions across our Super Triple rig fleet, increasing revenue from these offerings year over year. Approximately 75% of our Super Triple fleet is equipped with AlphaTM and the majority of the fleet has at least one EverGreenTM product.

In 2023, our Canadian drilling business displayed high utilization, expanded profitability, and deeper relationships with our customers as evidenced by a growing contract book stretching into the second half of this decade. During the year, we funded the remaining portion of our 2022 acquisition of High Arctic Energy Services Inc.’s (High Arctic) assets and successfully integrated this well-servicing business into ours. In the fourth quarter, we acquired CWC Energy Services Corp. (CWC), which increased our service rig fleet by 36% and enhanced our drilling operations in both Canada and the U.S. Through our continued focus on operational excellence and accretive well-timed acquisitions, we maintained our position as the leading service provider of oilfield services in Canada.

Internationally, we recertified and reactivated four rigs in Kuwait and exited 2023 with eight active rigs in the Middle East. The majority of the rigs are under five-year term contracts that extend into 2027 and 2028. In the U.S., despite significant headwinds from low natural gas prices, we grew new customer relationships, generated strong free cash flow, and delivered higher year-over-year field margins in every quarter of 2023.

With robust cash flow generated in 2023 of $501 million of cash provided by operations, we continued to strengthen our balance sheet and increase returns to shareholders. We reduced debt by $152 million and allocated 15% of our free cash flow to share repurchases. In 2024, we plan to increase our shareholder capital return program by allocating 25% to 35% of our free cash flow, before debt repayments, to share repurchases. Our focus on debt reduction remains firmly in place and in 2024, we plan to reduce debt by another $150 million to $200 million. Looking ahead, we expect sustained free cash flow to be a feature of Precision and are targeting a sustained Net Debt to Adjusted EBITDA ratio(1) target of below 1.0 times, debt reduction of $600 million between 2022 and 2026, and moving free cash flow directly allocated to shareholders toward 50%.

On behalf of our Board of Directors and Management, we would like to thank you for your continued support. With constructive long-term fundamentals for energy, combined with our High Performance, High Value strategy, we are confident we will continue to drive shareholder value.

Notes:

(1) Non-GAAP measures – see Financial Measures and Ratios on page 81.

Your Vote Is Important

Your vote is very important to us. This is your opportunity to voice your opinion and vote on matters of key importance to our Company.

No matter how many shares you own, you can vote your shares by following the procedures described in the Circular and attending the virtual meeting, or by using the enclosed proxy form, or voting instruction form to vote by proxy. If you have any questions about voting, please contact our proxy solicitor, Morrow Sodali (toll-free in North America) 1.888.444.0609 or 1.289.695.3075 (to call collect from outside North America). You may also send an email to assistance@morrowsodali.com.

2024 Management Information Circular 1

Business of the Meeting

This Circular includes important information that will help you decide how to vote your shares.

This year we are asking you to elect eight directors to the Board for a term of one year. All of our nominees are qualified and experienced and have agreed to stand for election. We are pleased to welcome Alice L. Wong as a nominated director. Upon shareholders' approval of our nominated slate of directors, we will fulfill our commitment to achieving a minimum of 30% female representation on our Board. You can read about each nominee beginning on page 24. Mr. Michael Culbert has decided to retire from our Board and will not stand for re-election after serving as a director on the Board since 2017. We would like to thank Mr. Culbert for his dedicated service and many contributions as a director throughout the years.

You will also have an opportunity to participate in our ‘say on pay’ advisory vote. We have held this advisory vote every year since 2011 as we believe it is an important way to engage our shareholders and to receive direct and regular feedback on our approach to executive compensation. Historically, we have received consistently high shareholder voter turnout and strong support. In 2023, our advisory vote received 68% shareholder support, with approximately 54% of the shares outstanding voting. Our Board and Human Resources and Compensation Committee (HRCC) are continually engaging with shareholders and considering their feedback when reviewing our compensation plans. You can read more about our executive compensation plans in the message from the Chair of the HRCC beginning on page 49, and the Compensation Discussion and Analysis section beginning on page 52.

You will also vote on the approval of a new Director Share Unit Plan (Director Share Unit Plan). The new plan will allow for grants of share units to our non-employee directors, which may be redeemed prior to a director’s cessation date, including on the grant date, or the first, third or fifth anniversary from the grant date. The share units under the plan will be redeemable for our common shares, and the maximum number of our common shares that may be issued under the plan will be 200,000 common shares. We are also seeking an increase to the share reserve under our existing Omnibus Equity Incentive Plan (Omnibus Plan) to employees to allow for the issuance of an additional 500,000 common shares under the Omnibus Plan. The additional reserve under the Omnibus Plan and the reserve that will be available under the Director Share Unit Plan are expected to provide sufficient inventory for share issuances under these plans for up to four years.

In Closing

As we reflect on the achievements of Precision throughout 2023, we extend our heartfelt appreciation to the dedicated employees within the Precision organization. The unwavering commitment and hard work of our passionate people have been instrumental in our accomplishments.

At Precision, we take pride in upholding our Core Values, utilizing the Super Series rig fleet, incorporating AlphaTM technologies, implementing the EverGreenTM suite of environmental solutions, and optimizing our operational support systems are key drivers of our success. These pillars have been instrumental in creating substantial value for our stakeholders.

Our steadfast commitment to Environmental, Social, and Governance (ESG) leadership within both our communities and the industry remains a top priority. In 2023, we transitioned our ESG reporting to a dynamic, interactive page on our website. This revamped format enables us to share performance metrics more frequently, providing accurate and timely updates on our efforts, performance and successes, surpassing the limitations of an annual corporate responsibility report.

Proudly standing as a leading North American drilling company with global diversification, a robust liquidity position, a strong commitment to safety, and an exceptional customer base, we celebrate our accomplishments. Our experienced management team is dedicated to our stakeholders and focused on enhancing equity value for our shareholders.

We urge you to exercise your right to vote. We appreciate your continued confidence and eagerly anticipate your participation in the virtual meeting on May 16, 2024, which will be available at https://meetnow.global/M2YFHPG.

Sincerely,

Steven W. Krablin Chair of the Board of Directors	Kevin A. Neveu President and Chief Executive Officer

2 2024 Management Information Circular

NOTICE OF OUR 2024 ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

2024 Management Information Circular 3

ABOUT PRECISION

Precision is a leading provider of safe and environmentally responsible High Performance, High Value services to the energy industry, offering customers access to an extensive fleet of Super Series drilling rigs operated by highly-skilled and well-trained personnel. Precision has commercialized an industry-leading digital technology portfolio known as AlphaTM technologies that utilize advanced automation software and analytics to generate efficient, predictable, and repeatable results for energy customers. Additionally, Precision offers well service rigs, camps and rental equipment all backed by a comprehensive mix of technical support services and skilled, experienced personnel. Our drilling services are enhanced by our EverGreenTM suite of environmental solutions, which bolsters our commitment to reducing the environmental impact on our operations.

From our founding as a private drilling contractor in 1951, Precision has grown to become one of the most active drillers in North America. Our High Performance, High Value competitive advantage is underpinned by four distinguishing features:

▪
a high-quality land drilling rig fleet, with AC Super Triple rigs enabled with our AlphaTM technologies and supported by our EverGreenTM suite of environmental solutions delivers consistent, repeatable, high-quality wellbores while improving safety, performance, operational efficiency and reducing environmental impact
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size and scale of our vertically integrated operations that provide higher margins and better service capabilities
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diverse, highly-skilled and well-trained passionate people focused on operational excellence, which includes corporate responsibility, safety and field performance, and
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a capital structure that provides long-term stability, flexibility and liquidity, allowing us to take advantage of business cycle opportunities.

The summary below gives a snapshot of Precision – what we do and what we do not do.

WHAT WE DO	WHAT WE DO NOT DO
✓
Design, construct, and operate onshore drilling and well service rigs
✓
Provide rental equipment, lodging and ancillary services to customers
✓
Drill oil, natural gas, and geothermal wells at the direction of our E&P customers
✓
Prioritize health, safety, and environmental stewardship, while delivering superior services
✓
Develop rig technology focused on increasing efficiency, safety, and reducing our customers' and our environmental footprint through our AlphaTM technologies and our EverGreenTM suite of environmental solutions
✓
Recruit, train, retain and develop our people
✓
Provide industry leading training to our field staff at two drilling technical centres, one in Nisku, Alberta and one in Houston, Texas
✓
Employ approximately 5,300 people
✓
Provide a full range of health, disability, retirement, and educational assistance benefits for our employees


Operate offshore drilling rigs

Transport, refine, or store oil and natural gas

Hydraulic fracturing

Own, lease, or manage land where our rigs operate

Participate in downstream operations

Pump water underground, or treat and dispose of wastewater from drilling sites

Produce oil and natural gas

Precision is well positioned from an operational and financial perspective to drive continued shareholder value through 2024. This year we have established the following strategic priorities.

2024 Strategic Priorities
▪
Concentrate organizational efforts on leveraging our scale and generating free cash flow.
▪
Reduce debt by $150 million to $200 million and allocate 25% to 35% of free cash flow before debt repayments for share repurchases, while remaining committed to achieving a sustained Net Debt to Adjusted EBITDA ratio(1) of below 1.0 times in 2025. Increase long-term debt reduction target to $600 million between 2022 and 2026 and continue to move direct shareholder capital returns towards 50% of free cash flow.
▪
Continue to deliver operational excellence in drilling and service rig operations to strengthen our competitive position and extend market penetration of our AlphaTM and EverGreenTM products.

Notes:

(1) Non-GAAP measure – see Financial Measures and Ratios on page 81.

4 2024 Management Information Circular

SUMMARY OF 2023

In 2023, even though demand for global energy increased, economic uncertainty and geopolitical instability caused energy prices to compress. In the U.S., WTI averaged US$77.62 per barrel, a decrease of 18% from the prior year, and Henry Hub natural gas prices decreased 59% to average US$2.67 per MMBtu. U.S. producers continued to show capital discipline and with lower prices, inflation, and climbing interest rates, reduced their drilling activity 21% throughout the year. In Canada, drilling activity was relatively flat year over year as a result of imminent hydrocarbon export capacity and favorable oil pricing, due to a weaker Canadian dollar exchange rate and improving heavy oil differentials, supported activity.

Precision remains the most active onshore driller in Canada, based on active daily rig count, and one of the top five drillers in the U.S. Our vision is to be globally recognized as the High Performance, High Value provider of land drilling services. Our mission is to deliver High Performance through passionate people supported by quality business systems, superior equipment and technologies designed to optimize results and reduce environmental, human and operational risks. We create High Value by operating sustainably, lowering our customers' risks and costs while improving efficiency, developing our people, and generating superior financial returns for our investors.

We work toward this vision and support it by defining and measuring our results against strategic priorities. Precision has a multi-year track record of clearly defining and delivering on our strategic initiatives.

Our 2023 strategic priorities and the effectiveness of our strategic initiatives are summarized below.

2023 Strategic Priorities	2023 Results
Deliver High Performance, High Value service through operational excellence
▪
Increased our Canadian drilling rig utilization days and well servicing rig operating hours over 2022, maintaining our position as the leading provider of high-quality and reliable services in Canada.
▪
Recertified and reactivated a total of four rigs in the Middle East, exiting 2023 with eight active rigs that represent approximately US$475 million in backlog revenue that stretches into 2028.
▪
Acquired CWC Energy Services Corp. (CWC), expanding our Canadian well servicing business and drilling fleets in both Canada and the U.S.
▪
Upgraded and added the industry's most advanced AC Super Triple rig to our Canadian fleet, equipped with AlphaTM, EverGreenTM, and rig floor robotics.
▪
Coached over 900 rig-based employees through our New Employee Orientation focused on industry-leading safety and performance training at our world-class facilities in Nisku, Alberta and Houston, Texas.

Maximize free cash flow by increasing Adjusted EBITDA(1) margins, revenue efficiency, and growing revenue from AlphaTM technologies and EverGreenTM suite of environmental solutions
▪
Generated cash provided by operations of $501 million, a 111% increase over 2022.
▪
Increased our daily operating margins(2) by approximately 39% in Canada and 69% in the U.S. year over year.
▪
Grew combined Alpha™ and EverGreenTM revenue by over 10% compared to 2022.
▪
Ended the year with 75 AC Super Triple Alpha™ rigs compared to 70 at the beginning of the year.
▪
Scaled our EverGreenTM suite of environmental solutions, ending the year with approximately 65% of our AC Super Triple rigs equipped with at least one EverGreenTM product, including 13 EverGreenTM Battery Energy Storage Systems (BESS) versus seven a year ago.
▪
Integrated the well servicing assets from our 2022 acquisition of High Arctic Energy Services Inc. (High Arctic), which helped increase our Completion and Production Services' Adjusted EBITDA(1) 34% in 2023.

Reduce debt by at least $150 million and allocate 10% to 20% of free cash flow before debt repayments for share repurchases. Long-term debt reduction target of $500 million between 2022 and 2025 and sustained Net Debt to Adjusted EBITDA ratio(1) of below 1.0 times by the end of 2025

▪
Reduced debt by $152 million and ended the year with more than $600 million of available liquidity(3).
▪
Returned $30 million of capital to shareholders through share repurchases.
▪
Renewed our Normal Course Issuer Bid (NCIB), allowing purchases of up to 10% of the public float.
▪
Ended the year with a Net Debt to Adjusted EBITDA ratio(1) of approximately 1.4 times and remain committed to reaching a sustained ratio of below 1.0 times by end of 2025.

Notes:

(1)
Non-GAAP measure – see Financial Measures and Ratios on page 81.
(2)
Revenue per utilization day less operating costs per utilization day.
(3)
Available liquidity is defined as cash plus unused credit facility capacity.

2024 Management Information Circular 5

In this Circular, we use certain non-GAAP financial measures and ratios to assess our performance and provide important supplemental information to investors. Adjusted EBITDA, Net Debt to Adjusted EBITDA and Return on Capital Employed do not have standardized meanings as prescribed by International Financial Reporting Standards (IFRS), and therefore may not be comparable with similar measures presented by other issuers. For more information about these measures, see page 81 of this Circular or page 40 of our 2023 Annual Report on our website (www.precisiondrilling.com) and available on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov).

Share Performance

The graphs below show Precision's daily share price and trading volumes during 2023 on the two exchanges on which we trade. Please see page 73 for a comparison of our total shareholder return (TSR) to the total return of the S&P/TSX Composite Index, the S&P/TSX Equal Weight Oil & Gas Index and the TSR of our 2023 PSU Performance Peer Group.

6 2024 Management Information Circular

FIVE YEAR OVERVIEW

Accomplishments and Highlights

Over the past five years, management and the Board have set strategic priorities that are aligned with current market conditions, directly influencing our short and long-term goals. Management has consistently achieved the targets established in these annual strategic priorities.

2023 Accomplishments

2023 Strategic Priorities	2023 Results
Deliver High Performance, High Value service through operational excellence
▪
Increased our Canadian drilling rig utilization days and well servicing rig operating hours over 2022, maintaining our position as the leading provider of high-quality and reliable services in Canada.
▪
Recertified and reactivated a total of four rigs in the Middle East, exiting 2023 with eight active rigs that represent approximately US$475 million in backlog revenue that stretches into 2028.
▪
Acquired CWC Energy Services Corp. (CWC), expanding our Canadian well servicing business and drilling fleets in both Canada and the U.S.
▪
Upgraded and added the industry's most advanced AC Super Triple rig to our Canadian fleet, equipped with AlphaTM, EverGreenTM, and rig floor robotics.
▪
Coached over 900 rig-based employees through our New Employee Orientation focused on industry-leading safety and performance training at our world-class facilities in Nisku, Alberta and Houston, Texas.

Maximize free cash flow by increasing Adjusted EBITDA(1) margins, revenue efficiency, and growing revenue from AlphaTM technologies and EverGreenTM suite of environmental solutions
▪
Generated cash provided by operations of $501 million, a 111% increase over 2022.
▪
Increased our daily operating margins(2) by approximately 39% in Canada and 69% in the U.S. year over year.
▪
Grew combined Alpha™ and EverGreenTM revenue by over 10% compared to 2022.
▪
Ended the year with 75 AC Super Triple Alpha™ rigs compared to 70 at the beginning of the year.
▪
Scaled our EverGreenTM suite of environmental solutions, ending the year with approximately 65% of our AC Super Triple rigs equipped with at least one EverGreenTM product, including 13 EverGreenTM Battery Energy Storage Systems (BESS) versus seven a year ago.
▪
Integrated the well servicing assets from our 2022 acquisition of High Arctic Energy Services Inc. (High Arctic), which helped increase our Completion and Production Services' Adjusted EBITDA(1) 34% in 2023.

Reduce debt by at least $150 million and allocate 10% to 20% of free cash flow before debt repayments for share repurchases. Long-term debt reduction target of $500 million between 2022 and 2025 and sustained Net Debt to Adjusted EBITDA ratio(1) of below 1.0 times by the end of 2025

▪
Reduced debt by $152 million and ended the year with more than $600 million of available liquidity(3).
▪
Returned $30 million of capital to shareholders through share repurchases.
▪
Renewed our Normal Course Issuer Bid (NCIB), allowing purchases of up to 10% of the public float.
▪
Ended the year with a Net Debt to Adjusted EBITDA ratio(1) of approximately 1.4 times and remain committed to reaching a sustained ratio of below 1.0 times by end of 2025.

Notes:

(1)
Non-GAAP measure – see Financial Measures and Ratios on page 81.
(2)
Revenue per utilization day less operating costs per utilization day.
(3)
Available liquidity is defined as cash plus unused credit facility capacity.

2023 Highlights

In 2023, we delivered one of our most profitable years in the past decade and exceeded our cash flow expectations. During the year, we not only met our debt and shareholder capital return targets but also funded two accretive acquisitions (CWC and High Arctic). Our High Performance, High Value strategy along with our Super Series rigs, AlphaTM technologies, and EverGreenTM suite of environmental solutions continue to differentiate our services.

We reduced our debt by $152 million during the year.

We repurchased and cancelled 412,623 shares for approximately $30 million, which accounted for approximately 3% of our available public float. On September 19, 2023, we renewed our NCIB for one year through the facilities of the TSX and NYSE. Pursuant to the renewed NCIB, we are authorized by the TSX to acquire up to a maximum of 1,326,321 Common Shares, representing 10% of the public float, for cancellation.

On March 28, 2023, we released our 2022 Environmental, Social and Governance (ESG) performance data, which aligns with the Sustainability Accounting Standards Board (SASB), Task Force on Climate-related Financial Disclosures (TCFD) and the Global Reporting Initiative (GRI) frameworks. All ESG disclosure information is now available on our interactive webpage, which serves as our primary platform for our ESG content. This new upgraded format allows us to provide accurate, timely, and recurring updates on our ESG efforts and successes.

On November 8, 2023, we completed the acquisition of CWC. The total consideration for CWC included approximately $14 million in cash, the issuance of 947,807 Precision common shares, plus the assumption of CWC's debt of approximately $61 million. We recognized a gain on acquisition of $26 million. By year end, Precision successfully integrated the two companies and achieved approximately $12 million of the $20 million in expected annual operating synergies. Including CWC's rigs, Precision increased its service rig fleet by 36%, and currently has a total of 183 marketable service rigs in Canada and the U.S. During 2023, we exercised two (2) million warrants for $1 million in exchange for two (2) million common shares of Cathedral Energy Services Ltd. (Cathedral). We subsequently divested 11 million Cathedral common shares for net proceeds of $10 million.

2024 Management Information Circular 7

2022 Accomplishments

2022 Strategic Priorities	2022 Results

Grow revenue through scaling AlphaTM technologies and EverGreenTM suite of environmental solutions across Precision's Super Series rig fleet and further competitive differentiation through ESG initiatives

▪
Grew AlphaTM revenue by over 60% compared to 2021.
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Increased total paid days for AlphaAutomationTM by over 50% from 2021.
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Ended the year with 70 AlphaTM rigs, a 49% increase from the beginning of the year.
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Expanded our commercial AlphaAppsTM to 21 versus 16 a year ago and increased AlphaAppsTM paid days by 15% from 2021.
▪
Exited 2022 with seven field deployed BESS, 15 EverGreenTM Integrated Power and Emissions Monitoring Systems and 21 high mast LED lighting systems.

Grow free cash flow by maximizing operating leverage as demand for our High Performance, High Value services continues to rebound
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Generated cash provided by operations of $237 million, representing a 70% increase over the prior year.
▪
Grew our active rig count by 40% in the U.S. and 30% in Canada as compared with 2021.
▪
Increased our daily operating margins 41% in the U.S. and 36% in Canada.
▪
Acquired High Arctic's well servicing business and associated rental assets and increased our Completion and Production Services' Adjusted EBITDA to $38 million versus $6 million in 2021.
▪
Awarded four five-year drilling contracts in Kuwait, increasing our international rig count to eight by mid-2023. Our eight long-term contracts will generate steady and reliable cash flow into 2028.

Utilize free cash flow to continue strengthening our balance sheet while investing in our people, equipment, and returning capital to shareholders
▪
Reduced debt by $106 million.
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Returned $10 million of capital to shareholders through share repurchases.
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Reinvested $184 million into our equipment and infrastructure and disposed of non-core and underutilized assets for proceeds of $37 million.
▪
Hired and trained over 1,300 people new to the industry and increased our number of field coaches who conducted 155 site visits and provided over 10,000 hours of training.

2022 Highlights

In 2022, Precision returned to profitability during the second half of the year, generating positive net earnings for the first time since 2019. During the year, we strengthened our balance sheet, exceeding our debt reduction target and returned $10 million to shareholders through share repurchases.

On January 6, 2022, Precision introduced its capital allocation framework through 2025; announced the 2021 debt reduction and year end liquidity updates; and gave an operations update for drilling activity, Alpha™ technologies and EverGreen™ suite of environmental solutions.

On July 27, 2022, we acquired the well servicing business and associated rental assets of High Arctic for an aggregate purchase price of $38 million. The transaction provided Precision with rental assets, ancillary support equipment, inventories and spares, and six additional operating facilities in key basins, four of which are owned.

On July 8, 2022, we published our third annual Corporate Responsibility Report that highlights the Company's progress in ESG efforts and provides an outline of Precision's ESG strategies, focus areas, and performance. We expanded our reporting to include additional elements from the SASB and TCFD guidelines. Our Corporate Responsibility Report also incorporated a significantly broader base of ESG related metrics – including emissions and energy use – where relevant and reliable information is available.

On August 29, 2022, we renewed our NCIB for one year through the facilities of the TSX and NYSE. During the year, we repurchased and cancelled 130,395 shares for approximately $10 million. These repurchases were funded from cash flow and accounted for approximately 1.1% of our available public float.

On October 19, 2022, Precision announced that it was awarded four drilling contracts in Kuwait, each with a five-year term and an optional one-year renewal. The contract awards are for our AC Super Triple 3000 HP rigs and increased our active rig count in Kuwait from three rigs to five rigs by the middle of 2023. We also announced that we signed our third drilling rig in the Kingdom of Saudi Arabia to a five-year contract extension, following two earlier five-year contract signings in the second quarter of 2022. With the three contract extensions in the Kingdom of Saudi Arabia and the Kuwait contract awards, Precision will have eight rigs under long-term contracts in the Middle East stretching into 2028.

We ended 2022 with debt reduction of $106 million, exceeding our goal of $75 million.

8 2024 Management Information Circular

2021 Accomplishments

2021 Strategic Priorities	2021 Results
Grow revenue and market share through our digital leadership position
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Increased revenue by 6% as compared with 2020 as we achieved an average market share of 33% in Canada and 9% in the U.S.
▪
Ended the year with 47 AlphaTM rigs, a 21% increase from the beginning of the year.
▪
Increased our paid AlphaAutomationTM days by 123% versus the prior year.
▪
Expanded our commercial AlphaAppsTM to 16 versus six in 2020 and increased AlphaAppsTM paid days by more than 600% year over year.
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Negotiated a long-term supply agreement to outfit the balance of the Super Triple rig fleet with AlphaAutomationTM kits, mitigating inflationary pressures and supply chain risk.

Demonstrate operational leverage to generate free cash flow and reduce debt
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Reduced debt by $115 million, exceeding the midpoint of our targeted range.
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Ended the year with more than $530 million in available liquidity.
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Returned $4 million of capital to shareholders through share repurchases.
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Extended our debt maturities with our earliest maturity date now in 2025 as we:
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issued US$400 million of unsecured senior notes due in 2029,
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redeemed our 2023 and 2024 unsecured senior notes, and
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extended the maturity of our Senior Credit Facility to June 18, 2025.
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Disposed of non-core and underutilized assets for proceeds of $13 million, which included divesting the directional drilling assets for an ownership stake in Cathedral.

Deliver leading ESG performance to strengthen customer and stakeholder positioning
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Published our second annual Corporate Responsibility Report.
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Formed our 'E-Team' and 'S-Team' to develop and implement certain ESG strategies and tactics.
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Launched Precision's EverGreenTM suite of environmental solutions during the year.
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Secured customer commitments to deploy three BESS in the first quarter of 2022 and expect several additional commitments by mid-2022.
▪
Expect to deploy eight Integrated Power & Emissions Fuel Monitoring Systems in early 2022.

2021 Highlights

In 2021, Precision continued to proactively respond to the COVID-19 pandemic by implementing our comprehensive safety protocols to protect the health and welfare of our people and other stakeholders.

In June 2021, we completed a US$400 million offering of 6.875% unsecured senior notes due in 2029 (2029 Notes) in a private placement. Net proceeds (and unutilized capacity under our syndicated senior credit facility (the Senior Credit Facility)) were used to redeem all outstanding 7.75% senior notes due 2023 (2023 Notes) and 5.25% senior notes due 2024 (2024 Notes).

On June 18, 2021, we amended our Senior Credit Facility to extend the maturity to June 2025, in addition to an extension and amendment of certain covenant relief provisions from our lenders.

On July 14, 2021, we published our second annual Corporate Responsibility Report that documents our progress in ESG efforts and outlined our ESG strategies, focus areas and performance. We also announced the creation of our Environmental (E) and Social (S) Teams, comprised of well-qualified and diverse leaders from across the organization who focus on coordinating and developing strategies, plans and technologies to reduce environmental impacts and enhance our social programs and outreach.

On July 14, 2021, we announced the brand launch of our EverGreenTM suite of environmental solutions, bolstering our commitment to reducing the environmental impact of oilfield operations. Our EverGreenTM suite of environment solutions is comprised of EverGreenMonitoringTM, EverGreenEnergyTM and EverGreenTM Fuel Cell.

On July 23, 2021, we divested our directional drilling business to Cathedral for approximately $6 million. The transaction included the sale of operating assets and personnel transfer from our directional drilling business (including our operations facility in Nisku, Alberta) and Precision’s investment of $3 million in Cathedral. In addition, Precision and Cathedral entered into a strategic marketing alliance to support mutual business and technology initiatives. The purchase price was satisfied through the issuance by Cathedral to Precision of 13,400,000 common shares along with warrants for an additional 2,000,000 common shares.

On August 27, 2021, we renewed our NCIB for one year through the facilities of the TSX and NYSE. During the year, we repurchased and cancelled 155,168 shares for approximately $4 million. These repurchases were funded from cash flow and accounted for approximately 1.2% of our available public float.

Our 2021 targeted debt reduction range was $100 million to $125 million. We ended 2021 with a total of $115 million of debt reduction, exceeding the low end of our targeted range by $15 million. During 2021, we redeemed and retired the outstanding amounts of our 2023 Notes and 2024 Notes using net proceeds of our 2029 Notes issuance and drawings on our Senior Credit Facility.

2024 Management Information Circular 9

2020 Accomplishments

2020 Strategic Priorities	2020 Results
Generate strong free cash flow and reduce debt by $100 million to $150 million in 2020 and by $700 million between 2018 and 2022
▪
Generated cash provided by operations of $226 million, compared with $288 million in 2019.
▪
Reduced total debt by $171 million, exceeding our targeted range.
▪
Increased our long-term debt reduction target from $700 to $800 million from 2018 through 2022.
▪
At year-end, we had reduced debt levels by approximately $550 million, just three years into our five-year debt reduction plan.
▪
Ended the year with $661 million in available liquidity.
▪
Returned $11 million of capital to shareholders through share repurchases.

Demonstrate operational excellence in all aspects of our business including operational, financial and ESG metrics
▪
Achieved record market share of over 30% in Canada and sustained strong market share of approximately 8% in the U.S.
▪
Earned daily operating margins (revenue less operating costs per utilization day) of US$11,518 in the U.S. and $8,065 in Canada during the year. International day rates remained stable at US$54,811.
▪
Generated Adjusted EBITDA of $263 million, down 33% from 2019 despite a 42% reduction in global drilling activity levels due to the COVID-19 pandemic.
▪
Reported positive cash flow and Adjusted EBITDA of $11 million from our Completion & Production Services segment.
▪
Published our first Corporate Responsibility Report, conducted a materiality assessment and established Scope 1 and 2 emission baselines.

Leverage our AlphaTM technologies platform as a competitive differentiator and source of financial returns for Precision
▪
Ended the year with 39 AlphaTM rigs in the North American market.
▪
Drilled approximately 650 wells with AlphaAutomationTM in 2020.
▪
Had 18 AlphaAppsTM available, six of which were commercial.
▪
Drilled approximately 200 wells with AlphaAppsTM, resulting in over 2,300 app-days during the year.
▪
Commercialized AlphaAnalyticsTM.

2020 Highlights

Precision responded to the pandemic throughout 2020 by implementing comprehensive safety protocols to protect the health and welfare of our people and stakeholders from the risks of COVID-19. As a result of acting quickly and aggressively, Precision did not suffer any shutdowns, interruption of services, or any capability reductions due to the pandemic.

On April 9, 2020, we amended our Senior Credit Facility to obtain certain covenant relief from our lenders to March 2022.

On August 27, 2020, we renewed our NCIB for one year through the facilities of the TSX and NYSE. During the year, we repurchased and cancelled 420,588 shares (on a post-consolidation basis) for approximately $11 million. These repurchases were funded from cash flow and accounted for approximately 3.5% of our available public float.

In October 2020, we published our first Corporate Responsibility Report and conducted a materiality assessment to identify material areas of focus.

On November 12, 2020, we implemented a 20:1 share consolidation that resulted in 13,459,593 shares outstanding as of December 31, 2020.

Our 2020 targeted debt reduction range was $100 million to $150 million. During 2020, we retired the remainder of our 6.5% unsecured senior notes due 2021 (2021 Notes) with total redemptions of US$88 million. We also repurchased and cancelled US$3 million of the 2021 Notes, US$59 million of the 2023 Notes, US$44 million of 2024 Notes, and US$22 million of the 7.125% unsecured senior notes due in 2026 (2026 Notes). We ended 2020 with a total of $171 million of debt reduction, exceeding the high end of our targeted range by approximately $21 million.

10 2024 Management Information Circular

2019 Accomplishments

2019 Strategic Priorities	2019 Results
Generate strong free cash flow and utilize $200 million to reduce debt in 2019
▪
Reduced debt by $205 million exceeding the high end of our original targeted range.
▪
Returned $26 million of capital to shareholders through share repurchases.
▪
Ended the year with a cash balance of $75 million.
▪
Completed a one-year extension of our US$500 million Senior Credit Facility.
▪
Disposed of non-core assets for cash proceeds of $91 million.

Maximize financial results by leveraging our High Performance, High Value Super Series rig fleet and scale with disciplined cost management
▪
Increased Adjusted EBITDA 5% over 2018 to $392 million, despite a significant decrease in Canadian industry activity.
▪
Achieved highest market share on record in the U.S. and Canada averaging 8% and 28%, respectively.
▪
Improved U.S. contract drilling margins 19% compared to 2018.
▪
Grew Completion and Production Services’ Adjusted EBITDA 62% over 2018.

Full scale commercialization and implementation of our AlphaAutomationTM platform, AlphaAppsTM and AlphaAnalyticsTM
▪
Ended the year with 34 AlphaAutomationTM systems deployed in the field and on both our training rigs.
▪
Achieved full commercialization of AlphaAutomationTM, with over 90% utilization of systems deployed and earning commercial rates.
▪
Drilled more than 600 wells with AlphaAutomationTM in 2019.
▪
Ended the year with drilling 15 AlphaAppsTM either commercialized or in final stages of development.

2019 Highlights

During the year, we divested several non-core assets, including five idle rigs in Mexico, snubbing assets and our Terra Water Treatment Systems business.

In July, our sixth rig in Kuwait commenced drilling operations.

In August, we launched our NCIB authorizing us to repurchase up to 29.2 million common shares (pre-consolidation) by August 2020. We used the NCIB to repurchase and cancel 16.5 million common shares (pre-consolidation) for $26 million.

In November, we negotiated a one-year extension of our Senior Credit Facility to November 2023.

In November, we introduced our AlphaTM technologies, including AlphaAutomationTM, AlphaAppsTM, and AlphaAnalyticsTM. We also announced full commercialization of our 34 AlphaAutomationTM systems deployed throughout North America.

In 2019, we redeemed US$75 million principal amount of the 2021 Notes, and repurchased and cancelled US$5 million of the 2023 Notes, US$43 million of the 2024 Notes, and US$30 million of the 2026 Notes.

We reduced our long-term debt by $205 million.

2024 Management Information Circular 11

2023 CORPORATE GOVERNANCE HIGHLIGHTS

Board Independence

7 of 8
Independent Directors[1]

All
Independent Board Committees and Chairs

2 of 8
Female Directors[2]

5 of 8
Diverse Persons[3]

Board and Committee Meeting

8
Board Meetings and Independent Director-Only Sessions

5
Audit Committee Meetings

4
Corporate Governance, Nominating, and Risk Committee Meetings

6
Human Resources and Compensation Committee Meetings

Director Elections

Annual
Frequency of Board Elections

Majority
Voting Standards for Uncontested Elections

9
Average Board Tenure in Years[1]

66
Average Age in Years[1]

Notes:

(1) Does not include Brian Gibson as he retired from the Board in May 2023.

(2) At the 2024 Annual and Special Meeting of Shareholders, 3 of 8 of the nominees are female.

(3) See definition of “Diverse Persons” under Diversity, Equity and Inclusion – Board Diversity on page 44.

12 2024 Management Information Circular

MANAGEMENT INFORMATION CIRCULAR

You have received this Management Information Circular because you owned Precision shares on March 27, 2024, the record date for the meeting, and are entitled to vote your shares at our Annual and Special Meeting on May 16, 2024 beginning at 10:00 a.m. MDT. This year’s meeting will be in a virtual-only format via live audio webcast. You will be able to attend via an online platform that will allow you to ask questions, vote and participate electronically in real time. As with a physical meeting, only registered shareholders and duly appointed proxyholders who have standing at the meeting will be able to address the meeting and ask questions during the formal conduct of business.

Management and our Board of Directors are asking for your vote (known as soliciting your proxy) and we are contacting shareholders electronically and by mail. We have retained Morrow Sodali to act as our strategic shareholder advisor and proxy solicitation agent and we are paying them approximately $42,000 for their services.

You can vote by proxy if you are unable to vote at the virtual meeting. As in past years, we expect that the vast majority of all votes will be cast in advance of the meeting by proxy.

You can attend the virtual meeting online at

https://meetnow.global/M2YFHPG.

The live audio webcast of the meeting will be available on our website (www.precisiondrilling.com), and we will post the webcast details in advance on our website and provide them in a news release. We will also post the voting results and archive the webcast on our website after the meeting.

Our Board of Directors have approved the contents of this Circular and has authorized us to send it to each shareholder.

In this Management Information Circular:

▪
you and your mean holders of Precision’s common shares
▪
we, us, our and Precision mean Precision Drilling Corporation
▪
shares and Precision shares mean Precision’s common shares
▪
shareholder means a holder of Precision’s common shares, and
▪
Circular means this Management Information Circular.

All dollar amounts are in Canadian dollars, and all information is as of March 27, 2024, unless stated otherwise.

Our principal corporate and registered office is located at:

Precision Drilling Corporation

Suite 800, 525 – 8th Avenue SW

Calgary, Alberta

Canada T2P 1G1

Phone: 403.716.4500

About Your Package of Materials

This year we are again using notice-and-access for registered and beneficial holders where possible to reduce our printing and mailing costs.

We can deliver our materials for the meeting electronically if you are:

▪
a registered shareholder and consented in writing to receive the items electronically, or
▪
a beneficial shareholder and asked not to receive printed copies of our materials.

Your package includes either a proxy form or a voting instruction form and information about the meeting and how you can access the materials online.

We have sent you a complete package of printed materials if you are:

▪
a registered shareholder and did not consent in writing to receive the items electronically, or
▪
a beneficial shareholder and asked to receive printed copies (we send materials to your financial intermediary—your bank, trust company, broker or trustee—to send to you).

Turn to page 16 to read more about registered and beneficial shareholders. If you have questions, please contact Morrow Sodali:

▪
1.888.444.0609 (toll-free in North America)
▪
1.829.695.3075 (collect, outside North America)
▪
assistance@morrowsodali.com

2024 Management Information Circular 13

A – THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

The Annual and Special Meeting of Shareholders is your opportunity to vote on the items of business, ask questions, and listen to an update on our 2023 performance and plans for the future.

This section discusses the items of business in detail and explains the voting process. It also tells you about the directors nominated for election to the Board this year.

15	Summary of Business Items

15	Voting
	15	Who Can Vote
	15	How to Vote
	16	Registered Shareholders
	17	Registering your Proxyholder to Participate at the Meeting
	17	Attending and Participating at the Meeting

19	Business of the Annual and Special Meeting

24	About the Nominated Directors
	24	Director Profiles

29	Expectations of Directors
	29	Integrity
	29	Attendance and Responsibilities
	29	Serving on Other Boards
	31	Skills and Experience
	32	Director Development and Continuing Education
	32	Director Orientation
	32	Director Share Ownership Guidelines

33	Corporate Director Compensation
	33	Approach
	33	2023 Director Compensation

14 2024 Management Information Circular

SUMMARY OF BUSINESS ITEMS

Time and Date – 10:00 a.m. MDT on May 16, 2024 Virtual Attendance – https://meetnow.global/M2YFHPG

VOTING

Who Can Vote

Only holders of Precision shares as of the close of business on March 27, 2024 have the right to vote at the meeting. Each Precision share you own represents one vote.

If a Precision shareholder transferred shares to you after this date, you or your proxyholder can vote at the meeting if you can prove that you own the shares. You need to contact our registrar and transfer agent, Computershare Trust Company of Canada (Computershare), at least 10 days before the meeting to request that your name be included on the list of shareholders entitled to vote at the meeting. Computershare’s contact information is on page 16.

Precision’s authorized share capital includes an unlimited number of common shares and preferred shares, issuable in series, up to half the issued and outstanding common shares at the time the preferred shares are issued.

Quorum

We must have two persons present who hold or represent by proxy at least 25% of the shares entitled to vote at the meeting for it to proceed.

Simple Majority

We need a simple majority of votes (50% plus one vote) for an item of business to be approved at this meeting.

As of March 27, 2024, we had 14,478,582 common shares and no preferred shares outstanding.

Principal Holders of Precision Shares

Our directors and executive officers are aware of no organization that owns or controls 10% or more of our outstanding shares.

How to Vote

You can vote by proxy, or vote at the meeting by completing a ballot online during the meeting, as further described under “Attending and Participating at the Meeting.” Note that the voting process is different for registered and beneficial (non-registered) shareholders.

You are a registered shareholder if you hold Precision shares in your own name and have an actual share certificate. Your package includes a proxy form.

2024 Management Information Circular 15

You are a beneficial shareholder if your Precision shares are held in the name of a financial intermediary or nominee (your bank, trust company, broker, trustee or other financial institution). Beneficial shareholders do not have physical share certificates because their shareholdings are recorded on an electronic system.

If you are a beneficial shareholder, your nominee or financial intermediary votes your shares, but you have the right to tell them how to vote. You need to do this as soon as possible using the voting instruction form in this package.

Precision may utilize the Broadridge QuickVote™ service to assist beneficial shareholders with voting their common shares over the telephone. Alternatively, Morrow Sodali may contact such beneficial shareholders to assist them with conveniently voting their Precision shares directly over the phone.

Voting Results

Computershare is our transfer agent and registrar of Precision shares and counts and tabulates the votes for us.

We file a report of the voting results with the Canadian and U.S. securities regulators (www.sedarplus.ca and www.sec.gov) after the meeting and also post the results on our website and issue a news release with the results.

Follow the instructions on the next page. If you still have questions about the voting process, you can contact Morrow Sodali:
Phone:	1.888.444.0609 (toll free in North America) 1.289.695.3075 (outside North America)
Email:	assistance@morrowsodali.com

Registered Shareholders Voting by Proxy

Voting by proxy is the easiest way to vote, and you can do it by mail, phone, or on the internet. Follow the instructions on your proxy form.

Voting by proxy means that you are giving someone else (your proxyholder) the authority to attend the meeting and vote your shares for you. You can appoint a person or a company to be your proxyholder and to act on your behalf at the meeting. The person or company you appoint does not need to be a Precision shareholder.

Kevin A. Neveu, President and Chief Executive Officer (CEO or Chief Executive Officer), or in his absence, Steven W. Krablin, Chair of the Board, will automatically serve as your proxyholder if you do not appoint someone else. They will vote your Precision shares at the meeting according to the instructions you provide on your proxy form.

If you do not specify how you want to vote your shares, they will vote:

▪
for electing each nominated director
▪
for appointing the auditors
▪
for our approach to executive compensation
▪
for our new Director Share Unit Plan
▪
for the increase in the share reserve under our Omnibus Equity Incentive Plan

Beneficial Shareholders

Generally, you can send your voting instructions by mail, phone or on the internet. Each financial intermediary has its own process, so be sure to follow the instructions on your voting instruction form.

If you hold some shares as a registered shareholder and others as a beneficial shareholder, you will need to follow the instructions for each type.

Voting at the meeting

If you wish to vote at the meeting online, then you must appoint yourself as proxyholder and follow the directions provided on the voting instruction form in your package. See “Registering your Proxyholder to Participate at the Meeting” and “Attending and Participating at the Meeting.”

Changing Your Vote

Contact your intermediary for instructions on how to revoke or change the voting instructions you provided.

If you want to appoint someone else to be your proxyholder, cross out the names of the Precision proxyholders on your proxy form and print the name of the person you are appointing. Send the completed form to Computershare.

Computershare must receive your instructions by 10:00 a.m. MDT on May 14, 2024. If the meeting is postponed or adjourned, they must receive the instructions by 10:00 a.m. MDT two business days before the adjourned or postponed meeting is reconvened. The Chair of the Board has sole discretion to waive or extend the proxy cut-off time without notice.

Mail your completed proxy form to: Computershare Trust Company of Canada 100 University Avenue, 8th floor Toronto, Ontario, Canada M5J 2Y1	Vote online or by phone using the 15-digit control number on the first page of your proxy form: Internet: www.investorvote.com Phone: 1.866.732.VOTE (8683)

16 2024 Management Information Circular

Changing Your Vote

If you have already voted by proxy, you can revoke your proxy or change your vote. You can do this at any time up until the start of the meeting. If you have followed the process for attending and voting at the meeting online, voting at the meeting online will revoke your previous proxy. You can also change or revoke your vote in any other way the law allows. The notice can come from you, or from your legal representative if he or she has your written authorization. If a corporation owns the shares, the notice must be under the corporate seal or from an authorized officer or representative.

If you voted by phone or on the internet, you can submit a new vote. The new vote will revoke your earlier vote.

If you submitted your proxy form by mail, send a written notice by 10:00 a.m. MDT on May 14, 2024 to our registered office at:

Precision Drilling Corporation

Suite 800, 525 – 8th Avenue SW

Calgary, Alberta T2P 1G1

If the meeting is postponed or adjourned, we must receive your notice by 10:00 a.m. MDT two business days before the postponed or adjourned meeting is reconvened or you must vote at the postponed or adjourned meeting online. You may change your vote only in respect of items of business that have not yet been voted on.

Registering your Proxyholder to Participate at the Meeting

Shareholders who wish to appoint themselves or a third-party proxyholder to represent them at the online meeting must submit their proxy or voting instruction form (if applicable) prior to registering your proxyholder. Registering your proxyholder is an additional step once you have submitted your proxy or voting instruction form. Failure to register the proxyholder will result in the proxyholder not receiving an invite code to participate in the meeting. To register a proxyholder, shareholders MUST visit www.computershare.com/Precision by 10:00 a.m. MDT on May 14, 2024 and provide Computershare with their proxyholder’s contact information, so that Computershare may provide the proxyholder with an invite code via email.

For U.S. beneficial shareholders, to attend and vote at the virtual meeting, you must first obtain a valid legal proxy from your broker, bank or other agent and then register in advance to attend the meeting. Follow the instructions from your broker or bank included with these proxy materials, or contact your broker or bank to request a legal proxy form. After first obtaining a valid legal proxy from your broker, bank or other agent, to then register to attend the meeting, you must submit a copy of your legal proxy to Computershare. Requests for registration should be directed to:

Computershare
100 University Avenue, 8th Floor

Toronto, Ontario M5J 2Y1

OR

Email: uslegalproxy@computershare.com

Requests for registration must be labeled as “Legal Proxy” and be received no later than 10:00 a.m. MT on May 14, 2024. You will receive confirmation of your registration by email after we receive your registration materials. If you are validly registered, you may attend the Annual and Special Meeting and vote your shares at https://meetnow.global/M2YFHPG during the meeting. Please note that you are required to register your appointment at www.computershare.com/Precision.

Attending and Participating at the Meeting

The meeting will be hosted virtually by way of a live webcast. Shareholders will not be able to attend the meeting in person. A summary of the information shareholders will need to attend the online meeting is provided below. The meeting will begin at 10:00 a.m. MT on May 16, 2024.

Shareholders and duly appointed proxyholders and guests can attend the meeting online by going to https://meetnow.global/M2YFHPG.

Registered shareholders and duly appointed proxyholders can participate in the meeting (vote and submit questions) by clicking “I have a login” and entering a Username and Password before the start of the meeting.

▪
Registered shareholders - select "Shareholder" and enter the 15-digit control number located on the form of proxy or in the email notification you received.
▪
Duly appointed proxyholders – select "Invitation" and enter the invite code Computershare provided the proxyholder via email shortly after the voting deadline has passed.

Voting at the meeting will only be available for registered shareholders and duly appointed proxyholders. Non-registered shareholders who have not appointed themselves may attend the meeting by clicking “Guest” and completing the online form.

We believe that the ability to participate in the meeting in a meaningful way, including by asking questions, is important for shareholders. It is anticipated that registered shareholders and duly appointed proxyholders participating in the meeting online

2024 Management Information Circular 17

will have substantially the same opportunity to ask proper questions on matters of business before the meeting as such shareholders and proxyholders participating in the meeting in person.

Questions may be submitted in advance of the meeting to our Chief Legal and Compliance Officer at corporatesecretary@precisiondrilling.com. Questions may be submitted in writing during the meeting by using the "Q&A” tab. Questions may also be asked over the telephone. To do so, the registered shareholder or proxyholder will need to dial the telephone number provided underneath the “Broadcast” section. Once connected you will hear the meeting from your phone. Please mute your computer or other device and listen to the live feed on your phone only. This will prevent any delay or feedback to occur. When called upon to speak and ask your question, you will be unmuted.

Beneficial shareholders who have not appointed themselves as proxyholder and who do not have a 15-digit control number or invite code will only be able to attend as a guest which allows them to listen to the meeting; however, they will not be able to vote or submit questions.

You will be able to participate in the meeting using an internet-connected device such as a laptop, computer, tablet or mobile phone. In order to run the meeting platform, you will need the latest version of Chrome, Safari, Edge or Firefox, that are running the most updated version of the applicable software plugins and that meet the minimum system requirements.

If you are accessing the meeting, you must remain connected to the internet at all times during the meeting in order to vote when balloting commences. It is your responsibility to ensure internet connectivity for the duration of the meeting. Note that if you lose connectivity once the meeting has commenced, there may be insufficient time to resolve your issue before ballot voting is completed. Even if you plan to attend the meeting, you should consider voting your shares in advance so that your vote will be counted in case you later decide not to attend the meeting or in the event that you experience any technical difficulties and are unable to access the meeting and vote for any reason.

Registered shareholders and duly appointed proxyholders will have an opportunity to ask questions at the meeting using the online platform tool on matters of business at the Meeting. As at an in-person meeting, to ensure fairness for all attendees, the chair of the Meeting will decide on the amount of time allocated to each question and will have the right to limit or consolidate questions and to reject questions that are determined to be inappropriate or otherwise out of order.

Shareholders with questions regarding the virtual meeting portal or requiring assistance accessing the meeting website may visit the website https://meetnow.global/M2YFHPG for additional information.

In order to participate online, shareholders must have a valid 15-digit control number and proxyholders must have received an email from Computershare containing an invite code.

Voting at the Meeting

A registered shareholder or a beneficial shareholder who has appointed themselves or a third-party proxyholder to represent them at the meeting, will appear on a list of shareholders prepared by Computershare, the transfer agent and registrar for the meeting. To have their shares voted at the meeting, each registered shareholder or proxyholder will be required to enter their control number or invite code provided by Computershare at https://meetnow.global/M2YFHPG prior to the start of the meeting. In order to vote, non-registered shareholders who appoint themselves as a proxyholder MUST register with Computershare at www.computershare.com/Precision after submitting their voting instruction form in order to receive an invite code (please see the information under the headings “Registering your Proxyholder to participate at the Meeting” for details).

If you are using a 15-digit control number to login to the online meeting and you accept the terms and conditions, you will be revoking any and all previously submitted proxies. However, in such a case, you will be provided the opportunity to vote by ballot on the matters put forth at the meeting. If you DO NOT wish to revoke all previously submitted proxies, do not accept the terms and conditions, in which case you can only enter the meeting as a guest.

Without an invite code, proxyholders will not be able to vote at the meeting.

18 2024 Management Information Circular

BUSINESS OF THE ANNUAL AND SPECIAL MEETING

1. RECEIVE THE 2023 CONSOLIDATED FINANCIAL STATEMENTS

Our audited consolidated financial statements for the year ended December 31, 2023 (2023 Consolidated Financial Statements) will be presented at the meeting. The Board has approved the 2023 Consolidated Financial Statements and no vote is required. However, you will have an opportunity to ask questions at the meeting.

We mailed our 2023 Consolidated Financial Statements to all registered shareholders and to beneficial shareholders who requested them. You can find them and the management’s discussion and analysis (MD&A) in our 2023 Annual Report on our website (www.precisiondrilling.com) and on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov).

2. ELECT THE DIRECTORS

You can vote on electing eight directors to our Board for a one-year term:

William T. Donovan Steven W. Krablin Lori A. Lancaster	Susan M. MacKenzie Dr. Kevin O. Meyers Kevin A. Neveu	David W. Williams Alice L. Wong

Our articles of incorporation state that we must have between one and 15 directors on our Board. The Board has decided that there will be eight directors this year. The Corporate Governance, Nominating and Risk Committee (CGNRC) believes the eight nominated directors represent an appropriate mix of skills and experience and other qualities required for serving on our Board. You can read about each of the nominated directors in the director profiles beginning on page 24.

You can vote for all the nominated directors, vote for some and withhold votes for others, or withhold votes for all of them. If you are voting by proxy and do not appoint someone to serve as your proxyholder, the Precision representatives named in the proxy form will vote your shares for electing each nominated director unless you provided different instructions.

All the nominees meet the Board’s independence criteria except for Mr. Neveu because of his role as our President and Chief Executive Officer.

Each director will serve until the end of the next annual general meeting, unless he or she resigns, and a successor is elected or appointed. If a nominee withdraws his or her name, you or your proxyholder can vote for another nominated director.

Our policy on majority voting

A director who receives more withhold than for votes must offer to resign after the meeting. The CGNRC will review the matter and recommend to the Board to accept or reject the resignation based on the best interests of Precision and any other factors it considers relevant. The Board will accept the director’s resignation unless there are exceptional circumstances. The impacted director will not participate in any Board or committee deliberations on the matter. The Board will render its decision and the reasons for the decision within 90 days of the applicable meetings. If the Board accepts the resignation, it may appoint a new director to fill the seat.

This policy only applies to uncontested elections where the number of nominated directors equals the number of directors to be elected at the meeting. A withhold vote is effectively the same as a vote against a director in an uncontested election.

3. APPOINT THE AUDITORS AND AUTHORIZE THE DIRECTORS TO SET THE AUDITORS’ FEE

You can vote on reappointing the auditors and authorizing the Board to set their fees.

The Board recommends that KPMG LLP, Chartered Professional Accountants (KPMG), be appointed as our auditors until the next annual general meeting. Representatives of KPMG will be at the meeting to answer any questions. KPMG has been our auditors for more than five years, and we believe their re-appointment is in the best interests of Precision and our shareholders.

2024 Management Information Circular 19

Auditor Independence

The independence of the auditors is essential to maintaining the integrity of our financial statements. We comply with Canadian securities laws relating to the independence of external auditors, services they can perform, and fee disclosure. We also comply with the provisions of the United States (U.S.) Sarbanes-Oxley Act of 2002 (Sarbanes-Oxley) and the accounting and corporate governance rules adopted by the U.S. Securities and Exchange Commission (SEC) that set out services that cannot be provided by external auditors.

The Audit Committee recommends the terms of engagement and the auditors’ fees to the Board for approval and pre-approves any permitted non-audit services. Management collaborates with the external auditors every year to develop a list of proposed services for the Audit Committee’s review and pre-approval. The Audit Committee ensures auditor independence by prohibiting the external auditors from providing certain services; however, it believes the auditors are best equipped to handle certain other non-audit services in permitted categories, such as tax advisory and compliance services.

Audit Committee

You can find more information about the Audit Committee’s policies and procedures in our annual information form for the year ended December 31, 2023. It is available on our website (www.precisiondrilling.com) and on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov).

The table below shows the fees billed to us and our affiliates for professional services provided by KPMG in the last two fiscal years.

Year Ended December 31	2022	2023
Audit fees	$1,359,189	$1,606,629
for professional audit services
Audit-related fees	$—	$—
for assurance and other services that relate to the performance of the audit or review of our financial statements and are not reported as audit fees
Tax fees	$260,453	$431,742
for tax advisory services, including assistance with preparing Canadian federal and provincial income tax returns, and international tax advisory services
All other fees	$3,487	$14,952
for products and services other than those disclosed above
Total	$1,623,129	$2,053,323

4. PARTICIPATE IN OUR ‘SAY ON PAY’ ADVISORY VOTE

At Precision, our compensation programs are comprised of base salary, and targeted short and long-term incentives. In the design of our programs, we aim to achieve the following:

▪
Align with shareholder interests
▪
Provide market competitive “targeted” compensation levels with a comparator peer group
▪
Provide a direct link between executive pay and share price, financial and operational performance, and
▪
Support our short-term and long-term business strategies.

Please take time to read about our executive compensation program, which starts on page 52. The Compensation Discussion and Analysis explains our approach, how executive compensation aligns with shareholder interests and the decisions made by the Board about executive pay in 2023.

You can vote on our approach to executive compensation. The Board has held a ‘say on pay’ vote every year since 2011 when it adopted the policy to hold an annual advisory vote on executive compensation.

At the meeting, you will have the opportunity to vote for or against our approach to executive compensation through the following resolution:

“BE IT RESOLVED, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation disclosed in Precision’s Management Information Circular delivered in advance of the 2024 Annual and Special Meeting of Shareholders.”

While this is an advisory vote and the results are not binding on the Board, the vote is an important part of our ongoing engagement with shareholders about executive compensation and governance matters. The Board will take the voting results and other feedback into account when considering its approach to executive compensation in the future.

20 2024 Management Information Circular

We have typically received strong support from our shareholders with an average of 87% since 2011. In 2023, we received 68% in favour of our approach to executive compensation. The Board and the HRCC continue to seek input from our shareholders and monitor developments in executive compensation to ensure that our compensation practices and decisions and compensation risk oversight are appropriate.

Please take time to read about our executive compensation program, which starts on page 52. The Compensation Discussion and Analysis explains our approach, how executive compensation aligns with shareholder interests, the different program components and the decisions made by the Board about executive pay in 2023.

5. ApprovE a resolution adopting a new Director SHARE UNIT Plan

You will also be asked to vote on approving a new non-employee director share unit plan (Director Share Unit Plan), aimed at providing a compensation system for eligible directors of Precision, that, together with our other director compensation mechanisms, is reflective of the responsibility, commitment and risk accompanying membership of the Board and the performance of the duties required of various committees of the Board.

Directors who are not otherwise employees of Precision or an affiliate of Precision will be eligible to participate in the Director Share Unit Plan. If a director becomes an employee of Precision or an affiliate, he or she can no longer participate in the Director Share Unit Plan as of that date, but can participate again when their employment ends.

Under the terms of the Director Share Unit Plan, share units under the Director Share Unit Plan (Share Units) are allocated to a notional account for each director. The Board may grant the number of Share Units it determines appropriate to eligible directors in respect of services rendered to Precision as a member of the Board. In addition, where an eligible director is not in compliance with our share ownership guidelines, a percentage of such eligible director’s annual retainer (determined in accordance with the Director Share Unit Plan) will be automatically satisfied through the grant of Share Units. Finally, each eligible director may elect to have all or a portion of their annual retainer satisfied by grants of the Share Units. Where an eligible director receives annual retainer amounts in equity, retainer amounts are granted quarterly, using the weighted average closing price of Precision shares on the TSX for the five days before the payment date to calculate the number of Share Units (which is generally the fifteenth day before the end of each quarter). The five day average on the NYSE would be used if the shares are not listed on the TSX.

The Director Share Unit plan will allow for immediate redemption on the date of the grant of the Share Units or on the first, third or fifth anniversary of the date of grant, or such other date specified by the HRCC from time to time. Upon the redemption of Share Units, the eligible director (or such eligible directors’ beneficiary) will be issued a number Precision shares from treasury equal to the number of Share Units redeemed on the applicable date of the redemption, rounded down to the nearest whole number.

The total number of Precision shares available for issuance from treasury to eligible directors under the Director Share Unit Plan is limited to:

▪
A maximum of 200,000 shares from treasury, representing 1.38% of the currently issued and outstanding shares as of the date of the Circular
▪
not more than 10% of the total issued and outstanding Precision shares issued to insiders, at any time, when combined with Precision shares that may be issued to insiders under all other security-based compensation arrangements, and
▪
not more than 10% of the total issued and outstanding Precision shares to insiders, in any single year, when combined with Precision shares that may be issued to insiders under all other security-based compensation arrangements.

The Board approved the Director Share Unit Plan, conditional upon shareholder approval at the 2024 Annual and Special Meeting of Shareholders. No Share Units have been granted as of the date of this Circular and no Share Units will be issued unless shareholder approval is obtained.

At the meeting, you will have the opportunity to vote for or against the Director Share Unit Plan, as described in this Circular, through the following resolution:

“BE IT RESOLVED that (i) the Director Share Unit Plan, as described in the information circular of Precision is hereby approved and a maximum of 200,000 common shares may be issued under such Director Share Unit Plan; and (ii) any one director of officer of Precision is hereby authorized and directed to execute and deliver in the name and on behalf of Precision and under its corporate seal or otherwise all such certificates, instruments, agreements and other

2024 Management Information Circular 21

documents and to do all such other acts and things as in the opinion of such person be necessary or desirable in connection with the Director Share Unit Plan and with the performance by Precision of its obligations thereunder.”

The management proxyholders intend to vote FOR approval of the 2024 Director Share Unit Plan, except in relation to shares held by a shareholder who instructs otherwise. If shareholders do not approve this resolution, we intend to continue to grant Director Share Units (DSUs) under our existing DSU plan, which is cash settled.

You can read more about the DSUs in Appendix A - About DSUs, and about the Director Share Unit Plan in Appendix B – Summary of the Director Share Unit Plan beginning on page 84.

The Director Share Unit Plan is available on our SEDAR+ profile at www.sedarplus.ca.

The Director Share Unit Plan does not affect the existing deferred share unit plans for directors.

6. APPROVE A RESOLUTION TO INCREasE the share reserve under our Omnibus Equity Incentive Plan

Attracting, retaining and motivating specialized talent is critical to achieving our strategic and operating goals, including our goal to increase shareholder value. Equity-based and performance-based compensation issued pursuant to our Omnibus Plan (each, an Award) are key components of our compensation package. We believe that the ability to grant these types of awards allows us to remain competitive in the global marketplace and enables us to link executive compensation to our performance as well as attract, retain and motivate high-caliber talent dedicated to our long-term growth and success.

At the meeting, shareholders will be asked to approve an amendment to our Omnibus Plan to increase the maximum number of common shares available for issuance under the Omnibus Plan by 500,000 common shares.

The Omnibus Plan was established in 2017 with a maximum of 894,379 common shares available for issuance in settlement of Awards. In 2022, shareholders approved amendments to the Omnibus Plan to, among other changes, increase the maximum number of common shares that may be issued in settlement of Awards to 1,094,379 common shares.

As of the date of this Circular, the remaining reserve under the existing Omnibus Plan for future equity grants is 205,057 (representing 1.42% of currently issued and outstanding common shares), which takes into account common shares issued in settlement of Awards in 2022 and 2023. There are currently 203,260 outstanding Awards which may or are intended to be settled in common shares issued from treasury which represent 1.40% of currently issued and outstanding common shares. Under the Omnibus Plan, the new plan maximum of 1,594,379 would be reduced by the number of common shares issued on exercise of options outstanding under our second amended and restated option plan and by the number of common shares issued under exercised Option awards and PSUs under the Omnibus Plan prior to 2024; which results in the maximum being reduced by 889,322 common shares, subject to the terms of the Omnibus Plan and resulting in 705,057 common shares (or 4.87% of total issued and outstanding) being available for future issuances.

The purpose of the additional share reserve is to ensure that a sufficient number of common shares remain available for issuance under the Omnibus Plan in settlement of Awards to enable us to continue our current practice of granting Awards to eligible plan participants that may be settled in common shares issued from treasury as a component of our compensation package. The long-term incentive program is intended to align the interests of eligible participants with shareholders by rewarding plan participants for increases in our share price.

The TSX requires that shareholders approve the increase to the maximum number of shares reserved for issuance under the Omnibus Plan, failing which we will maintain a maximum number of 1,094,379 common shares to be reserved for issuance pursuant to the terms of the Omnibus Plan.

We are, therefore, asking shareholders to vote on the following resolution at the meeting:

“Resolved that (i) the increase in the maximum number of shares reserved for issuance under the Omnibus Plan from 1,094,379 to 1,594,379 shares be approved; and (ii) any one director or officer of the Corporation be and is hereby authorized to do such things and to sign, execute and deliver all documents on behalf of the Corporation that such directors and officers may, in his or her discretion, determine to be necessary in order to give full effect to the intent and purposes of this resolution.”

22 2024 Management Information Circular

The management proxyholders intend to vote FOR approval of the amendment to the Omnibus Plan, except in relation to shares held by a shareholder who instructs otherwise.

You can read more about the Omnibus Plan beginning on page 78 or by visiting our SEDAR+ profile at www.sedarplus.ca.

7. OTHER BUSINESS

If there are amendments or variations to the items of business or other matters that properly come before the meeting, you (or your proxyholder, if you are voting by proxy) can vote as you see fit.

As of the date of this Circular, we are not aware of any amendments or variations to the items of business or of any other matters that may properly come before the meeting.

About Material Interests

None of our nominated directors or executives, or their associates or affiliates, has a direct or indirect material interest (as a beneficial shareholder or in any other way) in any item of business except as disclosed herein.

No informed person or nominated director, or their associates or affiliates, had a direct or indirect material interest in a transaction or proposed transaction involving Precision in 2023, or up until March 27, 2024, that has had or will have a material effect on us or any of our subsidiaries.

2024 Management Information Circular 23

ABOUT THE NOMINATED DIRECTORS

The Board has decided that eight directors will be elected to the Board this year. The CGNRC believes they represent an appropriate mix of skills and experience and other qualities required for serving on our Board.

Precision’s articles of incorporation allow the Board to appoint one or more additional directors to the Board between annual meetings, but the number of additional directors cannot exceed one-third of the number of directors elected at our most recent annual meeting.

We are pleased to welcome Alice L. Wong as a nominated director. Upon shareholders' approval of our nominated slate of directors, we will fulfill our commitment to achieving a minimum of 30% female representation on our Board. You can read about each nominee beginning on this page.

Mr. Neveu is the only non-independent director because of his role as our President and Chief Executive Officer.

Notes:

(1) See definition of “Diverse Persons” under Diversity, Equity and Inclusion – Board Diversity on page 44.

Director Profiles
Steven W. Krablin Chair of the Board Independent Houston, Texas Age 73 Director since May 2015 Citizenship USA

Biography

Steven W. Krablin is a private investor and has over 40 years of experience as a corporate executive or director in the energy industry. Most recently, he served as President, Chief Executive Officer and Chair of the Board of T-3 Energy Services, Inc., an oilfield services company that manufactured products used in the drilling, production and transportation of oil and natural gas, from March 2009 until January 2011.

Mr. Krablin is an experienced financial and operational leader with a broad understanding of business globally. He has also served as Chief Financial Officer of oil and natural gas service and manufacturing companies, including National Oilwell, Inc. and Enterra Corporation.

Mr. Krablin previously served as a director of Chart Industries, Inc. and served as Chair of the Board of Directors. In addition, he has previously served as an independent director of three other publicly traded companies.

Mr. Krablin received a Bachelor of Science in Business Administration in accounting from the University of Arkansas and is a retired certified public accountant.

Committee Memberships

Audit Committee

Corporate Governance, Nominating and Risk Committee

Human Resources and Compensation Committee

Other Public Boards: 0

2023 Voting Results

For: 5,562,610 (81.51%)

Withheld: 1,261,775 (18.49%)

24 2024 Management Information Circular

William T. Donovan Independent North Palm Beach, Florida Age 72 Director since December 2008 Citizenship USA

Biography

William T. Donovan is a private equity investor and has served as a director of several public and private companies in the United States, the United Kingdom and Russia. From 1997 to 2005, he served as President, Chief Executive Officer and a director of Total Logistics, Inc., a Wisconsin corporation engaged in various operating and investment activities. Mr. Donovan was Chair of the board of Rockland Industrial Holdings, LLC, a privately held entity in Wisconsin engaged in the manufacturing of wood flooring products for the truck trailer and domestic container industries from April 2006 to December 2013.

Mr. Donovan previously served as President, Chief Financial Officer and a director of Christiana Companies, Inc. and Prideco Inc. prior to their merger with Weatherford International, Inc. in 1999. From 1980 to 1998, he was a Principal and Managing Director of Lubar & Co., a private investment and venture capital firm. Prior to joining Lubar & Co., Mr. Donovan was an officer with Manufacturers Hanover Trust Company from 1976 to 1980, where he specialized in merger and acquisition financing.

Mr. Donovan joined the board of Silgan Holdings in January 2018 and served as Chair of the Compensation Committee; in 2023, Mr. Donovan served as Chairman of the Nominating Committee continued to serve on the Audit and Compensation Committees. Previously, he was a director of Grey Wolf, Inc. from June 1997 to December 2008, prior to its acquisition by Precision Drilling Trust and his subsequent appointment as a director of Precision in December 2008.

Mr. Donovan received a Bachelor of Science and an MBA from the University of Notre Dame.

Committee Memberships

Audit Committee (Chair)

Corporate Governance, Nominating and Risk Committee

Other Public Boards: 1

2023 Voting Results

For: 5,596,489 (82.01%)

Withheld: 1,227,896 (17.99%)

Biography

Lori A. Lancaster is an independent consultant and corporate director. Ms. Lancaster has over 26 years of experience as a strategic and financial advisor to the global natural resources industry. As a former senior energy investment banker, Ms. Lancaster has extensive knowledge and transaction experience in advisory of key corporate strategic initiatives, including accessing North American public and private debt and equity capital markets as well as corporate and asset level mergers, acquisitions and divestitures.

She currently serves on the boards of Vital Energy, Inc. where she serves as Chair of the Finance Committee, and Intrepid Potash, Inc., where she serves as Chair of the Nominating and Corporate Governance Committee.

She previously served on the boards of HighPoint Resources Corp. and Energen Corp. She holds a Directorship Certified designation from the National Association of Corporate Directors (NACD).

Ms. Lancaster received a Bachelor of Business Administration degree from Texas Christian University and an MBA degree from the University of Chicago Booth School of Business.

Committee Memberships

Audit Committee

Corporate Governance, Nominating and Risk Committee

Other Public Boards: 2

2023 Voting Results

For: 6,109,263 (89.52%)

Withheld: 715,122 (10.48%)

Lori A. Lancaster Independent New York, New York Age 54 Director since October 2022 Citizenship USA

2024 Management Information Circular 25

Susan M. MacKenzie Independent Calgary, Alberta Age 63 Director since September 2017 Citizenship Canada

Biography

Susan M. MacKenzie is a corporate director. Most recently, she was an independent consultant.

Previously, she served as Chief Operating Officer with Oilsands Quest Inc. and as Vice President of Human Resources and Vice President of In Situ Development and Operations at Petro-Canada prior to its merger with Suncor Energy Inc. Ms. MacKenzie was also employed with Amoco Canada Petroleum Company Ltd., serving in a variety of engineering and leadership roles in natural gas, conventional oil and heavy oil development.

Ms. MacKenzie serves on the boards of MEG Energy Corporation, Teine Energy Ltd. (private), and Shock Trauma Air Rescue Services (STARS). She previously served on the boards of Enerplus Corporation, Freehold Royalties Ltd., TransGlobe Energy Corporation, FortisAlberta Inc., Safe Haven Foundation of Canada and the Calgary Women’s Emergency Shelter.

Ms. MacKenzie holds a Bachelor of Engineering (Mechanical) degree from McGill University and a Master of Business Administration degree from the University of Calgary. She is a Life Member of the Association of Professional Engineers and Geoscientists of Alberta and holds the ICD.D designation from the Institute of Corporate Directors.

Committee Memberships

Corporate Governance, Nominating and Risk Committee (Chair)

Human Resources and Compensation Committee

Other Public Boards: 1

2023 Voting Results

For: 5,336,520 (78.20%)

Withheld: 1,487,865 (21.80%)

Biography

Kevin O. Meyers is an independent energy consultant and corporate director. He currently serves on the board of Hess Corporation. He was the Chairman of the Board of Denbury Inc. until it’s purchase by ExxonMobil in November 2023. Dr. Meyers has also served on several non-profit boards, including the Board of Regents of the University of Alaska and the Nature Conservancy of Alaska.

Dr. Meyers has over 40 years of experience in the energy industry, having retired from ConocoPhillips at the end of 2010. For the 10 years prior to his retirement, he was a senior executive of ConocoPhillips, most recently as Senior Vice President Exploration and Production, Americas.

Before that, he was President of ConocoPhillips Canada, President of ConocoPhillips Russia and Caspian, and President of ConocoPhillips Alaska. While in Russia from 2004 to 2006, Dr. Meyers served on the board of LUKOIL and was the lead resident executive of the COP/LUKOIL strategic alliance. Prior to joining ConocoPhillips, he served in engineering, technical and executive roles with ARCO.

Dr. Meyers received a Bachelor of Arts in chemistry and mathematics from Capital University and a Ph.D. in chemical engineering from the Massachusetts Institute of Technology.

Committee Memberships

Corporate Governance, Nominating and Risk Committee

Human Resources and Compensation Committee (Chair)

Other Public Boards: 1

2023 Voting Results

For: 5,582,994 (81.81%)

Withheld: 1,241,391 (18.19%)

Dr. Kevin O. Meyers Independent Anchorage, Alaska Age 70 Director since September 2011 Citizenship USA

26 2024 Management Information Circular

David W. Williams Independent Spring, Texas Age 66 Director since September 2018 Citizenship USA

Biography

David W. Williams served as Chair, President and Chief Executive Officer of Noble Corporation from January 2008 until January 2018. Prior to Noble, he served as Executive Vice President of Diamond Offshore Drilling, Inc. and has more than 35 years in the offshore drilling industry.

During his career, Mr. Williams was a member of the Executive Committee and past Chair of the International Association of Drilling Contractors and a board member of the American Petroleum Institute, where from 2012 to 2013 he served as Chair of the General Membership Committee and as a member of the Executive Committee.

He served as a director of the Well Control Institute and was a member of the National Petroleum Council, the Society of Petroleum Engineers and the American Bureau of Shipping. Mr. Williams currently serves on the Dean’s Advisory Board of Mays Business School at Texas A&M University, the Houston Museum of Natural Science Board of Trustees and a member of the board of The Children’s Assessment Center Foundation.

Mr. Williams attended Texas A&M University, where he earned a Bachelor of Business Administration degree in Marketing. In 2009, he was named as an Outstanding Alumni by the Mays Business School at A&M for his many career achievements and service to the school.

Committee Memberships

Audit Committee

Human Resources and Compensation Committee

Other Public Boards: 0

2023 Voting Results

For: 5,976,380 (87.57%)

Withheld: 848,005 (12.43%)

Biography

Alice L. Wong has more than 35 years of diverse experience in the nuclear fuel industry and currently serves as Senior Vice-President, Chief Corporate Officer at Cameco Corporation. Before that, she served in executive roles as Vice-President Safety, Health, Environment, Quality and Regulatory Relations and Vice-President, Investor, Corporate and Government Relations. Prior to that, she held various positions in marketing, communications and strategic planning. Before joining Cameco, she held various positions - sessional lecturer at the University of Saskatchewan, economics instructor at Saskatchewan Polytechnic, and auditor at the Canada Revenue Agency.

Ms. Wong serves on the boards of Hecla Mining Company, Canadian Nuclear Association, Mining Association of Canada and Saskatchewan Mining Association. She previously served on the boards of Sask Energy Corporation and Uranium Producers of America.

Ms. Wong holds a Master of Arts (Economics) and Bachelor of Commerce from the University of Saskatchewan and ICD.D designation from the Institute of Corporate Directors.

Other Public Boards: 1

2023 Voting Results

Not Applicable

Alice L. Wong Independent Saskatoon, Saskatchewan Age 64 Nominated Director May 2024 Citizenship Canada

2024 Management Information Circular 27

Kevin A. Neveu Non-Independent Houston, Texas Age 63 Director since August 2007 Citizenship Canada

Biography

Kevin A. Neveu is President, Chief Executive Officer and a Director of Precision Drilling Corporation and has held these positions since joining the company in 2007.

Mr. Neveu has over 42 years of experience in the oilfield services sector holding various engineering, manufacturing, marketing and management positions over his career. Previously, Mr. Neveu was President of the Rig Solutions Group of National Oilwell Varco in Houston and held senior management positions with it and its predecessor companies in London, Moscow, Houston, Edmonton and Calgary.

Mr. Neveu is currently an advisor for the University of Calgary’s School of Public Policy and the past Chairman of the International Association of Drilling Contractors. He is a former Corporate Board member of Finning International Inc., Bonanza Creek Energy Inc. and RigNet Inc. Mr. Neveu has also served on the Boards for a National Sports Organization as well as a Provincial Health Association.

Mr. Neveu holds a Bachelor of Science degree in Mechanical Engineering and is a graduate of the University of Alberta and is a registered Professional Engineer in the province of Alberta. He has also completed the Harvard Advanced Management Program in Boston, Massachusetts.

Other Public Boards: 0

2023 Voting Results
For: 6,027,382 (88.32%)

Withheld: 797,003 (11.68%)

28 2024 Management Information Circular

EXPECTATIONS OF DIRECTORS

Integrity

We expect our directors to demonstrate deep engagement, diligently discharge their duties to both the Board and their committees, and always prioritize our best interests while upholding the higher standards of ethics and integrity.

This means:

▪
complying with our Code of Business Conduct and Ethics (the Code) policy, including our conflict of interest disclosure requirements
▪
developing and maintaining an understanding of our strategy, business environment and operations, the markets we operate in and our financial position and performance
▪
diligently preparing for each Board and committee meeting by reviewing all meeting materials in advance
▪
actively and constructively participating in each meeting and seeking clarification from management and outside advisors when necessary to understand the issues being considered
▪
refreshing their skills through active participation in continuing education, and
▪
keeping abreast of changing governance issues and requirements and regulatory matters affecting the energy industry.

All of our nominated directors have consistently met or exceeded our expectations. All directors:

▪
have a comprehensive understanding of our business
▪
are always well prepared for Board and committee discussions
▪
make constructive contributions to all discussions
▪
are available to meet with management and fellow directors, and
▪
have maintained a 100% attendance record at Board and committee meetings.

Attendance and Responsibilities

We believe that an active and engaged Board governs more effectively. It is our expectation that directors attend all Board meetings, participate in their committee meetings and join the annual meeting of shareholders. In 2023, all of our directors a perfect attendance record. Directors may attend regular meetings by phone or video conference if circumstances require it.

The table below shows the number of Board and committee meetings held in 2023 and the director attendance record.

Name	Board	Audit Committee	Corporate Governance, Nominating and Risk Committee	Human Resources and Compensation Committee	Overall Attendance
Michael R. Culbert(1)	8 of 8 (100%)	5 of 5 (100%)	—	6 of 6 (100%)	19 of 19 (100%)
William T. Donovan	8 of 8 (100%)	5 of 5 (100%)	4 of 4 (100%)	—	17 of 17 (100%)
Brian J. Gibson(2)	3 of 3 (100%)	3 of 3 (100%)	2 of 2 (100%)	—	8 of 8 (100%)
Steven W. Krablin	8 of 8 (100%)	5 of 5 (100%)	4 of 4 (100%)	6 of 6 (100%)	23 of 23 (100%)
Susan M. MacKenzie	8 of 8 (100%)	—	4 of 4 (100%)	6 of 6 (100%)	18 of 18 (100%)
Kevin O. Meyers	8 of 8 (100%)	—	4 of 4 (100%)	6 of 6 (100%)	18 of 18 (100%)
David W. Williams	8 of 8 (100%)	5 of 5 (100%)	—	6 of 6 (100%)	19 of 19 (100%)
Lori A. Lancaster(3)	8 of 8 (100%)	5 of 5 (100%)	2 of 2 (100%)	—	15 of 15 (100%)
Kevin A. Neveu	8 of 8 (100%)	—	—	—	8 of 8 (100%)

Notes:

(1) Mr. Culbert has decided to retire from our Board and will not stand for re-election at our 2024 Annual Meeting.

(2) Mr. Gibson decided to retire and did not stand for re-election at our 2023 Annual Meeting.

(3) Ms. Lancaster joined the CGNRC in July 2023.

Serving on Other Boards

We do not limit the number of other public company boards our directors can serve on, but the CGNRC discusses our expectations with potential candidates, so they understand the time commitments and expectations before agreeing to be nominated as a director.

Members of the Audit Committee can serve on the audit committee of up to three other public companies as long as the Board determines that the other commitments will not limit the director’s ability to effectively serve on our Audit Committee. William Donovan and Lori Lancaster each serve on the audit committees of one other public company, and the Board has determined that those committee memberships do not interfere with their ability to serve effectively on our Audit Committee.

Many of our nominated directors are active corporate directors and hold positions on other boards. The Board and the CGNRC have reviewed the board memberships and determined that the directors have consistently demonstrated that they are able to, and do, devote the necessary time and attention to Precision to carry out their duties effectively and act in Precision’s best interests.

2024 Management Information Circular 29

Other Public Company Boards and Committees in the last five years
Name(1)(2)	Company	Committees	Dates
William T. Donovan	Silgan Holdings Inc.	Audit Committee, Compensation Committee, and Nominating Committee (Chair)	2018 – Present
Steven W. Krablin(3)	Chart Industries, Inc.	Board Chair	2006 – 2022
	Hornbeck Offshore Services, Inc.(4)	Audit Committee. Nominating and Corporate Governance Committee	2005 – 2020
Lori A. Lancaster	Vital Energy, Inc	Finance Committee (Chair)	2020 – Present
	Intrepid Potash, Inc	Corporate Governance and Nominating Committee (Chair)	2021 – Present
	HighPoint Resources Corp.(5)	Audit Committee and Nominating and Governance Committee (Chair)	2018 – 2021
Susan M. MacKenzie	Enerplus Corporation	Corporate Governance and Nominating Committee (Chair), Compensation and Human Resources Committee (Chair), Safety and Social Responsibility Committee (Chair), Reserves Committee, and Audit Committee	2011 – 2023
	Freehold Royalties Ltd.	Governance, Nominating and Compensation Committee (Chair) and Reserves Committee	2014 – 2022
	MEG Energy Corporation	Health, Safety, Environment and Reserves Committee (Chair), Human Capital and Compensation Committee, and Audit Committee	2020 – Present
	TransGlobe Energy Corporation	Compensation, Governance and Human Resources Committee (Chair), Reserves and Health, Safety, Environment and Social Responsibility Committee	2014 – 2020
Dr. Kevin O. Meyers	Hess Corporation	Audit Committee and Health, Safety and Environment Committee (Chair)	2013 – Present
	Denbury, Inc.	Board Chair and member of Compensation Committee and Audit Committee	2020 – 2023
	Hornbeck Offshore Services, Inc.(4)	Compensation Committee (Chair)	2011 – 2022
	Denbury Resources Inc.(6)	Audit Committee, HSE and Reserves Committee (Chair)	2011 – 2020
Alice L. Wong	Hecla Mining Company	Governance and Social Responsibility Committee (Chair), Audit Committee, and Health, Safety, Environmental and Technical Committee	2021 – Present

Notes:

(1)
Mr. Neveu was a director of Bonanza Creek Energy, Inc. (Bonanza Creek) from 2011-2017. On January 4, 2017, Bonanza Creek and certain subsidiaries filed voluntary petitions under Chapter 11 of the United States Bankruptcy Code in the Bankruptcy Court for the District of Delaware to pursue a plan of reorganization. On April 28, 2017, Bonanza Creek emerged from bankruptcy proceedings and appointed a new board of directors.
(2)
Mr. Culbert, an independent director, has decided to retire from our Board and will not stand for re-election at our 2024 Annual Meeting.
(3)
On May 12, 2016, Penn Virginia Corporation (Penn Virginia), an entity which Mr. Krablin was a director of, filed a voluntary petition under Chapter 11 of the United States Bankruptcy Code in the Bankruptcy Court for the Easter District of Virginia to pursue a plan of reorganization. On September 12, 2016, Penn Virginia emerged from bankruptcy proceedings and appointed a new board of directors. Mr. Krablin no longer sits on the board of Penn Virginia.
(4)
On May 19, 2020, Hornbeck Offshore Services, Inc. (Hornbeck) filed a voluntary petition for Chapter 11 bankruptcy of the United States Bankruptcy Code in the Bankruptcy Court for the Southern District of Texas (Houston Division) to pursue a plan of reorganization. On September 4, 2020, Hornbeck emerged from bankruptcy and appointed new directors. Mr. Krablin did not seek reappointment to the Hornbeck board. Hornbeck Offshore Services, Inc. became a private corporation in September 2020. Dr. Meyers continued to serve on Hornbeck’s board until August 2022.
(5)
Ms. Lancaster served on the board of HighPoint Resources Corporation (HighPoint Resources). On March 14, 2021, HighPoint Resources filed a voluntarily petition under Chapter 11 of the United States Bankruptcy Code in the Bankruptcy Court for the District of Delaware as part of a pre-packaged plan of reorganization. On April 1, 2021, HighPoint Resources successfully completed its merger with Bonanza Creek Energy Inc. Ms. Lancaster no longer sits on the board of HighPoint Resources.
(6)
On July 30, 2020, Denbury Resources Inc. (Denbury) filed a voluntary petition for Chapter 11 bankruptcy of the United States Bankruptcy Code in the Bankruptcy Court for the Southern District of Texas (Houston Division) to pursue a plan of reorganization. On September 18, 2020, Denbury emerged from bankruptcy as Denbury, Inc. Mr. Meyers served on Denbury Inc.’s board until it's purchase by ExxonMobil in November 2023.

30 2024 Management Information Circular

Board Interlocks

We do not have a policy on interconnecting directorships. Every year, our Board reviews directors’ independence. None of our directors currently serve together on any public or private company boards.

Skills and Experience

Our Board must have the appropriate mix of skills and experience in order to provide appropriate direction to management and to ensure that all major issues affecting our business and affairs are given proper consideration. The CGNRC uses a comprehensive skills matrix to assess Board composition and recruit new director candidates as part of Board succession. The skills matrix below is aligned with our vision, strategy and five-year plan.

2024 Management Information Circular 31

Director Development and Continuing Education

Continuing education provides a valuable resource for our directors to enhance their skills, deepen their understanding of our business and operations and stay current with emerging issues impacting our business, governance and compensation practices. This ongoing learning initiative is not confined to formal educational programs, it extends to independent reading and networking opportunities. Some of our directors express a preference for this versatility and personalized methodology.

Every quarter, we facilitate continuing education programs that cover a wide range of diverse topics that directors are welcome to attend in order to help them accomplish these goals.

Management provides regular updates on relevant topics and quarterly updates on emerging governance and regulatory matters. We also encourage directors to attend external educational events as appropriate. We reimburse directors for memberships in organizations dedicated to corporate governance and ongoing director education.

See Appendix C for a list of the educational programs attended by our directors in 2023.

Director Orientation

Our orientation program familiarizes new directors with Precision, the drilling and well servicing industry and our expectations for directors. During the onboarding process, our new directors meet with our management teams and receive a comprehensive orientation manual. This manual encompasses comprehensive information about Precision, including our values and strategic plans, policies and governance guidelines, talent and performance management, succession planning and our annual operating and capital budgets. The CGNRC reviews the orientation manual periodically to ensure the content is current and appropriate.

New directors receive a copy of the charter of each committee on which they serve, along with access to our electronic board portal where they can review historical information presented and minutes of previous meetings. New directors also meet with each committee chair and with key management representatives for each committee to discuss recent activities and any issues or concerns relating to that aspect of our business or governance practices.

Director Share Ownership Guidelines

We believe that director share ownership is a good governance practice because it ensures directors have a stake in our future success and aligns their interests with those of our shareholders. Our directors are expected to own at least two times the amount of their annual retainer in Precision shares within four years of joining the Board. Directors can count shares (held directly or beneficially through a nominee) and deferred share units (DSUs) towards meeting the guidelines. In addition, DSUs cannot be redeemed until a director retires from the Board (see more about the DSUs in Appendix A - About DSUs, and about the Director Share Unit Plan in Appendix B – Summary of the Director Share Unit Plan beginning on page 84).

We use the actual purchase cost or the current market price (whichever is higher) to calculate share ownership. All directors met or have time to meet our ownership guidelines in 2023.

Securities Held (as of March 27, 2024)

The table below shows the number of shares each director owns or exercises control or direction over and their compliance with our share ownership guidelines. Each director has provided information about the Precision shares they own, or exercises control or direction over, and we used $90.83, the closing price of Precision’s shares on the TSX on March 27, 2024 to determine the current market value of their share ownership. We use the actual purchase cost of the shares or the current market value (whichever is higher) to determine whether a director has met the share ownership guidelines.

Name	Precision Shares	DSUs	Cost Basis(1)	Market Value	Guidelines Multiple of Annual Retainer	Meets Guidelines
Michael R. Culbert(2)	5,750	20,153	$1,563,778	$2,352,779	2x	Yes
William T. Donovan	8,061	19,758	$2,911,870	$2,526,800	2x	Yes
Steven W. Krablin	1,250	28,375	$1,961,168	$2,690,833	2x	Yes
Lori A. Lancaster	—	2,772	$217,114	$251,781	2x	n/a(3)
Susan M. MacKenzie	3,225	15,955	$1,152,569	$1,742,101	2x	Yes
Kevin O. Meyers	2,475	18,716	$1,801,060	$1,924,779	2x	Yes
David W. Williams	3,500	12,019	$775,533	$1,409,613	2x	Yes
Kevin A. Neveu	275,064	—	$27,653,413	$24,984,063	5x	Yes

Notes:

(1)
Cost basis is calculated using the actual purchase cost of the shares or the actual grant value of the DSUs.
(2)
Mr. Culbert has decided to retire from our Board and will not stand for re-election at our 2024 Annual Meeting.
(3)
Directors have four years from their appointment to the Board to meet the share ownership guidelines.

32 2024 Management Information Circular

CORPORATE DIRECTOR COMPENSATION

Our director compensation program is based on four principles:

▪
align director interests with Precision’s long-term success
▪
attract and retain highly qualified directors with a sufficient range of skills, expertise and experience
▪
compensate directors appropriately for their knowledge and contributions, and
▪
be competitive with comparable public companies.

Director compensation is paid only to non-management directors. Mr. Neveu is compensated in his role as CEO (see page 68) and does not receive additional compensation for his role as a management director on the Board.

Aligning Director and Shareholder Interests

Our directors have a substantial financial interest in Precision because they:

▪
receive part of their retainer in DSUs, which tracks the performance of Precision shares
▪
can choose to receive all or some of their cash compensation in DSUs, and
▪
must meet share ownership requirements within four years of joining the Board.

Our CEO does not receive director compensation.

You can read more about each director’s share ownership beginning on page 32.

Approach

The Board generally sets compensation aligned with the median (50th percentile) of a compensation peer group of public companies in the broader oilfield services industry. The Human Resources and Compensation Committee (HRCC) uses this same peer group to benchmark executive compensation (see page 54).

The CGNRC is responsible for reviewing director compensation every year and recommending the appropriate level and mix to the Board for approval. It considers the responsibilities, time commitment, risks, complexity of decision-making, best practices and general market trends in director compensation. It also refers to published compensation surveys and receives independent advice from an external consultant (currently Meridian, the same consultant the HRCC uses for executive compensation).

2023 Director Compensation

Historically, we have paid directors a combination of cash and share-based compensation in the form of DSUs so they have a vested interest in Precision’s long-term success. A DSU is a phantom unit equal to the fair market value of a Precision share. Directors can choose to receive all or some of their annual cash retainer and other fees in DSUs.

The retainer covers all Board and committee memberships and meeting fees as well as other committee meetings directors attend as guests. The CGNRC conducted a comprehensive review of director compensation to determine an appropriate level of retainer that reflects the scope of the duties and time commitment of our non-management directors. The Chair of the Board receives a higher retainer to reflect the scope of the role and increased responsibilities. Directors who serve as committee chairs receive a higher amount to recognize their increased responsibilities and time commitment.

The table below shows the fees we paid to directors for the year ended December 31, 2023.

Name(1)	Cash Fees Earned	Share-based Awards(2)	Option-based Awards	Non-equity Incentive Plan Compensation	Pension Value	All Other Compensation	Total(3)
Michael R. Culbert (4)(6)	$62,082	$209,188	—	—	—	—	$271,270
William T. Donovan	$128,212	$155,204	—	—	—	—	$283,416
Brian J. Gibson(5)	$39,153	$56,283	—	—	—	—	$95,436
Steven W. Krablin	$242,928	$155,204	—	—	—	—	$398,132
Lori A. Lancaster	$107,968	$155,204	—	—	—	—	$263,172
Susan M. MacKenzie	$128,212	$155,204	—	—	—	—	$283,416
Kevin O. Meyers	$128,212	$155,204	—	—	—	—	$283,416
David W. Williams(6)	$116,066	$155,204	—	—	—	—	$271,270

Notes:

(1)
Mr. Neveu does not receive director compensation because he is a management director and is compensated in his role as President and CEO.
(2)
Amounts represent the value of DSUs vested during the year as DSUs vest immediately upon grant.
(3)
Directors’ fees are paid in U.S. dollars. We used an average exchange rate of 1.3496 to convert the fees to Canadian dollars.
(4)
Mr. Culbert has decided to retire from our Board and will not stand for re-election at our 2024 Annual Meeting.
(5)
Mr. Gibson retired and did not stand for re-election at our 2023 Annual Meeting.
(6)
Mr. Culbert and Mr. Williams also attend meetings of the HSE Corporate Responsibility Council and are compensated for their participation as a Board representative. In 2023, Mr. Culbert and Mr. Williams attended four council meetings and each received US$1,500 per meeting as fees.

2024 Management Information Circular 33

Share-based awards are the portion of the annual retainer, meeting and other fees received as DSUs, and do not include any DSUs granted as dividend equivalents for dividends paid on Precision shares. In February 2016, we suspended our dividend as a result of a restricted payments basket limitation in our senior note indentures.

Directors are also reimbursed for travel expenses relating to Precision business.

We pay the annual cash retainer in U.S. dollars to help us attract and retain strong global talent to the Board, which supports Precision’s long-term global operations strategy towards U.S. and international operations. The flat fee streamlines the compensation structure, caps director fees, and is a common corporate governance practice. They are not eligible to receive incentive awards.

The table below shows the 2023 director fee schedule.

In US$	Cash Retainer	DSU Retainer	Total Annual Retainer
2023 Fixed Annual Retainer
Chair of the Board	$180,000	$115,000	$295,000
Board member who serves as a committee chair	$95,000	$115,000	$210,000
Board member	$80,000	$115,000	$195,000

Outstanding Share-Based Awards

The table below shows all outstanding share-based awards in Canadian dollars for each non-management director as of December 31, 2023. We calculated the market or payout values using US$54.29, the closing price of Precision shares on the NYSE on December 31, 2023, the final trading day of the fiscal year and an annual average exchange rate of 1.3496.

Non-management directors do not participate in our Omnibus Plan, as such they do not have any outstanding option-based or PSU and RSU awards.

Name	Number of DSUs that have not Vested (#)	Market or Payout Value of DSUs that have not Vested ($)	Market or Payout Value of Vested DSUs not Paid Out or Distributed
Michael R. Culbert(1)	—	—	$1,476,613
William T. Donovan	—	—	$1,447,664
Steven W. Krablin	—	—	$2,079,026
Lori A. Lancaster	—	—	$203,104
Susan M. MacKenzie	—	—	$1,169,005
Kevin O. Meyers	—	—	$1,371,317
David W. Williams	—	—	$880,648

Notes:

(1)
Mr. Culbert has decided to retire from our Board and will not stand for re-election at our 2024 Annual Meeting.

34 2024 Management Information Circular

B – CORPORATE GOVERNANCE AND RESPONSIBILITY

Corporate Responsibility has been at the core of our business philosophy since Precision’s formation. We have always been driven by innovation, creativity and an entrepreneurial spirit combined with our commitment to the safety of our employees, customers, communities where we operate and the environment.

We manage Precision for the long-term by maintaining excellent governance policies and practices and taking a responsible approach that prioritizes building a durable business that yields long-term value for our stakeholders.

36	A Message from the Chair of the Corporate Governance, Nominating and Risk Committee

37	Our Approach to Governance
	37	High Standards
	37	Governance Guidelines
	37	Our Code of Business Conduct and Ethics
	38	Internal Policies

39	Board Governance
	40	Independence
	40	Avoiding Conflicts of Interest
	41	Board Priorities
	43	Board Effectiveness
	43	Board Succession
	44	Communicating with the Board

45	Committee Reports
	45	Audit Committee Report
	46	Corporate Governance, Nominating and Risk Committee Report
	47	Human Resources and Compensation Committee Report

2024 Management Information Circular 35

A MESSAGE FROM THE CHAIR OF THE CORPORATE GOVERNANCE, NOMINATING AND RISK COMMITTEE

Precision’s Board is pleased to highlight significant progress made in key governance areas achieved in 2023.

Committing to ESG for the Right Reasons

In 2023, we smoothly transitioned our ESG performance data to our interactive web page, solidifying it as the primary platform featuring the Company’s progress in ESG initiatives. We are delighted to highlight a significant increase in the usage of our interactive web page throughout the year, with heightened engagement observed among stakeholders accessing our published performance data. For a deeper understanding of Precision’s ESG journey and results, we invite you to explore our website.

Prioritizing Diversity in Every Aspect of Our Work

In 2023, the Board initiated a search to appoint an additional female director, aiming to complement the background and experience of our existing Board members. As a result of our search, we are very pleased to welcome Alice L. Wong as a nominated director at this year’s Annual Meeting. Ms. Wong brings a wealth of experience and knowledge that will enhance Precision’s Board and fulfill our commitment to achieving 30% representation of women on our Board. This year, we also continued to increase the presence of female leaders across the organization, resulting in 57 female leaders in 2023, an increase of 90% from 2020. We know that attracting, including, and retaining individuals with varying backgrounds, talents, ideas, and experiences propels collective innovation and drives Precision’s success.

Board Refreshment

We recognize that Director refreshment is paramount for sustaining corporate vitality and ensuring long-term success. While experienced directors bring valuable company knowledge and historical context, an essential balance must be struck through the infusion of fresh perspectives and ideas. Board members with extensive tenure possess an in-depth understanding of the company's intricacies, contributing stability and continuity. However, we are mindful that introducing new directors brings diverse viewpoints, innovative thinking, and adaptability to evolving business landscapes. Striking this equilibrium is crucial to fostering a dynamic board environment that navigates challenges with agility while leveraging the wisdom garnered over time. Mindful of this, the Board consistently engages in proactive initiatives aimed at revitalizing the composition of Precision’s Board. This comprehensive evaluation includes a deliberate assessment of the Board’s membership, scrutinizing such areas as director tenure, skill sets, and industry expertise. Our objective is to ensure a well-balanced and forward-thinking Board that introduces fresh perspectives, promotes innovation, and sustains our corporate governance excellence.

Employee Engagement and Development

Precision is committed to cultivating a high-performance workplace culture through employee engagement and development. We prioritize the growth of technical talent and effective leaders, offering various individual development programs centered around People Leader and Self-Leader Competencies. In 2023, 225 global managers joined our Leadership Exchange, and 27 participated in New People Leadership programs, fostering strong connections to field operations. Our focus on safety and operational excellence is emphasized in New Employee Orientation and Short-Service Employee (SSE) programs led by our Field Training department. Utilizing our world-class training facilities in Nisku and Houston and onsite rig training, this year we conducted 16,200 hours of new employee training and 47,500 hours of individual development training for field-based roles. We are proud of our robust training efforts in 2023, and we remain steadfast in our commitment to developing our people to be the best in the field.

The Board is proud of the dedication, collaboration, and hard work demonstrated by Precision’s employees, resulting in significant advancements in these crucial governance areas. We eagerly anticipate sharing further progress with you throughout 2024. As always, your feedback is welcomed and appreciated.

Sincerely,

Susan M. MacKenzie

Chair of the Corporate Governance, Nominating and Risk Committee

36 2024 Management Information Circular

OUR APPROACH TO GOVERNANCE

Precision is a public company and our shares are listed on the Toronto Stock Exchange (TSX) and New York Stock Exchange (NYSE). We comply with corporate governance guidelines for Canadian companies listed on the TSX, and the NYSE corporate governance standards that apply to us as a foreign private issuer registered with the U.S. Securities and Exchange Commission (SEC).

Our corporate governance practices meet or exceed the guidelines adopted by the Canadian Securities Administrators (CSA) set out under National Policy 58-201 – Corporate Governance Guidelines and the SEC rules that apply to us. The only major differences between the governance practices set by the TSX and the NYSE standards for U.S. domestic companies listed on the NYSE relate to shareholder approval of equity compensation plans and the external auditor. You can find an explanation in the investor relations section of our website (www.precisiondrilling.com).

High Standards

Our transparent culture of governance and ethical behaviour is fundamental to the way we do business. We monitor regulatory developments and governance best practices and adopt regulatory changes that apply to us as a dual-listed issuer in Canada and the U.S., and governance practices that are appropriate for us. The Board reviews our governance charters, guidelines, policies and procedures regularly to ensure they are appropriate and that we maintain high governance standards.

Our following governance charters and policies are posted on our website:

▪ Articles of Amalgamation ▪ Corporate By-Laws (including our Advance Notice Policy) ▪ Policy on Majority Voting ▪ Board of Director and Committee Charters
▪
Corporate Governance Guidelines
▪
Position Descriptions for the Board and Committee Chairs and the President and Chief Executive Officer, and
▪
A summary of the main differences between the NYSE corporate governance standards and our governance charters and policies.

The governance disclosure in this Circular meets the requirements under National Instrument 58-101 – Disclosure of Corporate Governance Practices, specific rules adopted by the SEC and Sarbanes-Oxley Act, NYSE rules and Canadian rules relating to audit committees under National Instrument 52-110 – Audit Committees. The Board has approved this disclosure on the recommendation of the Corporate Governance, Nominating and Risk Committee (CGNRC).

Each director, executive officer and employee has an obligation to make sure we conduct ourselves according to our Disclosure Policy and its objectives. We review the policy regularly and update it as appropriate.

Governance Guidelines

Our Corporate Governance Guidelines outline the composition, structure, procedures, and policies that guide our Board. These guidelines are reviewed annually and serve as a guidepost for the Board. Topics pertaining to corporate citizenship, governance and sustainability are also routinely reviewed at meetings of the Board and its committees.

Our Code of Business Conduct and Ethics

At the core of our business practices lies a commitment to ethical behavior. The Code of Business Conduct and Ethics (the Code) ensures every director, executive officer, manager, employee, and contractor is aware of Precision’s values. The full text of the Code is available on the Corporate Governance section of our website.

We have a robust, proven corporate governance system that is effective in ensuring a transparent culture. It allows for ethical issues to be reported, assessed, and resolved in a timely manner. This system employs a strong body of policies, enforcement mechanisms and a closed-loop resolution process for issues that are reported.

The Code addresses the following key areas, among others:

▪ financial reporting and accountability ▪ maintaining confidentiality ▪ avoiding conflicts of interest ▪ complying with laws ▪ safeguarding corporate assets ▪ reporting illegal or unethical behavior	▪ human rights ▪ disclosure ▪ anti-retaliation ▪ data and privacy security ▪ bribery and corruption, and ▪ harassment and discrimination

Annually, each director, executive officer, manager, and employee is required to confirm their understanding and commitment to abide by the Code. Additionally, members of the senior management team must also certify quarterly whether they are aware of any breaches of the Code. Comprehensive in-person and online training sessions are conducted annually for all permanent employees, covering various topics related to business conduct and ethics.

2024 Management Information Circular 37

PD EthicsLine

The PD EthicsLine is available for anyone within or outside of Precision, offering a confidential and anonymous platform to report any suspected illegal or unethical conduct or breach of our policies. With the oversight of the Audit and HRCC Committees, there were no ethics incidents in 2023 that required disclosure and 100% of the issues reported through the PD EthicsLine were reviewed and resolved. An independent third party operates the PD EthicsLine and notifies the Chief Compliance Officer (CCO) immediately upon receiving a complaint.

Internal Policies

We take proactive measures to ensure our workforce and the Board understand their obligations to uphold our standards and the law when it comes to ethics and compliance. In addition to our Code, we have developed internal corporate policies to guide our directors, officers, and employees in meeting our standards and fulfilling our responsibilities to our shareholders, governmental, and regulatory authorities, business partners and each other. The following are some of our internal policies that we have put in place to ensure compliance and to reflect our current business practices:

▪ Human Rights ▪ Anti-Bribery and Anti-Corruption ▪ International Trade - Sanctions ▪ Insider Trading ▪ Privacy ▪ Compensation Recoupment (Clawback)	▪ Avoiding Conflicts of Interest ▪ Public Policy & Lobbying ▪ Diversity, Equity and Inclusion ▪ Harassment, Discrimination and Workplace Violence ▪ Indigenous Relations, and ▪ Artificial Intelligence

Clawbacks

Our senior leadership team is held accountable for their decisions. As such, we have designed our compensation plan so any consequences stemming from our policies, employment agreements and incentive plans align with Precision’s best interests.

Our Clawback Policy entitles us to recoup some, or all incentive compensation awarded or paid to our senior leadership team, including our Chief Executive Officer, both past and present, if:

▪
there was a restatement of our financial statements for a fiscal year or fiscal quarter when they were with Precision
▪
there was an error in calculating executive compensation during their time with Precision, or
▪
the member of the senior leadership team engaged in misconduct, including fraud, non-compliance with applicable laws and any act or omission that would entitle an employee to be terminated for cause.

The Clawback Policy applies to all forms of incentive awards, including bonuses, restricted share units, performance share units and stock options.

In addition to our Clawback Policy, in 2023 we introduced a NYSE compliant compensation recoupment policy, which provides that in the event of a financial restatement, we must recoup incentive-based compensation received by certain executive officers, subject to limited exceptions.

Human Rights

In 2024, the Board approved our first report under Canada’s Fighting Against Forced Labour and Child Labour in Supply Chains Act. Our new processes reinforce our commitment to supply chain transparency, requiring our vendors to go through a rigorous accreditation process, crafted to assess possible modern slavery concerns. Additionally, we are proud to announce the adoption of a new Human Rights policy, a fundamental step in promoting human rights within our organization and in our interactions with partners all over the world. This policy extends throughout our supply chain and reflects our commitment to robust due diligence within our sphere of influence, which involves actively identifying potential human rights violations, including forced labour and child labour.

38 2024 Management Information Circular

BOARD GOVERNANCE

The Board of Directors oversees the conduct of our business, provides direction to management and ensures that all major issues affecting our business and affairs are given proper consideration. It believes in respect, trust and candor and fosters a culture of open dialogue.

The Board has established three independent standing committees to help it carry out its responsibilities effectively. It may also create special ad hoc committees from time to time to deal with other important matters. It may also delegate certain responsibilities to management from time to time, as permitted by law.

SHAREHOLDERS
BOARD OF DIRECTORS
Responsible for the stewardship of our business
AUDIT COMMITTEE
Responsible for our financial reporting, internal control systems and external auditors
CORPORATE GOVERNANCE, NOMINATING, AND RISK COMMITTEE
Responsible for corporate governance enterprise risk, management oversight and board composition and assessment
HUMAN RESOURCES AND COMPENSATION COMMITTEE
Responsible for human resources programs, compensation governance and executive compensation
ADHOC COMMITTEE
Special committees created by the Board
External Auditors
Independent Advisors
MANAGEMENT

Each committee has a charter, and each committee chair has a position description that is approved by the Board. Guided by the committee chair, each committee establishes annual goals in consultation with its members and management. These goals align with the committee charter, our strategic vision, the annual business plan and insight gleaned from engagement with shareholders or governance organizations. To ensure accountability and effectiveness, each committee conducts quarterly assessments to evaluate progress toward achieving its annual goals.

You can read more about each of our committees beginning on page 45 and find the respective committee charters and position descriptions on our website (www.precisiondrilling.com).

2024 Management Information Circular 39

Independence

A majority of the directors must be independent for the Board to carry out its duties and responsibilities effectively. Seven of our eight nominated directors (88%) are independent.

The Board determines whether each director is independent, using criteria that meet the CSA’s standards as set out in National Instruments 52-110 and 58-101, National Policy 58-201 and the NYSE corporate governance standards. The Board has determined that Mr. Neveu is not independent because of his role as President and Chief Executive Officer.

A director is considered independent if he or she does not have a direct or indirect material relationship with us. A relationship is material if it could reasonably be expected to interfere with a director’s ability to exercise independent judgement.

 Strong and Committed Board

▪
The majority of our directors are independent
▪
All directors have senior leadership experience and represent a diverse mix of skills and experience, and
▪
All directors attended all board meetings and their respective committee meetings in 2023.

Directors must provide the CGNRC information about their business and other relationships with Precision (and our affiliates) and senior management (and their affiliates) when they join the Board and annually thereafter. They must advise the CGNRC if there is a material change to their circumstances or relationships that could affect the Board’s independence assessment. In 2023, the CGNRC determined that no material relations exist between Precision and the independent directors based on the completed questionnaires about employment history, affiliations, and family and other relationships.

Independent Chair

Steven Krablin has served as the Chair of our Board since May 2017 and is an independent non-executive director. Mr. Krablin has been a Precision director for approximately eight years – you can read more about Mr. Krablin in his profile on page 24.

The Chair provides leadership to the Board, is responsible for its effective functioning, and is the primary liaison between the Board and management. Duties include:

▪
ensuring we adopt and comply with procedures that allow the Board to conduct its work effectively and efficiently
▪
setting the agenda for Board and shareholder meetings, presiding as Chair at all Board and shareholder meetings and ensuring there is free and open discussion at each meeting
▪
ensuring the Board receives timely and relevant information
▪
ensuring the Board reviews and approves corporate strategy developed by management, and
▪
monitoring the implementation of our corporate strategy.

The Board approved a written position description for the Chair and reviews it every year. The position description is available in the corporate governance section of our website (www.precisiondrilling.com).

Meeting In Camera

The independent directors meet without management at every Board and committee meeting. The Board met eight times in 2023. Board and committee meetings do not run for a fixed length of time, so directors have sufficient time for open and frank discussions about the agenda items and any issues of concern.

Avoiding Conflicts of Interest

The Board is committed to making decisions that prioritize the best interests of Precision, taking into account concerns of our stakeholders, including customers, employees, suppliers, communities in which we operate, the environment, governments, regulators and the general public.

Directors must also disclose any potential conflicts of interest they may encounter in connection with our business. Some directors may hold managerial or director positions with customers or other oilfield service providers that could directly compete with us. Some may also be involved with entities that periodically provide financing or make equity investments in companies that compete with our operations. All conflicts are subject to the procedures and remedies set out under the Business Corporations Act (Alberta). If directors find themselves in a conflict of interest, it is their responsibility to advise the Chair and abstain from participating in any discussions and voting on the matter or excuse themselves from the meeting. Directors are required to complete the Code of Business Conduct and Ethics training and confirm annually (or as needed) that they are free from any conflict of interest.

40 2024 Management Information Circular

Board Priorities

Strategy and Budget

The Board is responsible for our strategic direction and approves our strategic plan annually.

Management develops the strategic plan and assesses strategic issues with the Board throughout the year. We hold an annual strategic planning session with the Board and management to review the strategic plan, discuss strategic issues, identify corporate opportunities and evaluate material risks facing our business. We also perform a look-back assessment of key strategic initiatives and recalibrate the strategic plan based on our progress, and establish annual corporate goals and objectives aligned with our strategic initiatives.

The Board also holds an annual budget planning meeting with management to review and approve the business plan. Annually, the Board also reviews and approves operating and capital budgets presented by management for the coming year.

The Board must approve all significant transactions, including key borrowing and financing decisions.

Risk Oversight

We face many risks as part of our business activities, including operating, financial, governance, health and safety, environmental, cybersecurity, compensation, strategic and reputational risks (you can read more about our Risks in Our Business in our Annual Information Form, and our discussion of compensation risk starting on page 53 of the Circular).

The Board maintains a very active approach to overseeing the internal risk function. The Board performs timely review of all risk-related matters, including an assessment of Precision’s internal risk matrix and receiving quarterly updates from its delegated Internal Risk Committee. In addition, management provides quarterly comprehensive updates on risk to the Board and committees.

The Board has overall responsibility for risk oversight and assigns specific risks to its committees:

Committee	Risk Responsibilities
Audit	Oversees financial risks
Human Resources and Compensation	Oversees compensation, talent management and succession risk
Corporate Governance, Nominating and Risk	Oversees overall governance and risk management framework

Cybersecurity is a critical component of our risk management program. The Board devotes significant time and attention to overseeing cyber and information security risks. The CGNRC is charged with oversight of risks related to cybersecurity and operational resiliency. The Chief Administrative Officer (CAO) provides a comprehensive cybersecurity report to the CGNRC at each meeting.

Our Board also oversees the Corporation’s commitment, approach, planning, performance, monitoring and disclosure related to sustainability and ESG matters, including quarterly reports on ESG mapping, materiality assessments and ESG-related risks.

You can read about the specific activities of each committee beginning on page 45.

Internal Controls

The Board is responsible for overseeing the integrity of our internal controls and management information systems, and delegates oversight responsibility for the controls over accounting and financial reporting systems to the Audit Committee.

The Board and Audit Committee ensure that public reporting of our financial information is reliable and accurate, our transactions are appropriately accounted for, and our assets are safeguarded. Every quarter:

▪
management establishes and maintains an adequate system of internal control over financial reporting, and updates the Audit Committee
▪
the Chief Financial Officer presents our financial results and forecasts to the Audit Committee
▪
we conduct an enterprise-wide certification process to reinforce risk accountability and compliance at all levels, and
▪
management reviews the results and updates the Board.

Management evaluated the effectiveness of our system of internal control over financial reporting and concluded that the system was effective in providing reasonable assurance as of December 31, 2023. KPMG audited our internal controls over financial reporting as of that date and provided an unqualified opinion. It also provided an unqualified opinion on our consolidated financial statements for the 2022 and 2023 fiscal years.

2024 Management Information Circular 41

CEO Oversight

The CEO is appointed by the Board and is responsible for leading our day-to-day business. His key responsibilities include articulating our vision, developing and implementing a strategic plan consistent with our vision, and focusing on creating value for shareholders.

The CEO’s annual objectives are specific and quantifiable. The HRCC recommends the CEO’s annual objectives to the Board for approval and the full Board assesses the CEO’s performance against these objectives at the end of the year.

Yearly, the Board approves a position description for the CEO, which is available in the corporate governance section of our website (www.precisiondrilling.com).

The Board has established clear limits of authority for the CEO, primarily focusing on financial matters, approval of significant or material transactions and any departures from the strategic plan. The CEO is accountable to the Board, and the Board conducts a formal review of his performance every year.

Succession Planning

The HRCC oversees succession planning for the CEO and other key roles in the organization and has an emergency succession plan if something unexpected happens.

Management provides annual updates to the HRCC, and the CEO meets in camera with the HRCC every year to review the depth of the talent pool and succession capacity for critical roles.

Our succession strategy is a combination of promotion from within and external recruitment for key positions. This ensures a smooth and timely transition at senior levels, minimizes disruptions caused by changes in leadership and maintains consistency in business strategy, practices and culture.

The Board considers a range of skills, experience and diversity, including the proportion of female executives, when considering executive appointments. We have not, however, established gender targets for our executives because we believe the skills, qualifications and attributes of the candidate and the needs of the organization are the most critical factors in making leadership decisions. We believe the potential for strong leadership skills begins early in a person’s career, fostered by exposure to a wide variety of business opportunities, life experience, and leadership roles with increasing levels of scope and responsibility.

Our objectives are to have high performers in key roles across the organization and to ensure we have a stream of talented people to fill these roles in the future. Developing our people and filling most vacant positions from within helps retain high potential employees, while external recruiting allows for different perspectives and fresh thinking from outside the Company.

Management focuses its attention on all levels of leadership to ensure that there is a well-trained, highly capable talent pool, who have a broad range of business and functional experience and can contribute to a collaborative culture and support our values for building a sustainable and productive organization.

Talent/Human Capital Management Strategy

▪
Acquire and retain skilled employees with high potential
▪
Selectively hire seasoned executives and senior managers
▪
Identify and assess high performers and develop those with high potential
▪
Engage talent while monitoring employee development to drive high performance and retention, and
▪
Provide high potential candidates with opportunities to present to the Board and invite them to Board functions where they can interact with directors and senior executives informally.

42 2024 Management Information Circular

Board Effectiveness

The Corporate Governance, Nominating and Risk Committee implements a comprehensive process for assessing board, committee and director effectiveness annually. This is a key mechanism for board renewal because it involves evaluating the performance, skills and contribution of each director. Through action plans, feedback and monitoring of progress, the CGNRC and Board can ensure continuous improvement of the Board’s effectiveness.

BOARD ASSESSMENT

The Chair of the CGNRC conducts formal assessments of the Board and committees and the Chair of the Board interviews each Director. The assessment process covers the following topics, among others:

▪
Ideal qualities and skills of an effective Board
▪
Board Charter and Position descriptions of the Chairs of the Board, and
▪
Results of the board evaluations are shared with directors and areas of strength and improvement are reviewed and aligned with the board and committee goals.

COMMITTEE ASSESSMENT

Each committee Chair receives a peer evaluation, and each committee completes an assessment of its:

▪
Ideal qualities and skills of an effective committee, and
▪
Performance against the goals it sets for the year.

Each committee reviews their Charter and position description. The CGNRC also reviews the Board Charter and Chair of the Board position descriptions.

DIRECTOR ASSESSMENT

The Chair of the CGNRC conducts the assessment of the directors. They also assess each other and conduct a self-assessment. Director assessment has four components:

▪
Individual interviews with the Chair of the Board
▪
A peer assessment
▪
An evaluation questionnaire to gather data to assess board skills, performance, qualities, and individual contributions, and
▪
A self-assessment.

Directors offer input on ways to enhance the effectiveness of their peers and the Board.

FEEDBACK

The Chair of the CGNRC summarizes the assessment findings and proposes actions for review with the CGNRC and approval of the full Board where needed. The Chair of the Board then discusses the results of the individual evaluations with each director. The evaluation process also includes a review of potential gap areas based on the skill matrix. Directors receive personal feedback on their progress over the year and peer feedback from the Chair of the Board, as described above.

Board Succession

The CGNRC is responsible for recruiting new directors and qualified candidates as identified by the Board, management and shareholders from time to time.

Tenure and Term Limits

The Board has decided not to establish term limits or a mandatory retirement policy at this time to avoid the possibility of prompting higher turnover and forcing experienced members to leave the Board prematurely, causing the Board to lose continuity and momentum. Additionally, the Board oversees directors' retirement and tenure plans as needed.

The average tenure of our nominated directors is approximately nine years. Over the past seven years, five directors have voluntarily retired, and four new directors have joined the Board. This successful and voluntary Board refreshment strategy continues to support our decision not to establish term or age limits.

The CGNRC reviews the Board’s position on term limits and a mandatory retirement age periodically.

2024 Management Information Circular 43

Commitment to Board Diversity

When recruiting new directors, the CGNRC considers our vision and business strategy, the skills and competencies of existing directors, and identifies gaps in Board skills. The committee also takes into account the attributes, knowledge and experience that potential new directors should bring to enhance the overall effectiveness of the Board. The CGNRC also considers diversity as part of this process, including the level of female representation on the Board. In the assessment of Board composition, or the identification of suitable candidates, the CGNRC will include a slate of Diverse Persons(2) for all open Board seats. In 2023, the Board remained committed to recruiting a third female director and achieving our target of 30% female representation on the Board.

Currently, 25% (two out of eight) of our Board members are female and 63% (five out of eight) self-identify as a Diverse Persons(2), as detailed in the table below. After the 2024 Annual and Special Meeting, if each nominee to the board is elected, 38% (three out of eight) of our Board members will be female and 75% (six out of eight) self-identify as a Diverse Persons(2).

Position	# Total(1)	# of Female	%of Female	# of Racially/Ethnically Diverse	% of Racially/Ethnically Diverse	# of Diverse Persons(2)	% of Diverse Persons(2)
Board of Directors	8	3	38%	1	12%	6	75%
Executive Officers(3)	5	1	20%	2	40%	3	60%

Notes:

(1)
The Board diversity statistics reflect our 2024 Nominated Directors and the President and Chief Executive Officer.
(2)
An Diverse Persons includes directors or executives that have self-identified into one or more of the following categories: Racialized Person, Female, LGBTQ2S+, disability and indigenous people (First Nations, Inuit, or Metis). Racialized is derived by the Ontario Human Rights Commission from the concept of “visible minority” defined as person other than Aboriginal Peoples, who are non-Caucasian in race or non-white in color. We have defined 'Disability’ as a person with a physical or mental condition that is permanent, ongoing, episodic or of some persistence, and is a substantial or significant limit on an individual's ability to carry out some of life’s important functions or activities, such as employment.
(3)
Executive Officers includes the Chief Financial Officer, President, North American Drilling, Chief Administrative Officer, Chief Legal and Compliance Officer, and Chief Technology Officer.

The Board is committed to achieving our target of 30% female representation on the Board as set out in our Diversity Policy. Upon shareholders' approval of our nominated slate of directors, we will fulfill our commitment and believe that this is an important step in increasing diversity on our Board.

Nominating Directors

The Board nominates directors for election (or appoints them to the Board between annual meetings) if they have an appropriate mix of skills, knowledge and business experience.

A shareholder can nominate a candidate for election by submitting the person’s name, background, qualifications and experience to our Corporate Secretary. Our by-laws require shareholders to give us advance notice of any proposal to nominate a director for election to the Board, if the nomination is not made by requesting a meeting, or by making a shareholder proposal following the procedures set out in the Business Corporations Act (Alberta):

▪
Annual shareholders’ meeting – we must receive notice 30 to 65 days before the meeting. If the meeting is held less than 50 days after we announce the meeting date, notice must be given within 10 days of the announcement of the meeting.
▪
Special shareholders’ meeting called to elect directors (that is not an annual general meeting) – notice must be given within 15 days of the announcement.

The notice must include information about the proposed nominee and the shareholder making the proposal.

This requirement ensures all Precision shareholders (including shareholders voting by proxy and those voting in person at the meeting) receive adequate notice and information about each nominated director so they can make an informed voting decision.

All nominations are forwarded to the Chair of the CGNRC to present to the CGNRC for consideration.

The CGNRC is also responsible for the orderly succession of the Board Chair position. The CGNRC, as appropriate, uses its director assessment, review of the skills matrix and results of the Board assessment process to identify suitable candidates for assuming the role of Board Chair.

Communicating with the Board

The Board believes in the importance of ongoing engagement with shareholders to understand their concerns and sentiment and having a constructive dialogue about governance, executive compensation and other matters. The Board engages in and initiates regular shareholder outreach. We expect the nominated directors to attend the annual meeting of shareholders, and to be available to speak to shareholders.

The annual advisory vote on ‘say on pay’ is one way we receive formal feedback on executive compensation matters.

Shareholders can contact the Board, the Chair of the Board, or any of the committees or directors through the Corporate Secretary:

Precision Drilling Corporation

Suite 800, 525 – 8th Avenue SW

Calgary, Alberta T2P 1G1

Attention: Corporate Secretary

Email: corporatesecretary@precisiondrilling.com

Phone: 403.716.4500

44 2024 Management Information Circular

COMMITTEE REPORTS

Audit Committee Report

Each member of the Audit Committee must be independent and financially literate to meet regulatory requirements in Canada and the U.S., and the NYSE corporate governance standards. The Board looks at the director’s ability to read and understand the financial statements of a business similar in complexity to Precision to determine whether a director is financially literate. The Board has determined that each member of the Audit Committee is independent and financially literate within the meaning of National Instrument 52-110 and the corporate governance standards of the NYSE.

Mr. Culbert, Mr. Donovan, Mr. Krablin, Ms. Lancaster and Mr. Williams are considered audit committee financial experts under the SEC rules because of their training and experience.

The Audit Committee reviews the Audit Committee charter and position description for the Audit Committee Chair annually.

Financial Reporting

Oversees the quality and integrity of financial reporting and reviews the following to provide recommendations to the Board for approval:

▪
annual audited financial statements and MD&A, and
▪
quarterly financial statements and MD&A.

Internal Control Systems

Oversees the quality, integrity and performance of our internal control systems for finance and accounting, our internal audit function and our disclosure controls. The Audit Committee receives reports annually on the following:

▪
our disclosure controls and practices
▪
our internal controls over financial reporting
▪
the timetable and process for the CEO and CFO to certify the accuracy of our quarterly and annual securities filings, and
▪
the work product of our internal audit group.

External Auditors

Responsible for critical audit matters and oversees the external auditors (currently KPMG LLP):

▪
appoints the lead audit partner
▪
reviews the external auditors’ annual audit plan, fees, qualifications, performance and independence
▪
pre-approves all auditing services and non-audit services that the external auditors provide to ensure they remain independent, and
▪
reviews the results of all reports of the external auditors, including the external auditors’ report to shareholders.

The Audit Committee is also responsible for overseeing:

▪
compliance with laws and regulations relating to financial reporting
▪
compliance with the provisions of the Code of Business Conduct and Ethics relating to financial reporting matters
▪
certain financial risks delegated by the Board, and
▪
strategy and performance in respect of ESG related risks and their impact on the Corporation’s financial statements and related internal controls.

The Audit Committee met five times in 2023 and met in camera without management present at every meeting. It also met separately with the Director of Audit Services and with KPMG at every meeting.

Notes:

(1) Mr. Culbert has decided to retire from our Board and will not stand for re-election at our 2024 Annual Meeting.

2024 Management Information Circular 45

Corporate Governance, Nominating and Risk Committee Report

The Corporate Governance, Nominating and Risk Committee (CGNRC) is responsible for overseeing compliance with current governance requirements and monitoring emerging issues, developing and implementing governance best practices, and overseeing our approach to enterprise risk management. It is also responsible for conducting director assessments, director recruitment and nomination and developing director compensation programs.

The CGNRC also reviews and approves its charter and position description for the CGNRC Chair annually.

Board Operations

Oversees the Board operations from a governance perspective:

▪
assesses the size and composition of the Board and committees
▪
ensures directors have access to continuing education programs, including programs on emerging risks and governance trends
▪
oversees directors’ compliance with our Code of Business Conduct and Ethics, and
▪
oversees responsibilities with respect to the Corporation’s approach, planning, performance and reporting on ESG strategy, including governance, ethics and human rights policies and activities.

Director Compensation

Develops a competitive director compensation package with advice from independent external consultants (currently Meridian Compensation Partners):

▪
reviews director compensation every year, and recommends director compensation to the Board for approval.

Board and Director Assessment

Assesses the overall effectiveness of the Board and committees:

▪
develops and implements an evaluation process for continuous improvement in the performance of the Board, its committees, and individual directors
▪
assesses the skills appropriate for an effective Board and identifies any gaps in skills or experience when recruiting new director candidates, and
▪
maintains a Board succession plan that meets our needs and the interests of shareholders.

Director Nominations

Recommends to the Board suitable director candidates for nomination for election:

▪
assesses each director’s competencies and skills and annually reviews the ideal qualities and skills for an effective Board
▪
assesses new candidates on skills, qualifications and attributes against criteria approved by the Board
▪
oversees an orientation program for incoming directors and facilitates the departure process for outgoing Board members
▪
reviews near-term and long-term succession plans for the Board, and
▪
monitors Board diversity and presents an annual report for the Board.

Corporate Governance Principles

Carries out corporate governance initiatives:

▪
evaluates our approach to corporate governance to ensure we continue to comply with corporate governance requirements
▪
assesses and implements evolving good governance practices and standards
▪
reviews key corporate policies including the Code of Business Conduct and Ethics
▪
assesses management’s annual diversity report, and
▪
reviews the Board and CGNRC charters and position descriptions for the Chair of the Board, CEO and CGNRC Chair.

Enterprise Risk Management (ERM)

Ensures Precision actively evaluates its business risks:

▪
evaluates our approach to ERM to ensure we assess risks that may impede achievement of our business objectives
▪
reviews our insurance programs and our emergency response plan
▪
oversees our foreign anti-bribery and anti-corruption practices and our cybersecurity risk management, and
▪
reviews our processes to mitigate and manage risks within acceptable tolerances, as established by management and reviewed with the CGNRC.

The CGNRC met four times in 2023 and met in camera without management present at every meeting.

46 2024 Management Information Circular

Human Resources and Compensation Committee Report

The Human Resources and Compensation Committee (HRCC) is responsible for human resources and compensation governance, talent management, succession planning, other employee-wide programs, and all matters relating to executive compensation. The average HRCC member tenure is eight years as of December 31, 2023.

The HRCC reviews the HRCC charter and position description for the HRCC Chair annually.

Executive Compensation

Consults with management and seeks advice from an independent external consultant (currently Meridian Compensation Partners) to develop our compensation philosophy and reviews all compensation policies and programs for our executives and recommends them to the Board for approval.

The HRCC’s review and recommendations include:

▪
the annual corporate goals and objectives for the CEO and other executive officers
▪
assessment of their performance against those goals and objectives
▪
the compensation for the CEO based on the HRCC’s assessment with advice from an independent consultant
▪
the compensation for the executive officers based on the CEO’s evaluations
▪
a review of our compensation program for the CEO and other executive officers
▪
employment contracts with the executive officers
▪
assess the results of the Corporation’s most recent ‘say on pay’ advisory vote and any other feedback garnered through the Corporation’s ongoing shareholder outreach initiatives
▪
review and approve the implementation or revision of any clawback policy, allowing the Corporation to recoup compensation pay to senior executive officers and other employees, and
▪
review and approve the executive compensation disclosure that management prepared for this Circular.

The HRCC is also responsible for assessing compensation risk and overseeing the development and implementation of compensation programs, including incentive and equity-based plans.

Talent Management and Succession Planning

Monitors succession planning for the CEO and other key roles:

▪
reviews the succession planning process for the CEO, executive officers and all key positions
▪
develops a contingency plan, identifying replacements who can immediately step into those positions in the case of an emergency, and
▪
identifies other candidates who have the potential to fill senior executive and other key positions and oversees their development progress in our talent management system.

Other Major Human Resources Programs

The HRCC is responsible for overseeing the development and implementation of programs aimed at:

▪
the Corporation’s workforce and human capital management processed, including policies and strategies regarding recruitment and retention, career development and progression, workplace environment and culture, and organizational engagement and effectiveness
▪
the Corporation’s human resource matters submitted through PD EthicsLine and report findings or recommend to the Board
▪
reviews company-wide diversity and inclusion reports
▪
assist the Board of Directors in fulfilling its oversight in responsibilities with respect to the Corporation’s approach, planning, performance and reporting on ESG strategy, including activities and policies related to community engagement, diversity, inclusion and culture, and
▪
administration of pensions and benefits.

The HRCC met six times in 2023 and met in camera without management present at every meeting.

Notes:

(1) Mr. Culbert has decided to retire from our Board and will not stand for re-election at our 2024 Annual Meeting.

2024 Management Information Circular 47

C – EXECUTIVE COMPENSATION

‘Pay-for-performance’ is a core principle of our executive compensation program. Our program is designed to support our short-term and long-term strategic objectives, drive High Performance, High Value services for our customers, and create shareholder value over the long term.

This Compensation Discussion and Analysis (CD&A) was prepared by management and reviewed and approved by the Board’s Human Resources and Compensation Committee. It includes information about compensation governance, our executive compensation program, and the decisions affecting executive pay for 2023 and 2024.

49	A Message from the Chair of the Human Resources and Compensation Committee

52	Compensation Discussion and Analysis
	52	Compensation Governance
	53	Compensation Design and Decision-making

58	2023 Executive Compensation
	59	Base Salary
	59	Short-term Incentive Plan (STIP)
	61	Long-term Incentive Plan (LTIP)
	66	All Other Compensation
	67	2024 Compensation Decisions

68	CEO Compensation
	68	2023 Contributions and Accomplishments
	71	2023 CEO Compensation
	73	Share Performance
	73	Cost of Management Ratio

74	2023 Compensation Details
	74	Summary Compensation Table
	76	Equity-based Compensation
	77	Equity Incentive Plan Information
	79	Pension Benefits
	79	Termination and Change of Control

48 2024 Management Information Circular

A MESSAGE FROM THE CHAIR OF THE HUMAN RESOURCES AND COMPENSATION COMMITTEE

To our Fellow Shareholders,

We believe our 'say on pay' vote is essential to our approach to executive pay. Since 2011, the Board has conducted an annual vote to involve our shareholders and get their views on our executive compensation strategy, ensuring it aligns with their interests. In 2023, we had 54% of our total shareholders participate in our 'say on pay' vote, yielding a 68% approval rate, a mixed result that indicates room for deeper engagement and dialogue with our shareholders. We value this feedback mechanism, and after reviewing these results, the Human Resources and Compensation Committee (HRCC) and the Board continued to seek direct feedback from our shareholders as we work towards approval above 90% and, more specifically, higher voter turnout. We are committed to engaging with our shareholders and incorporating their feedback in the development of our competitive total compensation programs, which are aligned with our pay-for-performance philosophy.

Summary of Engagements and Efforts

At Precision, shareholder engagement is a cornerstone of our corporate governance. Recognizing the importance of open and ongoing dialogue, particularly regarding executive compensation, our Board initiated a formal shareholder engagement program starting in 2017. This program facilitates meaningful conversations with our shareholders, providing a dedicated platform to address executive compensation matters. Over the past seven years, we have engaged with our shareholders, actively seeking and incorporating their feedback into our executive compensation program.

In 2023, our HRCC and management team engaged in dialogue with shareholders and leading proxy advisory firms, Institutional Shareholder Services Inc. (ISS) and Glass, Lewis & Co. LLC (Glass Lewis). Discussions with proxy advisory firms were aimed at understanding their methodologies for peer group selection and their approach to both quantitative and qualitative analyses. We considered this engagement critical in shaping our compensation strategies and governance practices.

In the previous year, we met or initiated contact with shareholders representing	How we engage with shareholders	Topics discussed with our shareholders
100% of our top 25 actively-managed shareholders.

We believe engagement is a continuous process. Led by the HRCC Chair, we engage through quarterly conference calls, our investor relations website and presentations, attend industry conferences, and hold individual meetings and calls.

▪
Executive compensation programs, the 'say on pay' proposal, and other agenda items for the annual meeting.
▪
Targeted and realized levels of CEO compensation.
▪
Board governance and diversity, equity and inclusion policies.
▪
Operational outlook and the impact of macroeconomic and geopolitical variables.
▪
Strategic business initiatives, including our continued investment in our industry leading AlphaTM and EverGreenTM technologies.
▪
Financial performance and organizational financial structure.
▪
The accounting treatment of share-based compensation.

51% of our total shares outstanding.

We regularly report our shareholders’ views to our Board of Directors. Our HRCC considers these views when developing our executive compensation programs, and our CGNRC considers these views when reviewing our sustainability goals and progress.

~50% of our total shares outstanding were held by retail investors in 2023.

We believe all of our investors voices should be heard. Retail shareholders often need guidance on the voting process and understanding the issues at stake and how to submit their votes. Through direct email and call campaigns, as well as public disclosures, we ensure clear, accessible information is available about how to vote on all proposals.

2024 Management Information Circular 49

All feedback and recommendations received from these interactions are reviewed by the HRCC and discussed in detail with the full Board of Directors. To ensure transparency and accountability, we have compiled a comprehensive table that outlines the key feedback provided by shareholders over the years, the key considerations highlighted during these meetings, and the specific actions we undertook in response.

What We Heard	How We Responded
Shareholders agree with our approach to the development of our Peer Groups.

A concern we have is the utilization of Canada-only peer comparator companies by a proxy advisory firm as one of the main reasons for the basis of recommending against our 'say on pay' resolution in the past. We were pleased to hear from all the shareholders we met with that our methodology to use a mix of both Canadian and U.S. peers was appropriate, and there was no negative feedback on our existing peer group selection. We will continue to annually review the Peer Group with the guidance of our independent compensation consultant to maintain a market competitive executive compensation program.

Addressing concerns over long-term incentive plans that allow for relative TSR units to vest for performance below the 50th percentile of the peer group.

Consistent with the majority of our peers in the industry, our PSU plan penalizes participants when Precision underperforms against our peers by reducing the number of units that vest by applying a multiplier between 1.0x and 0.0x, based on the final ranking.

In response to shareholder feedback regarding relative TSR performance, the HRCC adopted additional mechanics that ensure the relative TSR multiplier is capped at 1.0x multiplier if absolute TSR is negative. Additionally, in 2022, we increased the percentile ranking for a 2.0x multiplier from the 75th percentile to the 85th percentile.

Addressing concerns over inclusion of S&P 500 in our Performance Peer Group.

In 2020, the HRCC enhanced our PSU Peer Group framework by including the S&P 500 as a benchmark. This strategic decision was made to encompass a broader market perspective, acknowledging that our investor competition extends beyond our immediate sector of land-based drilling services and completion and production services. This inclusion reflects our commitment to aligning with broader market dynamics, thereby providing a more comprehensive competitive landscape for investor comparison.

Addressing the management of total shareholder value transfer (TSVT) in our equity plans, particularly during periods of heightened market volatility, has been a focal area.

In 2020, the HRCC proactively revised our PSU awards strategy by introducing a 5.0x payout cap. This measure was implemented to safeguard against the possibility of excessive payouts in scenarios where share prices might escalate significantly due to high market volatility. By adopting this cap, we aimed to balance incentivizing our executives effectively while also managing risks associated with unpredictable market fluctuations.

Consideration for a longer performance period for long-term incentive plans or introducing an additional holding period.

The HRCC and Board carefully considered this feedback, but ultimately determined that the 3-year performance period currently used is competitive and appropriate for the cycles of our industry and adheres to regulations in Canada and the U.S. The HRCC will continue to annually review market data and evaluate the appropriate performance period for our long-term incentives.

Competing for Talent

The HRCC and the Board prioritize attracting, retaining, and engaging leadership to achieve our strategic goals and generate shareholder returns. Given the heightened competition for executive talent in the oilfield services industry, intensified by technological advancements and growth in various sectors, Precision must offer competitive executive compensation to retain talent. This involves aligning pay opportunities with those of direct industry peers competing for similar talent. In the Compensation Discussion and Analysis on page 52 of this Circular, you will find comprehensive details on our compensation philosophy, the process for determining compensation levels, our peer groups, and the design and metrics of our incentive plans.

50 2024 Management Information Circular

Pay for Performance

The Board of Directors and the HRCC believe that a significant portion of our executives' total targeted direct compensation should be performance-based, tied to the achievement of short and long-term financial and operational performance, and aligned with shareholder returns. Specifically, 83% of the CEO's pay and 75% of the NEO's pay is "at risk", comprised of short and long-term incentive compensation. The cyclicality of the oilfield services industry has provided challenges to managing this approach. The HRCC annually reviews our corporate strategy to achieve this alignment. We believe that the appropriate mix of pay, metrics, and plan governors have been implemented to drive the executive team to accomplish these goals to benefit our shareholders' interests. This has been demonstrated over time, as can be seen in the Compensation Discussion and Analysis section on page 52, along with the key decisions made based on shareholder feedback.

Our Commitment to Shareholders

Our approach to executive compensation continues to balance market realities with the need to set solid financial and operational goals, motivate and retain management to achieve those goals, and generate positive short and long-term impacts on shareholder returns.

We remain firmly committed to evolving our approach to executive compensation. We will remain agile to respond to market changes and governance practices and welcome direct shareholder feedback or any opportunity to discuss these issues in more detail with you. To set up a meeting with me, the Chair of the Human Resources and Compensation Committee, please contact investorrelations@precisiondrilling.com.

We thank you and look forward to your continued support.

Sincerely,

Dr. Kevin O. Meyers

Chair of the Human Resource and Compensation Committee

2024 Management Information Circular 51

COMPENSATION DISCUSSION AND ANALYSIS

Compensation Governance

We have designed our executive compensation program to align with our pay-for-performance philosophy, support our corporate strategy, and drive shareholder value over the long-term. The Board has final approval of all decisions about executive compensation.

The HRCC is tasked with ensuring that our compensation policies, plan designs and compensation decisions are consistent with our high governance standards and support our pay-for-performance philosophy.

The HRCC is 100% independent and is responsible for oversight of our human resources policies, employee programs, and every aspect of executive compensation. This includes assessing corporate and individual performance and making compensation recommendations for our senior executives to the Board for its review and approval. The HRCC also reviews and approves the compensation disclosure in this Circular.

Qualified and Experienced Committee

All five members of the HRCC (Dr. Kevin Meyers, the Committee Chair, Michael Culbert, Susan MacKenzie, David Williams and Steven Krablin, our Chair of the Board) are highly qualified and represent a diverse mix of skills to effectively carry out its duties and responsibilities on behalf of the Board and Precision’s shareholders.

Skills and Experience	Number of Committee Members
Business or industry experience	5 of 5
Financial background	5 of 5
Human resources or compensation experience (including compensation committees of other public companies or organizations)	5 of 5
Senior leadership experience	5 of 5

Our Compensation Practices

1.
The Board has final approval of all decisions about executive compensation
2.
The HRCC consists entirely of independent directors
3.
The HRCC retains an external advisor to receive independent advice, research and analysis about executive compensation
4.
Compensation decisions are made using a formal assessment process and pre-established metrics
5.
The Board can use informed judgement to adjust incentive payouts based on its overall assessment
6.
Executives are encouraged to own Precision shares through our share ownership guidelines and employee share purchase plan, so they have a vested interest in our future success
7.
The HRCC and the Board discuss and approve the incentive plan metrics, and
8.
The HRCC conducts regular compensation risk assessments.

Role of the Independent Compensation Consultant

Since 2019, the HRCC has engaged Meridian Compensation Partners (Meridian) as its independent advisor for research and analysis on executive compensation matters. Meridian provides insights on general compensation issues, competitiveness of pay levels, risks relating to compensation design, insights into market trends, and advice about technical matters. The HRCC takes this information into account, but ultimately makes its own recommendations and decisions.

The HRCC and management regularly assess the independence of the compensation consultant, and in 2023 confirmed that Meridian’s work has not raised any conflicts of interest.

The table below shows the total fees paid to our external consultant in the last two years:

Year Ended as of December 31	2022	2023
Executive compensation-related fees (HRCC)	$161,738	$192,290
All other fees (pension and benefits consulting)	$-	$-
Total fees	$161,738	$192,290

Role of Management

In addition to the support of the independent compensation consultant, management regularly provides data, analysis and recommendations to the HRCC specific to our compensation programs and policies below the CEO and NEOs. Management administers the programs and policies as directed by the Committee and provides ongoing review of the effectiveness of our compensation programs, and the alignment with our strategic objectives.

The Committee holds regular sessions in camera without management present at every meeting to discuss compensation decisions and any other matters relating to the design and governance of the executive compensation programs.

52 2024 Management Information Circular

Managing Compensation Risk

The HRCC monitors governance issues and industry developments and conducts an on-going internal risk assessment using a framework developed by our independent consultant. It also engages our independent consultant to conduct a formal compensation risk assessment every two years as part of its regular oversight and in response to changes to Canadian and U.S. regulatory requirements and the increasing scrutiny of governance practices generally.

In 2023, Meridian reviewed the following seven areas of compensation risk and did not identify any material risks that could reasonably have a material adverse effect on Precision:

1.
Pay mix
2.
Incentive plan funding, leverage and caps
3.
Performance period
4.
Performance measures
5.
Pay-for-performance
6.
Amount of incentive payouts, and
7.
Plan governance and risk mitigation.

Compensation Design and Decision Making

Executive compensation at Precision is designed to support our corporate strategy and pay-for-performance philosophy. Decisions about executive pay are a direct result of assessing our corporate, individual and share price performance. Our customers continually challenge us to deliver our services faster and safer, while also enhancing well economics. With these challenges in mind, attracting, retaining, and engaging leaders to deliver our strategic objectives and drive shareholder returns is the primary focus of the HRCC and the Board. Specifically, the Board deems the retention of the current leadership to be a high priority to position the Company for continued long-term success.

Our compensation program must be competitive to attract, engage and retain high-performing, global executives. Executive compensation must also be appropriate and defensible in the eyes of regulators, shareholders, and industry groups.

Our compensation program:

▪
aligns the interests of our executives and shareholders by focusing on increasing shareholder value over the long term
▪
supports the achievement of our short-term and long-term strategic objectives and priorities
▪
balances both corporate and individual objectives to support our strategic priorities and collaborative culture without subjecting Precision to excessive or unnecessary risk
▪
creates a clear and direct link between compensation and the achievement of business objectives through an appropriate mix of fixed and variable / at-risk pay that is competitive with the market and ties potential future payouts to our share performance, and
▪
is aligned with both our peer group and the oilfield services industry in terms of plan design and structure.

Executives participate in the same compensation programs as our other salaried employees. However, a higher portion of executive pay is variable / at-risk and not guaranteed.

Compensation Highlights

The HRCC has developed a compensation framework that aligns the interests of our executives and shareholders. The HRCC values any feedback it receives from shareholders and other stakeholders to ensure that the framework continues to be appropriate and reflects good governance practices. The summary below sets out what we do and what we do not do.

WHAT WE DO	WHAT WE DO NOT DO
✓
Align pay with financial, strategic, operational, and individual performance results
✓
Conduct a compensation risk assessment every two years
✓
Engage with an independent compensation consultant
✓
Conduct an annual review of executive compensation as compared to our Compensation Peer Group
✓
Provide double-trigger vesting in the event of a change-in-control
✓
Engage with shareholders for feedback regarding our approach to executive compensation
✓
Allow for Clawbacks, per our policies


No excessive risk taking in incentive plan design

No tax gross ups

No guaranteed bonuses

No granting bonuses solely based on discretion

No guaranteed annual increases in base salary

No hedging of Precision shares

No re-pricing of underwater stock options

No “single-trigger” change in control payments or benefits

No adjustments to Board approved incentive metrics or targets during a performance period

2024 Management Information Circular 53

Compensation Philosophy

Precision operates in a highly competitive market for talent. As such, we set forth a compensation philosophy that enables us to attract the highest quality executive level talent, retain them for the long-term, and engage and reward them for achieving strong performance against our short-term and long-term strategic objectives. We start with a targeted mix of pay that is heavily weighted toward variable or “at-risk” compensation, with the CEO being 17% fixed and 83% variable in 2023. In terms of our “fixed” compensation or base salary for our executives, we target alignment with the 50th percentile of our Compensation Peer Group. Our executive pay is deemed variable or “at-risk” through our short-term and long-term incentive plans utilize targeted amounts aligned with the 50th percentile of our Compensation Peer Group, and "realized" amounts aligned with the 75th percentile should above target or stretch performance be achieved. “Realized” compensation is determined through the achievement against stretch metrics which are share price relative to our PSU Peer Group and our strategic financial and operational objectives. Further details on our incentive plans can be found in the remainder of this section of the Circular.

Benchmarking

We benchmark executive compensation with the aim to attract, engage, and retain global talent and remain competitive in markets where we operate. The HRCC works with Meridian and our human resources group to review market data and establish a peer group of public companies that we compete with for executive talent. We also look at these companies to assess compensation trends and market practices.

Total compensation for each executive is based on several factors, including individual performance, leadership, global responsibilities, collaboration, experience, education, succession planning considerations, competitive pressures and internal equity.

We aim to align base salaries and total direct compensation aligned with or near the median (50th percentile) of our Compensation Peer Group.

Compensation Peer Group

Our Compensation Peer Group, which includes contract drilling, well servicing, and offshore drilling companies, has been carefully selected based on comparability to Precision – comparable business lines and similarity in size, complexity, operating regions and style of operation. Our Compensation Peer Group also includes companies from the broader oilfield services sector that we compete with for global talent, market share and customers.

Our growth over the last several years, as well as our future growth plans, are primarily focused in the U.S. and our international regions. In fiscal 2023, 52% of our revenue was from our U.S. and international operations, and 48% was from our operations in Canada. Our leadership team is centralized in Houston, Texas and we compensate them in U.S. dollars. With assistance from Meridian, we review the companies included in our Compensation Peer Group annually and include both Canadian and U.S.-based companies. Establishing a peer group that consists of a mix of Canadian and U.S.-based companies reinforces our strategy of attracting and retaining the best talent in the drilling services market to drive value to shareholders over the long term.

The HRCC works with Meridian on the peer group analysis, examining eight metrics that provide a reasonable assessment of comparability to establish a peer group of companies that is relevant and appropriate.

▪ Revenue ▪ EBITDA ▪ Assets ▪ Total employees	▪ Market capitalization ▪ Enterprise value ▪ Geographic footprint ▪ Complexity of service offerings	We use a different peer group to assess our relative TSR performance under our PSU plan. This group consists of companies we compete with for investors (see page 64 for details).

For benchmarking purposes, a review is performed of the proxy materials of peer companies. If compensation data for equivalent executive positions is not publicly available, we use third party compensation survey data, and relevant information from other companies in the energy services sector that have revenue of a similar size, as well as similar operational makeup.

The HRCC reviews our Compensation Peer Group every year (more frequently if there are mergers, acquisitions or other industry developments) to ensure the group is appropriate for compensation planning purposes.

2023 Compensation Peer Group

We benchmarked compensation levels for 2023 against the following 15 companies.

▪ CES Energy Solutions Corp. ▪ Ensign Energy Services Inc. ▪ Forum Energy Technologies, Inc. ▪ Helmerich & Payne, Inc. ▪ Liberty Oilfield Services, Inc.	▪ Mattr Corp. ▪ Nabors Industries Ltd. ▪ NexTier Oilfield Solutions, Inc. ▪ Noble Corp. ▪ Oil States International, Inc.	▪ Pason Systems ▪ Patterson-UTI Energy, Inc. ▪ RPC, Inc. ▪ Secure Energy Services Inc. ▪ TETRA Technologies, Inc.

54 2024 Management Information Circular

With our operations spanning across Canada, the U.S. and the Middle East, the HRCC is confident that our Compensation Peer Group is appropriate. Aligned with our philosophy of targeting the median for setting compensation, we also aim to be positioned near the median for the relevant metrics of size and operational complexity we compare. Among the metrics used to determine comparability are revenue (41st percentile), EBITDA (58th percentile), assets (53rd percentile), market capitalization (47th percentile), enterprise value (55th percentile), employee count (70th percentile), geographic footprint and complexity of service offerings. Of the financial factors listed, in 2023, Precision was on average at the 57th percentile of our Compensation Peer Group.

2024 Compensation Peer Group

The HRCC reviewed our 2023 Compensation Peer Group with assistance from Meridian and feedback from management and concluded the removal of NextTier Oilfield Solutions, Inc. and the addition of Diamond Offshore Drilling, Inc. and Enerflex Ltd.

▪ CES Energy Solutions Corp. ▪ Diamond Offshore Drilling, Inc. ▪ Enerflex Ltd. ▪ Ensign Energy Services, Inc. ▪ Forum Energy Technologies, Inc. ▪ Helmerich & Payne, Inc.	▪ Liberty Oilfield Services, Inc. ▪ Mattr Corp. ▪ Nabors Industries Ltd. ▪ Noble Corp. ▪ Oil States International, Inc. ▪ Pason Systems	▪ Patterson-UTI Energy, Inc. ▪ RPC, Inc. ▪ Secure Energy Services, Inc. ▪ TETRA Technologies, Inc.

Third-Party Advisory Service Firms' Peer Selection Process

In previous years, a proxy advisory firm evaluated Precision’s pay and performance by comparing to a specific set of Canadian-only companies. This set included a limited number of direct peers, along with a larger group of less relevant Canadian industrial companies. Our peer selection process is thorough and disciplined and involves input and analysis by the HRCC’s independent compensation consultant and consists of Canadian and U.S. companies with a similar international footprint. We believe that a group of only Canadian companies is not appropriate, as we do not only target Canadian talent for our senior executive positions, who are all based in the U.S. Furthermore, many of the companies included do not compete within the drilling and oilfield services industries and are not subjected to the same business cycles and risks as Precision. Precision’s long-term growth strategy is focused on our U.S. and international operations, which in 2023 accounted for 52% of our revenue. Since 2014, over 75% of our rig additions have been in our U.S. or International markets. Based on these facts, and to support our long-term strategy, all of our leadership team is based in Houston, Texas and paid in U.S. dollars. Accordingly, our 2024 Compensation Peer Group of 16 publicly traded companies includes a majority of comparable U.S. companies that we compete with for talent, market share and customers.

Components of Executive Compensation

Total direct compensation for our executives includes a mix of fixed and variable /at-risk pay. In 2017, shareholders approved the existing Omnibus Plan, which allows the Board to settle the short- and long-term incentive awards in cash, shares (issued from treasury or purchased on the market) or a combination of both.

	Compensation Component	Target Weighting	Form	Performance Period	Payout
Fixed	Base Salary	15 - 30%	Cash	One year	▪ Fixed annual cash salary paid over the year
Variable / At-risk	Short-term incentive	20 - 25%	Cash	One year	▪ Value based on annual performance against corporate and individual performance metrics (between 0% - 200% of target) with payouts calculated as a percentage of base salary paid in the calendar year
	Long-term incentive	50 - 60%	Performance share units (PSUs)	Three years (cliff vest)
▪
Value depends on performance multiplier (between 0.0x - 2.0x of target units based on our performance against three-year performance metrics) and our share price when units vest
▪
Settled in cash, equity or a combination of both

			Restricted share units (RSUs)	Three years (one-third vests each year)	▪ Value depends on our share price when the units vest ▪ Settled in cash, equity or combination of both
			Stock options(1)	Seven years (one-third vests each year over three years)	▪ Value depends on the appreciation in our share price relative to the strike price ▪ Settled in equity

Notes:

(1)
No stock options have been granted since 2019.

2024 Management Information Circular 55

Compensation Pays Out Over Time

Our compensation program emphasizes variable / at-risk pay. Incentive awards account for the majority of executive pay and payout over time, based on performance as noted in the table above.

Compensation decisions are based on both corporate and individual performance, demonstrating the strong linkage between pay and performance. Long-term incentives are equity-based, aligning with shareholder interests because the ultimate value of the award is based on share performance.

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Decision-Making Process

We have a formal process for reviewing the compensation program, setting targets and objectives, assessing performance and making final decisions on executive pay each year.

2024 Management Information Circular 57

Share Ownership Guidelines

We encourage our executives to own Precision shares, so they have a vested interest in our long-term success.

Executives are expected to build their equity ownership to meet the share ownership guidelines within five years of assuming their position and can count earned RSUs and PSUs that are to be paid in shares toward meeting the guidelines. Stock options cannot be counted toward meeting the guidelines.

Our CEO is required to hold five times his annual base salary, while the other NEOs aim for two times their base salary. We calculate share ownership based on the actual purchase cost or the current market value of our shares (whichever is higher).

See below for information about the share ownership of each NEO.

2023 EXECUTIVE COMPENSATION

Kevin A. Neveu | President and Chief Executive Officer

Kevin Neveu is President and Chief Executive Officer and a Director of Precision Drilling Corporation and has held these positions since joining the Company in 2007. Mr. Neveu has over 42 years of experience in the oilfield services sector holding engineering, manufacturing, marketing, management and senior leadership positions over his career. Previously, Mr. Neveu was President of the Rig Solutions Group of National Oilwell Varco in Houston and held senior management positions with it and its predecessor companies in London, Moscow, Houston, Edmonton and Calgary.

Owns 275,064 Precision shares; meets 5x shares ownership guidelines

Carey T. Ford | Chief Financial Officer

Carey Ford was appointed to his current position in 2016. He joined Precision in 2011 and served as Vice President, Finance & Investor Relations and Senior Vice President, Finance Operations before being named Chief Financial Officer in 2016. Mr. Ford has a BBA and MBA from the University of Texas at Austin and holds a Chartered Financial Analyst designation. Prior to joining Precision, Mr. Ford spent seven years as an investment banker, serving clients in the oilfield service sector.

Owns 37,807 Precision shares; meets 2x shares ownership guidelines

Gene C. Stahl | President, North American Drilling

Gene Stahl was appointed as President, North American Drilling in 2023 and previously held the position of Chief Marketing Officer since 2019. Since joining Precision in 1993, Gene has progressed his way through the organization holding several positions with increasing responsibility, including Contracts, Investor Relations, Engineering, Manufacturing, Rig Construction, Procurement, Field Training and Development, and Health, Safety and Environment (HSE). Gene holds a Bachelor of Arts degree in Economics from the University of Calgary and is a graduate of the Harvard Business School, Advanced Management Program. He also serves as a member of the executive committee of the International Association of Drilling Contractors as well as the Chairman of the North American land advisory.

Owns 56,120 Precision shares; meets 2x shares ownership guidelines

Veronica H. Foley | Chief Legal and Compliance Officer

Veronica Foley joined Precision in 2010 and is responsible for managing Precision’s legal and compliance departments. Ms. Foley has over 20 years of experience in the energy business. Prior to joining Precision, she spent over seven years working at Norton Rose Fulbright, LLP, a global law firm. She currently serves on the Board of Spindletop Community Impact Partners and the Institute of Hispanic Culture. Ms. Foley holds a Bachelor of Arts degree in psychology and French from Baylor University and a Doctor of Jurisprudence degree from South Texas College of Law.

Owns 38,759 Precision shares; meets 2x shares ownership guidelines

Shuja U. Goraya | Chief Technology Officer

Shuja Goraya, appointed Chief Technology Officer in July 2018, plays a pivotal role in Precision Drilling's digital transformation journey. He leads the development and commercialization of strategic rig automation technologies, harnessing drilling domain expertise, data, AI, and robotics to drive efficiency and sustainability. Mr. Goraya concurrently oversees Precision Drilling's international operations, leveraging his vast industry experience to bring innovative solutions to global markets. Under his leadership, the company has introduced several industry-first commercial-scale technologies, accompanied by new business models that maximize the value of our technological advancements. Mr. Goraya brings over 29 years of proven expertise in the oil and gas industry. Before Precision Drilling, he held diverse roles in operational management, business development, and technology at Schlumberger (SLB) across various regions, including the United States, Canada, the Middle East, Africa, and Asia.

Owns 34,992 Precision shares; meets 2x shares ownership guidelines

Notes:

(1)
Share ownership is as of March 27, 2024. We use the actual purchase cost or the current market value of the shares (whichever is higher) to calculate whether they meet the share ownership targets. Executives have five years from becoming a NEO to meet the share ownership guidelines.

58 2024 Management Information Circular

Base Salary

Executives receive a base salary as fixed pay for performing their day-to-day responsibilities. The amount is based on each executive’s experience, education, time in the role, performance, internal equity and market competitiveness (see page 54 for information about benchmarking and page 55 for our 2024 Compensation Peer Group). The base salaries for the CEO and the NEOs for 2023 and 2024 are included in the table below. The CEO has not received a change in base salary since 2017, with the exception of a voluntary reduction by 20% in 2020, which was reversed in 2021. The increases for the NEOs were market-based adjustments.

Named Executive	March 1, 2023	March 1, 2024	Percentage Increase
	(US$)	(US$)
Kevin A. Neveu	$800,000	$800,000	0.0%
Carey T. Ford	$460,000	$470,000	2.2%
Gene C. Stahl	$450,000	$460,000	2.2%
Veronica H. Foley	$415,000	$425,000	2.4%
Shuja U. Goraya	$415,000	$425,000	2.4%

Short-term Incentive Plan (STIP)
Form	Annual cash bonus(1)
Who participates	Salaried, non-overtime employees, based on job roles and responsibilities
Purpose	Variable compensation tied directly to annual corporate, financial, and individual performance objectives
Target award	Target award is based on the executive’s role and level, and expressed as a percentage of base salary
Final award	▪ The actual or “realized” award is based on corporate (100%) performance ▪ Capped at 200% of the executive’s target
Corporate modifier
▪
The Board can also use informed judgement to increase or decrease the STIP awards based on our performance for the year, including the achievement or failure of strategic initiatives, any safety related incidents or extenuating circumstances
▪
The Board can adjust the corporate result by +/- 25 percentage points (corporate modifier)

Forfeiture	See Termination and Change of Control on page 79

Notes:

(1)
The Omnibus Plan allows us to pay bonuses in common shares, subject to the limits therein.

The STIP Scorecard

The STIP scorecard includes a balance of financial, strategic, ESG and operational metrics that focus executives on the successful execution of our strategic initiatives – all of which are critical to the success of our High Performance, High Value strategy.

In 2022, the HRCC removed the individual component for the CEO and Senior Executives and shifted its weighting to the corporate financial metrics.

Corporate Performance Metrics (100%)

The HRCC sets performance metrics at the beginning of each year based on our business objectives, management’s recommendations, and market conditions. Each metric has a weighting and a threshold, target, and maximum (stretch) objective, which are approved by the Board and are not adjusted throughout the year.

At the end of the year, the HRCC assesses actual corporate performance based on the achievement of our objectives and assigns a score for each metric. The corporate component is the sum of the metrics, and it ranges from zero to 200% of the STIP target.

Corporate Modifier

The Board can use its informed judgement to apply a corporate modifier to the corporate performance score, adjusting it up or down by up to 25%. The corporate modifier was introduced in 2015.

Management provides quarterly updates to the HRCC that identifies both positive and negative factors that the HRCC should consider that are not quantified in the STIP scorecard. At the end of the year, the HRCC considers our progress on strategic deliverables that support our five-year strategic plan that are not quantified in the STIP scorecard, and any extenuating circumstances and provides a recommendation for the corporate modifier to the Board for approval. The corporate modifier cannot be applied to increase the corporate performance score above 200%.

2024 Management Information Circular 59

After a comprehensive review of the scorecard and results, the Board determined not to utilize the corporate modifier to adjust the calculated score in 2023.

2023 Corporate Performance Score	Metric Weighting	Threshold (0%)	Target (90%)	Maximum (180%)	Actual Performance	=	Weighted Score

Financial Performance Metrics	75.00%						87.06%
STIP Adjusted EBITDA (1)	50.00%	450,000	730,000	825,000	645,846		42.49%
Measures our growth
Return on Capital Employed (2)	5.00%	3.25%	14.00%	19.50%	12.16%		4.57%
Measures our profitability
STIP Cash Flow (3)	20.00%	150,000	220,000	250,000	279,420		40.00%
2023 strategic objective
Operational Excellence/ ESG Performance Metrics	18.00%						15.48%
Mechanical downtime	2.00%	1.00%	0.85%	0.68%	1.03%		0.00%
Low unplanned mechanical downtime lowers costs and increases revenue and supports our High Performance, High Value customer service
Employee retention	2.00%	98.50%	99.00%	99.50%	99.15%		2.60%
A key factor supporting our future growth and High Performance, High Value customer service
Safety performance
A key factor supporting our future growth and High Performance, High Value customer service
Total Recordable Incident Rate (TRIR)	3.00%	0.82 – 0.61	0.61 – 0.54	< 0.54	0.93		0.00%
% of facilities recordable free	4.00%	1.09 – 1.04	1.04 – 0.98	< 0.98	Q1: 1.06		0.50%
					Q2: 0.60		2.00%
					Q3: 0.44		2.00%
					Q4: 0.53		2.00%
Triple Target Zero	3.00%	0.29 – 0.28	0.28 – 0.26	< 0.26	Q1: 0.29		0.38%
					Q2: 0.20		1.50%
					Q3: 0.38		0.00%
					Q4: 0.35		0.00%
ESG Initiatives	4.00%				Above Target		4.50%
The Board reviews the quality, quantity, and impact of ESG focused initiatives undertaken throughout the year to determine performance
Strategic Initiatives	7.00%						7.33%
Alpha AutomationTM, Outside Apps, PD Direct & Clarity Revenue	2.00%	Performance measured on pre-determined metrics			Below Threshold		0.00%
EverGreenTM Revenue	2.00%				Below Target		1.98%
Daily Operating Margin Growth	3.00%				Above Target		5.35%
Corporate Performance Score	100.00%						109.87%
Corporate Modifier (+/- 25%)							0.00%

Notes:

(1)
STIP Adjusted EBITDA(earnings before income taxes, gain on repurchase of unsecured senior notes, gain on acquisition, loss (gain) on investments and other assets, finance charges, foreign exchange, loss on asset decommissioning, gain on asset disposals, and depreciation and amortization) is calculated by taking our Adjusted EBITDA, as reported in our Consolidated Statements of Net Earnings (Loss), and adding back $35 million of share-based compensation. STIP Adjusted EBITDA is a useful measure because it gives an indication of the results from our principal business activities prior to consideration of how our activities are financed and the impact of foreign exchange, taxation and depreciation and amortization charges.
(2)
Return on Capital Employed does not have a standardized meaning as prescribed by IFRS and, therefore, may not be comparable with the calculation of a similar measure presented by other issuers. Return on Capital Employed is calculated as Adjusted EBITDA divided by the amount equal to the average total assets less average non-interest-bearing current liabilities for the period. We believe Return on Capital Employed is a useful metric to measure the effectiveness of management’s use of capital in the generation of earnings.
(3)
STIP Cash Flow was a 2023-specific strategic financial objective to measure our current year cash flow generation. STIP Cash Flow was calculated by taking the increase in cash of $33 million, less the issuance of long-term debt of $163 million and adding back the repayment of long-term debt of $375 million, repurchase of share capital of $30 million, as reported in our Consolidated Statements of Cash Flows, and adding back the cash impact of the CWC acquisition of $4 million.

60 2024 Management Information Circular

2023 STIP Payouts

The table below shows the 2023 STIP payouts for each NEO, which were paid in March 2024. Targets for the 2023 metrics were approved by the Board in early February 2023. During the performance period, no adjustments were made to any metrics or targets. The payout amounts were calculated utilizing the pro-rated base salaries paid during the calendar year.

Named Executive	2023 STIP Eligible Base Salary (1)	STIP Target %	Corporate Performance	Corporate Modifier	STIP Payout(1)
Kevin A. Neveu	$1,079,680	110.00%	109.87%	0.00%	$1,304,869
Carey T. Ford	$616,431	85.00%	109.87%	0.00%	$575,682
Gene C. Stahl	$604,648	75.00%	109.87%	0.00%	$498,245
Veronica H. Foley	$556,813	75.00%	109.87%	0.00%	$458,827
Shuja U. Goraya	$556,813	75.00%	109.87%	0.00%	$458,827

Notes:

(1)
All the NEOs are based in the U.S. They receive their compensation, including their STIP awards, in U.S. dollars. The STIP awards were converted to Canadian dollars using the 2023 average exchange rate of 1.3496.

Long-term Incentive Plan (LTIP)

Our long-term incentive awards are granted at the beginning of each year to motivate executives and key employees to deliver strong future performance and achieve our strategic plan. It is specifically designed to:

▪
align the interests of participants with those of our shareholders
▪
reward our people for growth in shareholder value and outperforming our industry peers, and
▪
retain key employees in a competitive and highly cyclical environment.

We determine the value of the long-term incentive award for each position based on the target compensation mix relative to comparable positions in our Compensation Peer Group, as well as internal equity and overall market competitiveness.

The award can be allocated to three kinds of long-term incentives, which are similar to those offered by large issuers in our industry:

▪
PSUs
▪
RSUs, and
▪
stock options(1).

Notes:

(1) No stock options have been granted since 2019.

Generally, the more senior the position, the greater the weighting placed on long-term incentives in overall target direct compensation. Our CEO and NEO’s were historically awarded a long-term incentive mix of PSUs and stock options. In 2019, RSUs were introduced and in 2020 the HRCC determined that no stock options would be granted to reduce the dilution of Company shares and align more closely with our pay-for-performance philosophy and industry practice. Since 2020, the CEO and the NEOs have received their LTIP grant targeted value as 70% PSUs and 30% RSUs, a notably heavier weighting towards PSUs than our peer group average of 55%.

Long-term incentive awards can be forfeited in certain circumstances – see Termination and Change of Control on page 79 for more information. PSUs, RSUs and stock options cannot be assigned, except by will.

The HRCC and the Board do not consider previous grants of long-term incentive awards when determining new grants, except to consider the total limit on equity awards and individual limits, as part of the HRCC’s responsibilities for administering the Omnibus Plan.

Each award has different vesting and eligibility criteria as described in the following table.

2024 Management Information Circular 61

	Performance Share Units	Restricted Share Units	Stock Options(1)
Form of Award	▪ Share-based awards ▪ Potentially dilutive(2)	▪ Share-based awards ▪ Potentially dilutive(2)	▪ Option to buy Precision shares at a price that is at least the fair market value on the grant date ▪ Plan is dilutive
Who Participates	▪ Senior executives, including the CEO, other NEOs, and key corporate and operational employees ▪ Not open to non-management directors, all full-time employees are eligible participants	▪ RSUs were awarded to NEOs beginning in 2018 and CEO in 2019 ▪ Not open to non-management directors, all full-time employees are eligible participants	▪ Senior executives, including the CEO and other NEOs ▪ Not open to non-management directors, all full-time employees are eligible participants
Vesting
▪
Cliff vest at the end of three years
▪
Units earn dividend equivalents at the same rate as dividends declared and paid on our shares, if any (dividend equivalents are notionally reinvested as additional units)

▪
One-third vest each year over three years
▪
Units earn dividend equivalents at the same rate as dividends declared and paid on our shares, if any (dividend equivalents are notionally reinvested as additional units)

▪
One-third vest each year beginning on the first anniversary of the grant date
▪
Expire after seven years
▪
If the holder cannot exercise his or her stock options within ten business days of the normal expiry because of trading restrictions in our insider trading policy, we will extend the expiry date by seven business days from the end of the blackout period. The extension can be longer if the TSX or NYSE allows it and the Board approves it

Payout	▪ Settled in cash, equity, or a combination of both based formula on page 63
▪
Redeemed for cash based on the volume weighted average price of Precision shares for the five trading days prior to, but not including the vesting date on the TSX (Canadian units) or on the NYSE (U.S. units), or settled for equity or a combination of cash and equity

▪
Based on fair market value (strike price) when the options are exercised
▪
The strike price is the volume weighted average trading price of a Precision share on the TSX (Canadian stock options) or the NYSE (U.S. stock options) for the five trading days prior to the grant date
▪
Options only have value if the price of Precision shares increases above the strike price

Notes:

(1)
No stock options have been granted since 2019.
(2)
PSUs and RSUs granted under the Omnibus Plan may be settled in cash, equity (common shares issued from treasury or purchased on the market) or a combination of both, subject to the limits in the Omnibus Plan.

2023 Long-term Incentive Awards

The table below shows the 2023 long-term incentive awards, which were granted in February 2023 to the CEO and NEOs, which were allocated 70% PSUs and 30% RSUs.

	Long-term Incentive Award	Allocation
Named Executive		PSUs		RSUs
Kevin A. Neveu	$4,262,874	$2,983,579	27,590	$1,279,295	11,830
Carey T. Ford	$1,665,354	$1,165,748	10,780	$499,606	4,620
Gene C. Stahl	$1,332,283	$932,166	8,620	$400,118	3,700
Veronica H. Foley	$999,212	$699,665	6,470	$299,547	2,770
Shuja U. Goraya	$999,212	$699,665	6,470	$299,547	2,770

Notes:

(1)
Grant values are based on the volume weighted average price of Precision shares for the five trading days prior to, but not including the grant date for the PSUs and RSUs of US$81.18. The grant values have been converted to Canadian dollars using the exchange rate of 1.3496.

62 2024 Management Information Circular

2023 Long-term Incentive Grant Mechanics

In 2023, the HRCC remained focused on continuing to align our programs with our strategic priorities of maintaining controllable costs, rewarding strong financial performance, and reducing debt in order to enhance shareholder value.

The HRCC made changes to the awards’ mechanics in 2020 based on feedback from shareholders and prevailing trends in our Compensation Peer Group and determined they would be carried forward for LTIP awards granted in 2023, which include the following:

▪
Maintain Award Mix Heavily Weighted on Performance-based Vesting – The CEO and other NEO’s award mix was 70% PSUs and 30% RSUs to further support our pay-for-performance philosophy.
▪
TSR Collar – The portion of PSUs granted in 2023 tied to the relative TSR metric includes a collar provision on the multiplier that:
1)
sets a cap at target (1.00x multiplier) in the event the Company experiences a negative absolute TSR at the end of the three-year performance period, regardless of the Company’s relative TSR ranking, and
2)
sets a floor at threshold (0.40x multiplier) in the event the Company’s absolute TSR is greater than that of the S&P 500 Index at the end of the three-year period, regardless of the Company’s relative TSR ranking.
▪
PSU Peer Group Includes S&P 500 Index – Historically, our PSU Peer Groups have included companies with similar business operations (i.e., onshore drilling services and completion and production services) and companies that we regularly compete with for investors. The Committee determined that a benchmark for the broader market's performance should be included to represent the competition for investors outside of our sector.
▪
Cease Granting of Stock Options – In order to reduce the dilution of Company shares, the Committee determined that no stock options would be granted in 2023, and none have been issued since 2019.
▪
Manage Payout Costs with a Cap of 5.0x (five times) Original Grant Value – For the 2023 grants, the maximum number of PSUs that may be earned is 2.0x (two times) the number granted. Additionally, the Board has implemented an instrument whereby it manages the Company’s financial exposure by capping total PSU payouts at 5.0x (five times) the original grant value which can be achieved through any combination of share price appreciation and PSU multiplier.

2023 PSU Grants

PSUs are cliff vested at the end of a three-year performance period. PSUs granted in 2023 will vest in February 2026. The amount the executives ultimately receive depends on the resulting multiplier, determined by our PSU performance metrics, and our share price at the end of the vesting period. In 2023, the Committee determined the weighting for the PSU metrics would be based on 100% relative TSR, aligned with our goal to enhance shareholder value.

Note:

(1)
Cash settlement for PSUs is based on the five-day volume weighted average price of Precision’s shares prior to, but not including, the vesting date. PSUs settled in shares will result in a number of Precision shares to be issued, subject to the Omnibus Plan, from treasury (or purchased on the open market) equal to the number of PSUs granted multiplied by the payout multiplier.

2024 Management Information Circular 63

Relative TSR – 100% weighting

Shareholder returns remain a key priority for Precision. Although macroeconomic events have disrupted conventional methods of valuation, traditional strategic actions, such as balance sheet improvement and share buybacks should ultimately translate into an increase in shareholder returns. Additionally, we believe relative TSR is an important measure of Company performance because it reflects our ability to outperform peer companies affected by similar market conditions. Precision’s ranking and the resulting multiplier are determined by comparing our three-year TSR against the TSR of our PSU Performance Peer Group using the scale below. With our TSR collar, there is also a cap on the payout amounts should absolute TSR results be negative. TSR is adjusted to reflect dividends paid over the period, and the HRCC may determine the multiplier using interpolation if our performance falls between ranges. In 2023, the Committee increased the required ranking for a 2.0x payout to the 85th percentile or higher based on shareholder feedback.

TSR Ranking	Multiplier
85th Percentile or higher	2.0x payout
50th Percentile (median)	1.0x payout
35th Percentile	0.4x payout
Below 35th Percentile	zero payout

Relative TSR Performance Peer Group

Our PSU Performance Peer Group is made up of companies with similar business operations (onshore drilling services and completion and production services) that we compete with for investors. It is slightly different from our Compensation Peer Group, which includes comparable companies that we compete with for executive talent. We have also included the S&P 500 Index in our PSU Performance Peer Group.

The HRCC reviews our PSU Performance Peer Group at the time of award to make sure it is relevant and appropriate. Our independent consultant assists the HRCC in its review, and follows four key principles for establishing the group:

▪
chooses companies with similar business operations (e.g., onshore drilling services and completion and production services)
▪
includes companies that we regularly compete with for investors
▪
includes several peers from our Compensation Peer Group so that pay is directionally aligned with corporate performance, and
▪
selects at least 12 peers to provide statistically valid results.

The HRCC reviewed our PSU Performance Peer Group in response to changes in the industry, to make sure we continue to assess our relative performance against a representative group. In 2023, the Committee continued to include a benchmark for the broader market's performance to represent the competition for investors outside of our sector.

The following 15 companies and 1 index make up our PSU Performance Peer Group for assessing relative shareholder return performance for the 2023 PSU awards:

▪ Calfrac Well Services Ltd. ▪ CES Energy Solutions Corp. ▪ Ensign Energy Services Inc. ▪ Helmerich & Payne, Inc. ▪ Mattr Corp. ▪ Nabors Industries Ltd.	▪ National Energy Services Reunited Corp. ▪ NextTier Oilfield Solutions, Inc. ▪ Patterson-UTI Energy, Inc. ▪ RPC, Inc. ▪ Secure Energy Services, Inc.	▪ Select Energy Services, Inc. ▪ TETRA Technologies ▪ Total Energy Services Inc. ▪ Trican Well Services Ltd. ▪ S&P 500 Index

TSR Collar

Starting with the 2020 PSU grants, the portion of PSUs tied to the relative TSR metric (100% in 2023) includes a collar provision on the multiplier that sets a cap at target (1.0x multiplier) in the event the Company experiences a negative absolute TSR at the end of the three-year performance period, regardless of the Company’s relative TSR ranking. The collar also sets a floor at threshold (0.4x multiplier) in the event the Company’s absolute TSR is greater than that of the S&P 500 Index at the end of the three-year period, regardless of the Company’s relative TSR ranking. A summary of the TSR Collar structure is shown below:

Absolute 3-Year TSR	Impact on TSR Multiplier
<0%	Cap of 1.0x, regardless of relative TSR ranking
>S&P 500 Index	Minimum of 0.4x, regardless of relative TSR ranking

At the end of the three-year performance period, the HRCC’s compensation consultant assesses Precision’s relative TSR performance. The HRCC reviews Meridian’s assessment, along with other relevant factors, and recommends a multiplier (ranging from zero to two) to the Board for approval for the portion of PSUs associated with relative TSR.

64 2024 Management Information Circular

PSU Payout Cap of 5.0x (Five Times) Grant Value

The maximum number of PSUs that may be earned is 2.0x the number granted. Additionally, beginning with the 2020 PSU grants, the Board has implemented a ceiling whereby it manages the Company’s financial exposure by capping total payout at 5.0x the original grant value, which can be achieved through any combination of share price appreciation and PSU multiplier.

2021 PSU Award Payouts

The 2021 PSU grants vested in February 2024. The award’s performance was based 67% on relative TSR performance and 33% on our Leverage Ratio metric. The awards were paid out in shares and cash, and settled subsequent to December 31, 2023.

2021 PSU Metrics	Weighting	Performance	Weighted Performance
Relative TSR	67%	1.92x	1.29x
Leverage Ratio	33%	0.87x	0.29x
		Final Multiplier	1.58x

Our TSR for the three-year period ending February 2024 was compared to our PSU Performance Peer Group for the 2021 PSU awards:

▪ Calfrac Well Services Ltd. ▪ CES Energy Solutions Corp. ▪ Ensign Energy Services Inc. ▪ Helmerich & Payne, Inc. ▪ Mattr Corp. ▪ Nabors Industries Ltd.	▪ National Energy Services Reunited Corp. ▪ NexTier Oilfield Solutions Inc. ▪ Patterson-UTI Energy, Inc. ▪ RPC, Inc. ▪ Secure Energy Services Inc.	▪ Select Water Solutions ▪ TETRA Technologies, Inc. ▪ Total Energy Services Inc. ▪ Trican Well Service Ltd. ▪ S&P 500 Index

Meridian provided the HRCC with a report of their assessment of our relative TSR ranking at the end of the three-year performance period, showing Precision had 203% total shareholder return over the three-year period resulting in the 73rd percentile of the PSU performance peer group.

The Leverage Ratio metric targets were approved in February 2021 and calculated as Long-term Debt to Adjusted EBITDA as shown in our Annual Report. The table below displays the results of each year, resulting in a 0.87x performance multiplier, which was then applied to the 33% weighting to determine the final 0.29x multiplier.

Annual Performance Targets	2021	2022	2023	Multiplier

Pay for Performance Alignment

The 2021 PSU payout performance period was February 2021 to February 2024. During this time:

▪
203% total shareholder return was achieved.
▪
$373M in debt repayment from cash flow, resulting in a 1.4 leverage ratio
▪
NEO’s PSU payouts represent only 2.5% of market capitalization

Threshold	5.00	3.75	2.50	0.4x
Target	4.00	3.00	2.25	1.0x
Stretch	3.00	2.25	2.00	2.0x
Annual Weighting	33.3%	33.3%	33.3%	100%
Final Performance	5.60	3.50	1.40	0.87x

2024 Management Information Circular 65

Payout of 2021 PSU Awards

The payout multiplier as approved by the HRCC and the Board was 1.58x. The table below provides the payout details for the NEO’s.

Named Executive	Number of PSUs Granted	Final Multiplier	Shares Received	PSU Cash Payout Amount(1)
Kevin A. Neveu	99,260	1.58x	99,260	$4,774,515
Carey T. Ford	31,880	1.58x	31,880	$1,533,463
Gene C. Stahl	28,690	1.58x	28,690	$1,380,020
Veronica H. Foley	22,320	1.58x	22,320	$1,073,616
Shuja U. Goraya	20,720	1.58x	20,720	$996,655

Notes:

(1) PSU payouts were settled with common shares issued from treasury for units earned up to a 1.0x multiplier, with units earned by the multiplier above 1.0x paid out in cash. The total award value of the payouts as presented in the table above utilize the volume weighted average price of Precision shares for the five trading days prior to the vesting date, which was US$61.45, and converted to Canadian dollars using the exchange rate of 1.3496 for any amounts paid in cash.

All Other Compensation

Retirement Benefits

The NEOs participate in the same retirement plans as our other full-time employees, and participation is voluntary.

The Canadian program has three components:

▪
a defined contribution pension plan where we match participants’ contributions up to 5% of their base salary
▪
a group registered retirement savings plan, and
▪
a registered tax-free savings account.

Our U.S. program includes a 401(k) plan where we match participants’ contributions up to 5% of their cash compensation (base salary plus their STIP award). This plan is not considered a pension plan under Canadian law.

Employee Share Purchase Plan

Our employee share purchase plan encourages employees to become Precision shareholders and helps us attract and retain employees. The plan is open to Canadian and U.S. employees who have completed one full year of employment. All of the NEOs are eligible to participate in the plan.

Participants contribute up to 10% of their regular base salary through payroll deduction to purchase Precision shares. Currently, we match 20% of an employee’s contribution, and the employer contribution is a taxable benefit to the employee. All Precision shares purchased under the plan are acquired on the secondary market.

Any dividends paid are automatically reinvested to purchase additional Precision shares.

Participants can change their contribution percentage and/or stop contributions up to two times per calendar year. No vesting conditions apply, so participants can sell or transfer their shares at any time (subject to the provisions of our Insider Trading Policy) and are required to pay the associated administrative fees. The table below shows the number of shares purchased by participants (including any applicable company match) through the plan for the previous three years:

as at December 31	2021	2022	2023
Number of shares purchased	41,026	17,699	37,555
Number of shares outstanding	13,304,425	13,558,525	14,336,539
Burn rate	0.31%	0.13%	0.13%

66 2024 Management Information Circular

Other Benefits

Benefits are an integral part of total compensation and are important for attracting and retaining high performing employees in a highly competitive market.

Our Canadian, U.S. and International benefits programs offer competitive comprehensive coverage and cost sharing, and the NEOs participate in the same programs as our other employees. The programs consist of:

▪
basic, optional and dependent life insurance
▪
basic, optional, accidental death and dismemberment insurance
▪
extended health, vision and dental care
▪
short-term and long-term disability insurance
▪
employee assistance plan, and
▪
out-of-country emergency medical plan.

The NEOs also receive supplementary accidental death and dismemberment insurance benefits.

Perquisites

Executives receive limited perquisites that are consistent with the drilling and oilfield services industry and form part of a competitive compensation package. Each NEO receives a company vehicle (including operating costs) or a car allowance. Other perquisites, such as business club memberships and executive medical programs, vary by position.

See the Summary Compensation Table on page 74 for more information.

2024 Compensation Decisions

Base Salary

No adjustments were made to the CEO’s base salary for 2024, and he has not received a salary increase since 2017. Market-based adjustments were made to the NEOs’ in 2024, ranging between 2% to 2.5%.

Short-term Incentives

No major changes were made to the 2024 STIP scorecard, which remains heavily weighted towards our financial metrics, and maintains ESG metrics as a key component reflecting our commitment to the safety of our employees, customers, communities where we operate, and the environment. The individual component was removed from the scorecard for the CEO and NEOs in 2022, making their STIP 100% based on company performance since that time.

Long-term Incentives

In February 2024, the HRCC determined the 2024 PSU performance multiplier will be based 100% on relative TSR to continue our focus on shareholder returns. The CEO’s targeted grant amount for 2024 will be maintained at US$3,200,000. Market-based increases were made to the other NEOs’ LTIP targets for 2024 ranging between 4% to 6%.

All of the construct changes implemented in 2020 to our LTIP awards were carried forward for 2024 awards, including:

▪
Negative TSR collar
▪
S&P 500 Index included in the 2024 PSU Peer Group
▪
Payout cap of 5.0x original grant value, and
▪
In 2022, increased PSU threshold for 2.0x multiplier from 75th percentile to 85th percentile of peer group.

2024 Management Information Circular 67

CEO COMPENSATION

Kevin A. Neveu President and Chief Executive Officer Based in Houston, Texas CEO since 2007

"Our High Performance, High Value strategy is focused on providing safe, highly efficient, reliable and environmentally responsible services to customers through our fleet of Super Series drilling rigs, AlphaTM technologies and EverGreenTM suite of environmental solutions. We deliver exceptional field-level results through our people, technology and systems with the goal to create value for our customers and investors."

Over the last decade, Mr. Neveu has strengthened Precision's market position by transforming our drilling fleet through new-build and upgraded Super Series drilling rigs, diversifying our revenue base by strengthening our position in the U.S. and international markets and making strategic investments in training, safety and employee development. Additionally, in 2017, Mr. Neveu launched Precision's digital strategy, branding and commercializing the offering as "AlphaTM" two years later. Today, Precision has 75 Super Series drilling rigs equipped with AlphaTM. In 2021, Mr. Neveu launched Precision's EverGreenTM suite of environmental solutions, bolstering the Company's commitment to reduce the environmental impact of oilfield operations. This suite of environmental solutions offers customers products and applications to measure and reduce their GHG emissions during drilling operations. Today, approximately 65% of our AC Super Triple AlphaTM rigs are equipped with at least one EverGreenTM product. All these enhancements have allowed Precision to improve its competitive position, grow market share, generate substantial free cash flow, and enhance investor returns.

Mr. Neveu has also transformed our well servicing business following the acquisition of High Arctic Well Servicing Inc.'s assets in 2022 and CWC Energy Services Corp. in 2023. With these two acquisitions, Precision has increased its well servicing fleet by almost 50% and is now the premier well service provider in Canada.

Since 2018, Mr. Neveu has focused the Company on strengthening its financial position by utilizing free cash flow to reduce debt and completing a number of debt transactions to strategically position the Company for industry cyclicality. Precision has reduced debt by $924 million since 2018 and lowered its Net Debt to Adjusted EBITDA ratio(1) to 1.4 times as at December 31, 2023. The Company's debt reduction strategy remains firmly in place and in 2024 Precision expects to reduce debt by another $150 million to $200 million. This will position the Company to achieve a sustained Net Debt to Adjusted EBITDA ratio(1) of below 1.0 times be the end of 2025. Looking ahead, the Company expects sustained free cash flow and, as a result, has increased it's long-term debt reduction target to $600 million between 2022 and 2026.

Mr. Neveu also realizes the importance of direct capital returns to shareholders and in 2023 the Company allocated 15% of free cash flow before debt repayments to share repurchases. In 2024, the Company expects to increase this allocation to 25% to 35% and continue moving direct shareholder capital returns towards 50% of free cash flow thereafter. Mr. Neveu's focus on generating free cash flow, reducing debt and returning capital to shareholders has been well-received by shareholders over the past three years as Precision's TSR ranks within the top 87th percentile of its peer group.

Notes:

(1)
Non-GAAP measure – see Financial Measures and Ratios on page 81.

2023 Contributions and Accomplishments

In 2023, Mr. Neveu successfully led the Company through short-term industry cyclicality caused by low natural gas prices, oil price volatility and economic uncertainty. Despite these challenges, Mr. Neveu's effective management of Precision's workforce, Super Series equipment, and cost structure allowed the Company to deliver one of its most profitable years in the past decade and exceed its cash flow expectations. During the year, the Company not only met its debt and shareholder capital return targets but also funded two accretive acquisitions. Mr. Neveu continues to ensure Precision is well positioned to navigate the rapidly changing market conditions that the energy industry is accustomed to.

At the beginning of each year, Precision publishes its key strategic priorities and reports on those throughout the year.

In 2023, Precision focused on three strategic priorities:
1)
Deliver High Performance, High Value service through operational excellence
2)
Maximize free cash flow by increasing Adjusted EBITDA margins, revenue efficiency, and growing revenue from AlphaTM technologies and EverGreenTM suite of environmental solutions, and
3)
Reduce debt by at least $150 million and allocate 10% to 20% of free cash flow before debt repayments for share repurchases. Long-term debt reduction target of $500 million between 2022 and 2025 and sustained Net Debt to Adjusted EBITDA ratio(1) of below 1.0 times by the end of 2025.

Notes:

(1)
Non-GAAP measure – see Financial Measures and Ratios on page 81.

68 2024 Management Information Circular

Under Mr. Neveu's leadership, Precision's strategic focus on Super Series equipment, commercially deploying digital and emissions-reducing technologies, and developing its people continue to differentiate Precision from the competition. As a result, demand for the Company's services in several markets remained strong in 2023. Canadian drilling utilization days and well servicing rig operating hours increased over 2022 levels and Precision remained the leading service provider of oilfield services in Canada. In 2023, Precision invested approximately $227 million into its fleet and infrastructure, which included a significant upgrade resulting in the industry's most advanced AC Super Triple rig in the Canadian fleet, equipped with AlphaTM, EverGreenTM, and rig floor robotics. In the fourth quarter of 2023, Precision acquired CWC Energy Services Corp., which increased the Company's service rig count by 36% and enhanced its drilling operations in both Canada and the U.S. Internationally, the Company recertified and reactivated a total of four rigs and exited 2023 with eight active rigs in the Middle East. The majority of these rigs are now under five-year term contracts that stretch into 2027 and 2028.

During the year, Precision generated $501 million of cash provided by operations, representing a 111% increase over the prior year due to higher activity in Canada and improved day rates and operating margins in Canada and the U.S. Margin expansion was in part due to the Company's digital and environmental strategies that have been a key focus for Mr. Neveu and the management team for several years. As of year end, Precision had 75 AlphaTM rigs, with the majority equipped with at least one EverGreenTM product. In 2023, the Company completed integrating well servicing assets from its 2022 acquisition of High Arctic, which helped increase Completion and Production Services' Adjusted EBITDA by approximately 34% year over year.

With strong cash flow generated in 2023, the Company not only met its debt reduction and shareholder capital return targets but also funded two accretive acquisitions. Over the past two years, Precision has reduced debt by $258 million and is well on track to meet its revised long-term debt repayment target of $600 million between 2022 and 2026.

2023 Strategic Priorities	2023 Results
Deliver High Performance, High Value service through operational excellence
▪
Increased our Canadian drilling rig utilization days and well servicing rig operating hours over 2022, maintaining our position as the leading provider of high-quality and reliable services in Canada.
▪
Recertified and reactivated a total of four rigs in the Middle East, exiting 2023 with eight active rigs that represent approximately US$475 million in backlog revenue that stretches into 2028.
▪
Acquired CWC Energy Services Corp. (CWC), expanding our Canadian well servicing business and drilling fleets in both Canada and the U.S.
▪
Upgraded and added the industry's most advanced AC Super Triple rig to our Canadian fleet, equipped with AlphaTM, EverGreenTM, and rig floor robotics.
▪
Coached over 900 rig-based employees through our New Employee Orientation focused on industry-leading safety and performance training at our world-class facilities in Nisku, Alberta and Houston, Texas.

Maximize free cash flow by increasing Adjusted EBITDA(1) margins, revenue efficiency, and growing revenue from AlphaTM technologies and EverGreenTM suite of environmental solutions
▪
Generated cash provided by operations of $501 million, a 111% increase over 2022.
▪
Increased our daily operating margins(2) by approximately 39% in Canada and 69% in the U.S. year over year.
▪
Grew combined Alpha™ and EverGreenTM revenue by over 10% compared to 2022.
▪
Ended the year with 75 AC Super Triple Alpha™ rigs compared to 70 at the beginning of the year.
▪
Scaled our EverGreenTM suite of environmental solutions, ending the year with approximately 65% of our AC Super Triple rigs equipped with at least one EverGreenTM product, including 13 EverGreenTM Battery Energy Storage Systems (BESS) versus seven a year ago.
▪
Integrated the well servicing assets from our 2022 acquisition of High Arctic Energy Services Inc. (High Arctic), which helped increase our Completion and Production Services’ Adjusted EBITDA(1) 34% in 2023.

Reduce debt by at least $150 million and allocate 10% to 20% of free cash flow before debt repayments for share repurchases. Long-term debt reduction target of $500 million between 2022 and 2025 and sustained Net Debt to Adjusted EBITDA ratio(1) of below 1.0 times by the end of 2025

▪
Reduced debt by $152 million and ended the year with more than $600 million of available liquidity(3).
▪
Returned $30 million of capital to shareholders through share repurchases.
▪
Renewed our Normal Course Issuer Bid (NCIB), allowing purchases of up to 10% of the public float.
▪
Ended the year with a Net Debt to Adjusted EBITDA ratio(1) of approximately 1.4 times and remain committed to reaching a sustained ratio of below 1.0 times by end of 2025.

Notes:

(1)
Non-GAAP measure – see Financial Measures and Ratios on page 81.
(2)
Revenue per utilization day less operating costs per utilization day.
(3)
Available liquidity is defined as cash plus unused credit facility capacity.

2024 Management Information Circular 69

2023 Achievements

Organizational Development – Employee Development

Mr. Neveu continued to drive leadership excellence by focusing on robust assessments of leadership competencies and targeted individual development plans to build a stronger global leadership pipeline in both field and corporate roles. In 2023 we had more than 220 corporate and field managers participate in our Leadership Exchange program, and 27 employees go through our enhanced New People Leader Orientation. Additionally, 942 rig-based employees completed our New Employee Orientation which is focused on training new employees on our industry-leading safety and performance training programs at our world-class facilities in Nisku, Alberta and Houston, Texas. With Mr. Neveu’s endorsement, Precision’s internship program brought on 32 summer interns in Canada and 19 interns in the United States from 28 universities, continuing to support and develop the future workforce of the oilfield service industry.

Investment Community – Engagement and Investor Updates

We strive to align shareholder interests with our strategic objectives. Considering the state of the industry, Mr. Neveu’s high-touch philosophy of shareholder engagement with the investment community was demonstrated by his participation in over 100 face-to-face or virtual meetings with investors in 2023. Mr. Neveu also organized a shareholder outreach program for Precision's top shareholders with the CGNRC and the Chair of our HRCC.

Industry and Community Involvement – Government Relations (Alberta), Speaking Engagements and Community Involvement

Mr. Neveu serves on the advisory council for the University of Calgary’s School of Public Policy. Throughout 2023, Mr. Neveu spoke at numerous events for the International Association of Drilling Contractors (IADC) as well as for the Canadian Association of Energy Contractors (CAOEC). Mr. Neveu also remained focused on community involvement through various contributions and corporate donations.

70 2024 Management Information Circular

2023 CEO Compensation

Mr. Neveu’s total direct compensation for 2023 is aligned slightly above the median (50th percentile) of our 2023 Compensation Peer Group, which aligns with our stated philosophy of targeting the median based on the executive’s experience, performance, and other factors.

2023 Pay Mix

The graph below shows the breakdown of Mr. Neveu’s total direct compensation for 2023 converted to Canadian dollars as reported in the Summary Compensation Table on page 74.

Base Salary

All of our executive team is based out of our Houston, Texas office, including Mr. Neveu. In 2016, the Board determined that Precision’s long-term global operations strategy would be better served by relocating the CEO to Houston and increasing his focus on our U.S. and international operations. As a result, Mr. Neveu relocated to Houston on March 1, 2016, and the Board decided to adjust the CEO’s base salary to align with the median of our Compensation Peer Group, but to do so over a two-year period because of the challenging conditions facing the industry and to pay the CEO in U.S. dollars. In 2016, Mr. Neveu’s base salary was adjusted to US$670,000 and then to US$800,000 in March 2017 as the second step to align with the median of our Compensation Peer Group, which coincided with the beginning of Mr. Neveu’s tenth year as CEO at Precision.

The Board made no adjustments to the CEO’s base salary in 2018 or 2019. On April 1, 2020, in response to market conditions, the CEO received a 20% base salary reduction which was effective through the remainder of the year and reversed January 1, 2021. No other adjustments have been made to the CEO’s base salary, which remained at US$800,000.

Short-term Incentive

Mr. Neveu received a 2023 STIP payout of US$952,617 that was based on his targeted award (110% of base salary) and the Board’s assessment of our corporate performance in 2023. Our 2023 corporate performance score was calculated at 109.87%.

Long-term Incentive

Mr. Neveu’s targeted 2023 LTIP grant was US$3,200,000. His LTIP grant was allocated 70% PSUs and 30% RSUs, and maintained the same allocation established in 2020. In 2019, his LTIP award was allocated 70% PSUs, 20% RSUs and 10% stock options and in 2018, his LTIP award was allocated 70% PSUs and 30% stock options.

2024 Management Information Circular 71

Five Year Compensation Lookback - Realized Pay Aligned with Share Price Performance

The following chart shows the total targeted compensation (base salary + targeted STIP + targeted LTIP) of the CEO as compared to the total actual “realized” compensation received during the previous five years in U.S. dollars.

CEO 5-Year Compensation Look Back
Target vs. Realized
$16.0M
$14.0M
$12.0M
$10.0M
$8.0M
$6.0M
$4.0M
$2.0M
$0.0M
$75.00
$50.00
$25.00
$0.00
2019
2020
2021
2022
2023
Total target compensation
Total compensation received
Share Price at 12/31

Perquisites

Mr. Neveu’s perquisites include a leased vehicle, parking, tax preparation services, an executive health program, the employer portion of benefit premiums, the employer portion contribution to the 401(k) and Employee Stock Purchase Plan.

Share Ownership (as of March 27, 2024)

As CEO, Mr. Neveu is required to hold five times his annual base salary while the other NEOs aim for two times their base salary. We calculate share ownership based on the actual purchase cost or the current market value of our shares (whichever is higher).

Number of Precision shares	Market Value (1)	Meets Share Ownership Target (2)
275,064	$24,984,063	Yes, holds 5x his base salary

Notes:

(1) The market value of Mr. Neveu’s shares are based on $90.83, the closing price of Precision shares on the TSX on March 27, 2024.

(2) Share ownership targets are calculated using the actual purchase cost or market value, whichever is higher. Mr. Neveu’s share ownership multiple was calculated by converting his base salary to Canadian dollars using the March 27, 2024 exchange rate.

72 2024 Management Information Circular

Share Performance

The graph below shows our TSR over the last five years, assuming $100 was invested in Precision shares on December 31, 2018 and dividends were reinvested over the same period. It compares Precision to the TSR of the S&P/TSX Composite Index, the S&P/TSX Equal Weight Oil & Gas Index, and the median TSR of our 2023 PSU Performance Peer Group.

Total Shareholder Return
$250
$200
$150
$100
$50
$0
Value of initial $100 investment
2018
2019
2020
2021
2022
2023
Precision (PD: TSX)
S&P/TSX Composite
S&P/TSX Equal Weight Oil & Gas Index
2023 PSU Performance Peer Group(1)

at December 31	2018	2019	2020	2021	2022	2023
Precision (PD: TSX)	$100	$76	$44	$94	$219	$152
S&P/TSX Composite	$100	$119	$122	$148	$135	$146
S&P/TSX Equal Weight Oil & Gas Index	$100	$112	$77	$121	$155	$153
2023 PSU Performance Peer Group(1)	$100	$88	$50	$71	$137	$112

Notes:

(1)
Our 2023 PSU Performance Peer Group consisted of 15 companies with similar business operations that we compete with for investors and one index, the S&P 500. The TSR shown in the graph above assumes our same PSU Performance Peer Group for all previous years (see page 64 for details about our 2023 PSU Performance Peer Group).

Cost of Management Ratio

The table below compares our Adjusted EBITDA to the total compensation paid to our NEOs for the last five years. Overall, the Cost of Management Ratio has averaged below 5% of Adjusted EBITDA over the past five years.

($ in millions)	2019	2020	2021	2022	2023
Total compensation cost	$15.2	$13.9	$11.9	$14.9	$16.3	Five year average cost of management ratio 4.55%
Adjusted EBITDA	$391.9	$263.7	$192.8	$311.6	$611.2
Cost of management ratio	3.88%	5.27%	6.17%	4.77%	2.66%

The cost of management ratio includes the following NEOs:

2019: Kevin A. Neveu, Carey T. Ford, Gene C. Stahl, Veronica H. Foley and Darren J. Ruhr

2020: Kevin A. Neveu, Carey T. Ford, Gene C. Stahl, Veronica H. Foley and Darren J. Ruhr

2021: Kevin A. Neveu, Carey T. Ford, Gene C. Stahl, Veronica H. Foley and Darren J. Ruhr

2022: Kevin A. Neveu, Carey T. Ford, Gene C. Stahl, Veronica H. Foley and Shuja U. Goraya

2023: Kevin A. Neveu, Carey T. Ford, Gene C. Stahl, Veronica H. Foley and Shuja U. Goraya

There is no direct correlation between TSR and total cash compensation (base salary + short-term incentive) awarded to our NEOs because base salary and the short-term incentive plans are not based on share performance. The value realized from our LTIP awards is correlated to our TSR because the value is directly tied to the value of Precision shares, which are aligned with shareholder interests. For more information, see Long-term Incentive Plan on page 61 for more information.

2024 Management Information Circular 73

2023 COMPENSATION DETAILS

Summary Compensation Table

The table below shows the total compensation paid or awarded to each NEO in the last three years ending December 31, 2023. All amounts are in Canadian dollars.

(as at December 31, 2023)		Salary	Share-based Awards	Option-based Awards	Non-equity Incentive Plan Annual Incentive Plan	Pension Value	All Other Compensation	Total Compensation
Name and Principal Position	Year	($)(1)	($)(2)	($)	($)(3)	($)(4)	($)(5)	($)(6)
Kevin A. Neveu	2023	1,079,680	4,262,874	—	1,304,869	—	76,935	6,724,358
President and	2022	1,041,456	3,677,834	—	1,464,901	—	199,354	6,383,545
CEO	2021	997,551	3,704,202	—	395,163	—	144,435	5,241,351
Carey T. Ford	2023	615,600	1,665,354	—	575,682	—	62,000	2,918,636
Chief Financial	2022	566,562	1,181,533	—	598,606	—	30,170	2,376,870
Officer	2021	518,881	1,191,196	—	153,743	—	61,998	1,925,818
Gene C. Stahl	2023	604,140	1,332,283	—	498,245	—	79,000	2,513,669
President, North American	2022	566,744	1,053,627	—	598,351	—	48,222	2,266,944
Drilling	2021	531,384	1,071,032	—	157,447	—	79,232	1,839,095
Veronica H. Foley	2023	556,190	999,212	—	458,827	—	29,000	2,043,230
Chief Legal and Compliance	2022	517,048	829,791	—	546,009	—	25,746	1,918,594
Officer	2021	481,371	833,315	—	142,629	—	29,263	1,486,578
Shuja U. Goraya	2023	556,190	999,212	—	458,827	—	46,000	2,060,230
Chief Technology	2022	508,464	829,791	—	538,237	—	46,992	1,923,484
Officer	2021	437,628	773,328	—	162,678	—	46,271	1,419,904

Notes:

(1)
2023 base salaries for the NEOs were paid in U.S. dollars and converted to Canadian dollars using an annual average exchange rate of 1.3496.
(2)
Share-based awards represent the grant date fair value of PSU and RSU awards calculated as the number of awards multiplied by the share price on the applicable grant date. U.S. dollar amounts were converted to Canadian dollars using the following exchange rates:

2023 awards: 1.3321 (February 1, 2023 for PSUs and RSUs)
2022 awards: 1.2686 (February 1, 2022 for PSUs and RSUs)
2021 awards: 1.2862 (February 1, 2021 for PSUs and RSUs)

(3)
Annual incentive plan is the annual cash bonus (STIP) earned for the year and based on performance criteria for that year and reward is paid in March of the following year.
(4)
Pension value represents Precision’s matching contributions under the defined contribution pension plan.
(5)
Perquisites totaled more than US$50,000 for each NEO and include the following:

Mr. Neveu: a leased vehicle, parking, tax preparation services, an executive health program, the employer portion of benefit premiums, and the employer portion contribution to the 401(k) and Employee Share Purchase Plan.

Mr. Ford: a leased vehicle, parking, tax preparation services, annual club and membership dues, the employer portion of benefit premiums, and the employer portion contribution to the 401(k) and Employee Share Purchase Plan.

Mr. Stahl: an annual vehicle allowance, parking, tax preparation services, annual club and membership dues, the employer portion of benefit premiums, and the employer portion contribution to the 401(k) and Employee Share Purchase Plan.

Ms. Foley: a leased vehicle, parking, tax preparation services, annual club and membership dues, and the employer portion contribution to the 401(k) and Employee Share Purchase Plan.

Mr. Goraya: an annual vehicle allowance, parking, tax preparation services, annual club and membership dues, the employer portion of benefit premiums, and the employer portion contribution to the 401(k) and Employee Share Purchase Plan.

(6)
If not specifically identified in one of the above footnotes, compensation for the NEOs for 2023, 2022 and 2021 was converted to Canadian dollars using the average exchange rate of 1.3496, 1.3018 and 1.2537 respectively.

74 2024 Management Information Circular

Value Vested or Earned During the Year

The table below shows the value vested or earned on all option-based awards, share-based awards and non-equity incentive plan compensation (2023 STIP award) for each NEO during the year ended December 31, 2023.

Named Executive	Option-based awards –	Share-based awards –	Non-equity incentive plan
	Value vested during	Value vested during	compensation – Value earned
	the year ($)(1)	the year ($)(2)	during the year ($)(3)
Kevin A. Neveu	—	$15,034,732	$1,304,869
Carey T. Ford	—	$4,851,392	$575,682
Gene C. Stahl	—	$4,351,937	$498,245
Veronica H. Foley	—	$3,384,096	$458,827
Shuja U. Goraya	—	$3,156,244	$458,827

Notes:

(1) Value calculated as the amount by which the closing price of the underlying common shares on the date of exercise exceeds the option exercise price before withholding of any taxes.

(2) Share-based awards – For the CEO and other NEOs, the value vested includes the 2021 PSU, the first tranche of the 2023 RSU payouts and the second tranche of the 2022 RSU payouts which were settled with common shares issued from Treasury, and for the 2021 PSUs for units earned up to a 1.0x multiplier in common shares, with units earned by the multiplier above 1.0x paid out in cash, with a final multiplier of 1.58x. The total award value of the payouts as presented in the table above utilizes the volume weighted average price of Precision shares for the five trading days prior to, but not including, the vesting date of US$61.45, and converted to Canadian dollars using the exchange rate of 1.3496 for any amounts paid in cash and the cost basis applied when the Executive’s received control of the shares on February 12, 2024 of US$62.58. For the CEO and other NEOs, the value vested also includes the third tranche of the 2021 RSU payout based on the volume weighted average price of Precision shares for the five trading days prior to the vesting date, of $61.45 on the NYSE for U.S. units. Amounts were converted to Canadian dollars using the exchange rate of 1.3496.

(3) Amounts for the non-equity incentive plan compensation (STIP awards) were converted to Canadian dollars using the 2023 average exchange rate of 1.3496.

2024 Management Information Circular 75

Equity-based Compensation

Outstanding Option-based Awards and Share-based Awards

The table below show the outstanding option-based and share-based awards for each NEO as of December 31, 2023.

	Option-based Awards					Share-based Awards
Named Executive	Year	Number of Shares Underlying Unexercised Options (#)	Option Exercise Price	Option Expiration Date	Value of Unexercised in-the-money Options ($)(1)	Number of Share or Units of Shares that have not Vested (#)(2)	Market or Payout Value of Share-based Awards that have not vested ($)(1)(3)	Market or Payout Value of Vest Share-based Awards Not Paid Out or Distributed ($)
Kevin A. Neveu	2023	—	—	—	—	39,420	$2,835,006	—
President	2022	—	—	—	—	62,110	$4,466,825	—
and CEO	2021	—	—	—	—	113,440	$8,158,374	—
	2020	—	—	—	—	—	—	—
	2019	—	—	—	—	—	—	—
	2018	31,515	US$68.80	23-Feb-25	—	—	—	—
	2017	25,040	US$111.40	17-Feb-24	—	—	—	—
Total		56,555			—	214,970	$15,460,205	—
Carey T. Ford	2023	—	—	—	—	15,400	$1,107,537	—
Chief Financial	2022	—	—	—	—	19,954	$1,435,051	—
Officer	2021	—	—	—	—	36,434	$2,620,259	—
	2020	—	—	—	—	—	—	—
	2019	—	—	—	—	—	—	—
	2018	7,590	US$68.80	23-Feb-25	—	—	—	—
	2017	6,650	US$111.40	17-Feb-24	—	—	—	—
Total		14,240			—	71,788	$5,162,847	—
Gene C. Stahl	2023	—	—	—	—	12,320	$886,029	—
President, North	2022	—	—	—	—	17,794	$1,279,708	—
American Drilling	2021	—	—	—	—	32,790	$2,358,190	—
	2020	—	—	—	—	—	—	—
	2019	—	—	—	—	—	—	—
	2018	7,385	US$68.80	23-Feb-25	—	—	—	—
	2017	5,475	US$111.40	17-Feb-24	—	—	—	—
Total		12,860			—	62,904	$4,523,928	—
Veronica H. Foley	2023	—	—	—	—	9,240	$664,522	—
Chief Legal and	2022	—	—	—	—	14,014	$1,007,858	—
Compliance Officer	2021	—	—	—	—	25,508	$1,834,483	—
	2020	—	—	—	—	—	—	—
	2019	2,935	US$51.20	25-Feb-26	$12,014	—	—	—
	2018	5,335	US$68.80	23-Feb-25	—	—	—	—
	2017	3,910	US$111.40	17-Feb-24	—	—	—	—
Total		12,180			$12,014	48,762	$3,506,864	—
Shuja U. Goraya	2023	—	—	—	—	9,240	$664,522	—
Chief Technology	2022	—	—	—	—	14,014	$1,007,858	—
Officer	2021	—	—	—	—	23,680	$1,703,017	—
	2020	—	—	—	—	—	—	—
	2019	2,725	US$51.20	25-Feb-26	$11,154	—	—	—
	2018	2,668	US$72.46	3-Aug-25	—	—	—	—
	2017	—	—	—	—	—	—	—
Total		5,393			$11,154	46,934	$3,375,398	—

Notes:

(1) Values of the option-based and share-based awards granted to the CEO and other NEO’s are based on US$54.29 the closing price of Precision shares on the NYSE on December 31, 2023 and were converted to Canadian dollars using the December 31, 2023 exchange rate of 1.32476.

(2) Share-based awards that have not vested for CEO and other NEO’s are comprised of PSUs and RSUs. For Mr. Neveu, 2023 awards include, 27,590 PSUs and 11,830 RSUs, 2022 awards include 48,310 PSUs and 20,700 RSUs, 2021 awards include 99,260 PSUs and 28,360 RSUs. For Mr. Ford, 2023 awards include 10,780 PSUs and 4,620 RSUs, 2022 awards include 15,520 PSUs and 6,650 RSUs, 2021 awards include 31,880 PSUs and 9,107 RSUs. For Mr. Stahl 2023 awards include 8,620 PSUs and 3,700 RSUs, 2022 awards include 13,840 PSUs and 5,930 RSUs, 2021 awards include 28,690 PSUs and 8,200 RSUs,. For Ms. Foley, 2023 awards include 6,470 PSUs and 2,770 RSUs 2022 awards include 10,900 PSUs and 4,670 RSUs, 2021 awards include 22,320 PSUs and 6,374 RSUs. For Mr. Goraya, 2023 awards include 6,470 PSUs and 2,770 RSUs 2022 awards include 10,900 PSUs and 4,670 RSUs, 2021 awards include 20,720 PSUs and 5,920 RSUs.

(3) The value of all PSU awards assumes a payout multiplier of 1.0x. PSUs may vest between 0% and 200% based on performance, see 2023 PSU Awards on page 63.

76 2024 Management Information Circular

Equity Incentive Plan Information

Securities Authorized for Issue Under Equity Compensation Plans

The table below provides details about the equity securities authorized for issue under our compensation plans (on a post-consolidation basis) as of December 31, 2023.

Type of Plan	Number of Shares to be Issued upon Exercise of Outstanding Equity-based Awards and DSUs (#)	Weighted Average Exercise Price of Outstanding Equity-based Awards ($)	Number of Shares Remaining Available for Future Issue Under Equity Compensation Plans (#)
Equity compensation plans approved by shareholders
1. Omnibus Plan (1)(2)(3)	244,068	$113.57	226,132
2. DSU plans(4)	62,158	—	9,581
Equity compensation plans not approved by shareholders	—	—	—
Total	306,226		235,713

Notes:

(1) RSUs and PSUs granted under the Omnibus Plan, which was adopted in 2017, that may or are intended to be settled in common shares issued from treasury and are included in the calculation of the Number of Shares to be Issued upon Exercise of Outstanding Equity-based Awards, using a 1.0x payout multiplier for PSUs (see 2023 PSU Awards on page 63).

(2) Stock options will only be granted under the Omnibus Plan going forward. 244,068 includes options outstanding under the stock option plan.

(3) The number of shares available for future issuance under the Omnibus Plan as the total plan limit 1,094,379 less the number of options and common shares issuable on exercise of outstanding options under our stock option plan and the number of common shares issuable on exercise/vesting, as applicable, of options and RSUs and PSUs, as applicable, under our Omnibus Plan. At the meeting, shareholders are being asked to approve a 500,000 increase to the number of shares available for future issuance under the Omnibus Plan.

(4) DSUs outstanding include DSUs granted under the old DSU plan and the 2012 DSU plan. DSUs outstanding under the old DSU plan total 1,470. DSUs outstanding under the 2012 DSU plan total 62,158. At the meeting, shareholders are being asked to approve a new Director Share Unit Plan that would provide for issuances of up to 200,000 common shares.

Granting Stock Options and Awards

As of December 31, 2023, we had 14,336,539 shares outstanding and 226,132 shares reserved for issue under our stock option plan and Omnibus Plan. We have several limitations under the plan to mitigate risk:

Plan Limits (within the Fixed Maximum of 1,094,379 Common Shares)	as a % of the Shares Outstanding
Maximum number of shares that may be issued in a one-year period under the Omnibus Plan alone or when combined with all other security-based compensation arrangements	5%
Maximum number of shares that may be issued to a single participant under the Omnibus Plan alone or when combined with all other security-based compensation arrangements	2%
Maximum number of shares outstanding that may be: (i) issued to insiders (as a whole) in a one-year period, or (ii) issuable to insiders at any time in each case, under the Omnibus Plan alone or when combined with all other security-based compensation arrangements	10%
2023 Burn Rate	0.33%

The table below provides details about award grants intended to be settled in shares under the stock option plan and Omnibus Plan for the last three fiscal years.

(as at December 31)	2021		2022		2023
Measure of dilution	# of Equity-based Awards	% of shares outstanding(1)	# of Equity-based Awards	% of shares outstanding(1)	# of Equity-based Awards	% of shares outstanding(1)
Annual grant – the total number of awards granted under the plans each year (2)	—	0.00%	75,670	0.56%	46,740	0.33%
Equity-based awards outstanding – the total number of awards outstanding (including the annual grant) under the plans at the end of each year	573,412(3)	4.31%	240,472	1.78%	244,068	1.70%
Equity-based awards available for grant – the number of awards remaining in the reserve approved by shareholders and available for grant under the plans at the end of each year	244,797(3)	1.84%	459,164	3.40%	248,207	1.73%
Overhang – the number of awards outstanding plus the number of awards remaining in reserve approved by shareholders and available for future grants	818,209	6.15%	699,636	5.17%	492,275	3.43%

2024 Management Information Circular 77

Notes:

(1)
Percentage of shares outstanding is calculated using the weighted average outstanding shares for the year-ended December 31. RSUs and PSUs granted under the Omnibus Plan that are intended to be settled in common shares issued from treasury are included in the calculation of burn rates using a 1.0x payout multiplier for PSUs (see 2023 PSU Awards on page 63).
(2)
The annual grant totals included in the table above represent only awards that are intended to be settled in common shares issued from treasury, as determined by the HRCC at the time of grant. Additional awards that are intended to be settled in cash, as determined by the HRCC at the time of grant and are accounted for as such in our financial statements, include the following; 2021: 681,903 RSU and PSU awards representing 5.04% of weighted average outstanding shares; 2022: 344,880 RSU and PSU awards representing 2.55% of weighted average outstanding shares. 2023: 187,003 RSU and PSU awards representing 1.30% of weighted average outstanding shares.
(3)
The 244,068 equity-based awards outstanding as of December 31, 2023 were made up of 95,235 executive RSUs and 148,833 stock options. Subsequent to December 31, 2023, we settled 225,190 PSUs in common shares.

About the Stock Option Plan and Omnibus Plan

As of December 31, 2023, there have been 868,248 stock options, PSUs and RSUs issued or outstanding under our stock option plan and our Omnibus Plan which have, may, or are intended to be settled in common shares issued from treasury, representing 6.06% of the issued and outstanding common shares (assuming each option, PSU and RSU is converted into one common share), and 66,549 DSUs under the 2012 DSU plan, representing 0.46% of the outstanding common shares (assuming each DSU is converted into one common share). The burn rate for our DSU plan was 0.00% from 2020 to 2023.

The Board can amend or terminate the stock option plan at any time without shareholder approval. Shareholders must, however, approve the following changes:

▪
increasing the number of Precision shares reserved for issue under the stock option plan
▪
reducing the exercise price of a stock option
▪
extending the term of a stock option
▪
increasing any limit in our stock option plan on grants to insiders
▪
adding any form of financial assistance by Precision for the exercise of options
▪
changing the amending provisions of the stock option plan, and
▪
granting the Board additional powers to amend the plan or any option without shareholder approval.

Any change made will not affect any rights that have already accrued to option holders.

Neither the Board nor security holders can alter or affect the rights of a participant under an award previously granted in a negative way without the consent of that participant, except as required by law or as set out in the Omnibus Plan. See Termination and Change of Control on page 79 for a summary of the effect on employee’s termination for or without cause will have on stock options, PSUs and RSUs.

At our annual meeting in 2022, shareholders approved amendments to the Omnibus Plan, including: (i) an increase by 200,000 to the maximum number of common shares available for issuance under the Omnibus Plan and removal of the sub-limit for certain share based awards, (ii) certain changes in respect of how awards (mainly options) under the Omnibus Plan that are not settled in treasury common shares will impact the remaining share reserve under the Omnibus Plan, (iii) amendments to provide that the share reserve under the Omnibus Plan will not be reduced by the assumption or substitution of equity-based awards of an entity that may be acquired by us or by common shares issued pursuant to an inducement award granted to persons not previously employed by us, and (iv) changes to the amending provisions to align the Omnibus Plan with more modern plans of other TSX listed companies. See our Management Information Circular for our 2022 annual meeting for further information.

The Board can, without shareholder approval, but subject to the following paragraph, amend or suspend any provision of the Omnibus Plan or any Award granted thereunder, or terminate the Omnibus Plan, at any time, regardless of whether any such amendment or suspension is material, fundamental or otherwise. However, except as subject to the Omnibus Plan and applicable law, no action of the Board or security holders may materially adversely alter or impair the rights of a participant under any Award previously granted to the participant without the consent of the affected participant. Amendments to the Omnibus Plan are also subject to any required approval of the TSX.

Shareholder approval will be required for the following types of amendments:

▪
any amendment to increase the maximum number of common shares issuable under the Omnibus Plan, other than to adjust for stock dividends, stock splits, mergers and other similar transactions
▪
increasing the length of the period after a blackout period when stock options may be exercised
▪
to make an amendment that would result in the exercise price for any stock option granted under the Omnibus Plan to be lower than the fair market value on the grant date
▪
to allow non-employee directors to participate under the Omnibus Plan
▪
to remove or exceed the limit of insiders participating in the Omnibus Plan
▪
to reduce the exercise price of a stock option, or to allow the cancellation and reissuance of an option or other entitlement, other than for stock dividends, stock splits, mergers and other similar transactions
▪
to extend the term of a stock option beyond the original expiry date (except to allow a holder to exercise an option within 10 (ten) business days following a blackout period if the option expired during or within 10 (ten) business days following a blackout period)
▪
to allow awards under the Omnibus Plan to be transferred or assigned, other than for normal estate settlement purposes, and

78 2024 Management Information Circular

▪
to change the amendment provisions that will increase the Board’s authority to amend the Omnibus Plan without shareholder approval.

The HRCC administers the Omnibus Plan unless the Board designates another committee to interpret, implement or administer the plan from time to time.

As plan administrator, the HRCC may:

▪
establish, amend or repeal administrative rules and regulations or forms or documents relating to the operation of the Omnibus Plan
▪
correct any defects, omissions or inconsistencies in the Omnibus Plan as the HRCC deems necessary, and
▪
seek recommendations from the Chair of the Board or the CEO about any administrative matters relating to the Omnibus Plan.

Subject to applicable law, the HRCC may delegate certain duties and powers relating to the Omnibus Plan to a director, officer or employee of Precision as it sees fit.

The HRCC may also appoint or engage a trustee, custodian or administrator to administer or implement the Omnibus Plan. Any decision by the Board or the HRCC relating to the administration and interpretation of the Omnibus Plan is final and binding on the plan participants.

Subject to the rules, regulations and policies of the TSX and any other stock exchange on which the Precision shares are listed or traded, the Board may amend or terminate the 2012 DSU plan at any time, without shareholder approval, provided that any amendment of the 2012 DSU plan shall be such that the 2012 DSU Plan and any DSUs granted under the plan continuously meet the requirements of paragraph 6801(d) of the regulations to the Income Tax Act (Canada).

Also, unless required by applicable law or the affected Directors’ consent, no amendment may adversely affect the rights of Directors with respect to DSUs to which the Directors are then entitled under the 2012 DSU plan. If the 2012 DSU plan is terminated, all DSUs already granted under the plan will continue to exist and be redeemed in accordance with the 2012 DSU plan, until no further DSUs granted under the plan remain outstanding. However, no additional DSUs shall be granted under the plan after termination of the 2012 DSU plan. Subject to the rules, regulations and policies of the TSX and any other stock exchange on which the Precision Shares are listed or traded, the old DSU plan may be amended or terminated at any time by the Board, except as to rights already accrued thereunder.

This year, we are seeking additional amendments to the Omnibus Plan, for more information refer to page 22.

Pension Benefits

The table below outlines the change in value of the Canadian defined contribution pension plan (DCPP) holdings of Mr. Neveu during 2023. Mr. Neveu stopped participating in the DCPP upon his relocation to Houston, Texas on March 1, 2016. Mr. Stahl stopped participating in the DCPP upon his relocation to Houston on March 1, 2010 and in 2020, transferred his funds to an external locked-in registered retirement savings plan and is no longer a participant in the DCPP. As Mr. Ford, Ms. Foley, and Mr. Goraya are U.S.-based employees, they have not participated in the DCPP prior to or during 2023.

Named Executive	Accumulated Value at Start of Year ($)	Compensatory(1) ($)	Non-Compensatory(2) ($)	Accumulated Value at Year-End ($)
Kevin Neveu	$652,965	—	$63,128	$716,093

Notes:

(1)
Represents employer contributions during 2023.
(2)
Includes employee contributions, interest on the accrued obligation at the start of the year, and investment gains and losses.

Termination and Change of Control

Employment Agreements

We have an employment agreement with the CEO and each NEO. Each agreement is for an indefinite period of time and provides a summary of benefits, if any, to be received by the executive if employment is terminated for any reason (other than for cause), including retirement, death, disability, termination without cause and constructive dismissal. The terms of the agreements are based on competitive practices and include non-solicitation and confidentiality provisions to protect Precision’s interests. Any entitlements issued under our incentive plans are governed by the terms and conditions of the applicable plan.

Short-term and long-term incentive awards do not automatically vest if there is a change of control. If there is a change of control and our shares are converted to or exchanged for securities of another entity, any outstanding long-term incentive awards are substituted or replaced with equivalent value in the continuing entity, on substantially the same terms. However, if replacement stock options are not provided, would give rise to adverse tax results to option holders, are granted by a continuing entity that is not publicly traded, or are not practicable as determined by our Board then, the outstanding stock options vest and may be exercised in certain conditions. These replacement stock options may vest immediately if the participant is terminated without cause or constructively dismissed within 180 days following the change of control.

2024 Management Information Circular 79

Termination and Change of Control Benefits

The table below shows the estimated incremental payments and benefits each NEO would receive under each termination scenario assuming the termination occurred on December 31, 2023.

Named Executive	Resignation	Retirement	Termination without cause(1)	Constructive dismissal following a change of control(1)	Change of control
	($)	($)	($)	($)	($)
Kevin A. Neveu (2)
President and CEO
2 times base salary	—	—	$2,119,520	$2,119,520	—
2 times STIP target	—	—	$2,331,472	$2,331,472	—
Restricted share units	—	—	$1,641,960	$1,641,960	—
Performance share units (3)	—	—	$9,745,606	$9,745,606	—
Options (4)	—	—	—	—	—
Total payment	—	—	$15,838,558	$15,838,558	—
Carey T. Ford (2)
Chief Financial Officer
1.5 times base salary	—	—	$914,043	$914,043	—
1.5 times STIP target	—	—	$742,988	$742,988	—
Restricted share units	—	—	$545,284	$545,284	—
Performance share units (3)	—	—	$3,172,304	$3,172,304	—
Options (4)	—	—	—	—	—
Total payment	—	—	$5,374,619	$5,374,619	—
Gene C. Stahl (2)
President, North American Drilling
1.5 times base salary	—	—	$894,173	$894,173	—
1.5 times STIP target	—	—	$739,356	$739,356	—
Restricted share units	—	—	$479,622	$479,622	—
Performance share units (3)	—	—	$2,825,443	$2,825,443	—
Options (4)	—	—	—	—	—
Total payment	—	—	$4,938,595	$4,938,595	—
Veronica H. Foley (2)
Chief Legal and Compliance Officer
1.5 times base salary	—	—	$824,626	$824,626	—
1.5 times STIP target	—	—	$675,597	$675,597	—
Restricted share units	—	—	$371,961	$371,961	—
Performance share units (3)	—	—	$2,198,966	$2,198,966	—
Options (4)	—	—	$12,014	$12,014	—
Total payment	—	—	$4,083,164	$4,083,164	—
Shuja Goraya (2)
Chief Technology Officer
1.5 times base salary	—	—	$824,626	$824,626	—
1.5 times STIP target	—	—	$675,597	$675,597	—
Restricted share units	—	—	$357,003	$357,003	—
Performance share units (3)	—	—	$2,087,278	$2,087,278	—
Options (4)	—	—	$11,154	$11,154	—
Total payment	—	—	$3,955,658	$3,955,658	—

Notes:

(1)
Termination without cause includes any termination of employment other than retirement, resignation, or for cause.
(2)
The amounts for all the NEOs were converted to Canadian dollars using the December 31, 2023 exchange rate of 1.32476.
(3)
PSU values were calculated using the December 31, 2023 closing price of US$54.29 on the NYSE for U.S. units, multiplied by the number of units that would have vested. We have assumed a performance multiplier of 1.0x.
(4)
Option values were calculated using the difference between the strike price and the December 31, 2023 closing price of $71.96 on the TSX for Canadian options and US$54.29 on the NYSE for U.S. options, multiplied by the number of vested options on December 31, 2023, including any unvested options that would have immediately vested given the particular trigger.

80 2024 Management Information Circular

D – OTHER INFORMATION

Financial Measures and Ratios

Non-GAAP Measures

We reference certain additional Non-Generally Accepted Accounting Principles (GAAP) measures that are not defined terms under IFRS to assess performance because we believe they provide useful supplemental information to investors.

Adjusted EBITDA

We believe Adjusted EBITDA (earnings before income taxes, gain on repurchase of unsecured senior notes, gain on acquisition, loss (gain) on investments and other assets, finance charges, foreign exchange, loss on asset decommissioning, gain on asset disposals, and depreciation and amortization), as reported in our Consolidated Statements of Net Earnings (Loss), is a useful measure, because it gives an indication of the results from our principal business activities prior to consideration of how our activities are financed and the impact of foreign exchange, taxation and depreciation and amortization charges. The most directly comparable financial measure is net earnings (loss).

Non-GAAP Ratios

We reference certain additional non-GAAP ratios that are not defined terms under IFRS to assess performance because we believe they provide useful supplemental information to investors.

Return on Capital Employed

We believe Return on Capital Employed is a useful metric to measure the effectiveness of management’s use of Precision’s capital in the generation of earnings. Return on Capital Employed is calculated as Adjusted EBITDA divided by the amount equal to the average total assets less average non-interest-bearing current liabilities for the period.

Net Debt to Adjusted EBITDA

We believe the Net Debt (long-term debt less cash, as reported in our Consolidated Statements of Financial Position) to Adjusted EBITDA ratio provides an indication to the number of years it would take for us to repay our debt obligations.

Other Financial Information

Loans to Directors and Officers

We (including our subsidiaries) did not have any loans outstanding to our current or nominated directors, executive officers or any of their associates in 2023, or to date in 2024.

We also do not provide financial assistance to our directors to purchase securities under the DSU plan, or to executives or other employees to purchase securities under the stock option plan or any other compensation plan.

Liquidity

We define liquidity as available borrowing capacity under our Senior Credit Facility and operating facilities plus cash, which as of December 31, 2023 was approximately $559 million and $54 million, respectively.

For More Information

You can find financial information about Precision in our audited consolidated financial statements and notes and management’s discussion and analysis (MD&A) for the year ended December 31, 2023. These reports are available on SEDAR+ (www.sedarplus.ca) or on EDGAR (www.sec.gov).

2024 Management Information Circular 81

Cautionary Statement about Forward-Looking Information and Statements

We disclose forward-looking information to help current and prospective investors understand our future prospects.

Certain statements contained in this Circular, including statements that contain words such as could, should, can, anticipate, estimate, intend, plan, expect, believe, will, may, continue, project, potential and similar expressions and statements relating to matters that are not historical facts constitute forward-looking information within the meaning of applicable Canadian securities legislation and forward-looking statements within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, forward-looking information and statements).

Our forward-looking information and statements in this Circular include, but are not limited to, the following:

▪
our outlook on oil and natural gas prices
▪
our expectations about drilling activity in North America and the demand for drilling rigs
▪
our debt repayment and shareholder return plans
▪
our capital expenditure plans for 2024
▪
our recruitment of a female director in 2024, and
▪
our 2024 strategic priorities.

The forward-looking information and statements are based on certain assumptions and analysis made by Precision in light of our experience and our perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. These include, among other things:

▪
our ability to react to customer spending plans as a result of changes in oil and natural gas prices,
▪
the status of current negotiations with our customers and vendors
▪
customer focus on safety performance
▪
existing term contracts are neither renewed or terminated prematurely
▪
continued market demand for Tier 1 rigs
▪
our ability to deliver rigs to customers on a timely basis
▪
the general stability of the economic and political environment in the jurisdictions we operate in, and
▪
the impact of an increase/decrease in capital spending.

Undue reliance should not be placed on forward-looking information and statements. Whether actual results, performance or achievements will conform to our expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from our expectations. Such risks and uncertainties include, but are not limited to:

▪
volatility in the price and demand for oil and natural gas
▪
fluctuations in the level of oil and natural gas exploration and development activities
▪
fluctuations in the demand for contract drilling, well servicing and ancillary oilfield services
▪
our customers’ inability to obtain adequate credit or financing to support their drilling and production activity
▪
changes in drilling and well servicing technology, which could reduce demand for certain rigs or put us at a competitive advantage
▪
shortages, delays and interruptions in the delivery of equipment supplies and other key inputs
▪
liquidity of the capital markets to fund customer drilling programs
▪
availability of cash flow, debt and equity sources to fund our capital and operating requirements, as needed
▪
the physical, regulatory and transition impacts of climate change
▪
the impact of weather and seasonal conditions on operations and facilities
▪
competitive operating risks inherent in contract drilling, well servicing and ancillary oilfield services
▪
ability to improve our rig technology to improve drilling efficiency
▪
general political, economic, market or business conditions
▪
the availability of qualified personnel and management
▪
a decline in our safety performance which could result in lower demand for our services
▪
business interruptions related to cybersecurity risks
▪
changes in laws or regulations, including changes in environmental laws and regulations such as increased regulation of hydraulic fracturing or restrictions on the burning of fossil fuels and greenhouse gas emissions, which could have an adverse impact on the demand for oil and natural gas
▪
terrorism, social, civil and political unrest in the foreign jurisdictions where we operate
▪
fluctuations in foreign exchange, interest rates and tax rates, and
▪
other unforeseen conditions which could impact the use of services supplied by Precision and Precision’s ability to respond to such conditions.

Readers are cautioned that the foregoing list of risk factors is not exhaustive. You can find more information about these and other factors that could affect our business, operations or financial results in our Annual Information Form under Risks in Our Business, starting on page 29 and in other reports on file with securities regulatory authorities from time to time which you can find in our profile on SEDAR+ (www.sedarplus.ca) or on EDGAR (www.sec.gov).

82 2024 Management Information Circular

All of the forward-looking information and statements made in this Circular are expressly qualified by these cautionary statements. There can be no assurance that actual results or developments that we anticipate will be realized. We caution you not to place undue reliance on forward-looking information and statements. The forward-looking information and statements made in this Circular are made as of the date hereof. We will not necessarily update or revise this forward-looking information as a result of new information, future events or otherwise, unless we are required to by securities law.

Additional information about Precision is also available on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov), including the following documents:

▪
our audited consolidated financial statements, notes to financial statements and MD&A for the year ended December 31, 2023
▪
our 2023 annual report, which includes the above documents and the auditors’ report
▪
our annual information form for the year ended December 31, 2023, and
▪
any document or pages of any document incorporated by reference in the annual information form.

You can contact us at:

Corporate Secretary Precision Drilling Corporation Suite 800, 525 – 8th Avenue SW Calgary, Alberta, Canada T2P 1G1	Phone: 403.716.4500 Email: corporatesecretary@precisiondrilling.com

2024 Management Information Circular 83

APPENDIX A – ABOUT DSUs

About DSUs

Form of award	Notional share-based awards (granted in accordance with the 2021 DSU plan, the 2012 DSU plan and our old DSU plan)
Who participates	Non-management directors
Purpose	Granted annually, as part of retainer, to promote greater alignment of interests between directors and shareholders, and to help directors meet our share ownership guidelines
Vesting
▪
Vest when granted
▪
Units earn dividend equivalents at the same rate as dividends paid on Precision shares (dividend equivalents are notionally reinvested as additional units). In February 2016, we suspended our dividend as a result of a restricted payments basket limitation in our note indentures

Payout	Settled in cash, in respect of DSUs outstanding under the 2012 DSU plan, cash or shares after the director retires or in the event of death
Assignment	Cannot be assigned

DSUs are allocated quarterly to a notional account for each director based on the amount of compensation he or she has chosen to receive in DSUs. The equity retainer is paid quarterly, using the weighted average closing price of Precision shares on the NYSE for the five trading days before the payment date (generally the last business day of each quarter) to calculate the number of DSUs. Each notional account is credited with additional DSUs as dividend equivalents for corresponding dividends paid on Precision shares. No dividends were paid in 2023.

DSUs vest immediately and can only be redeemed for cash or, in respect of DSUs outstanding under the 2012 DSU plan, cash or Precision shares (at our sole discretion, as long as there is a public market for Precision shares) when a director retires from the Board. We calculate the cash amount by multiplying the number of DSUs by the weighted average closing price of Precision shares on the NYSE for the five trading days prior to the payout date, and then deduct any withholding taxes. Shares are either purchased on the open market by an independent broker using cash that would otherwise have been paid to the director (after deducting any withholding taxes) or issued by us from treasury at a subscription price per share equal to the fair market value of Precision shares.

Directors can receive their payment any time up until December 15 of the year following their retirement, as long as, for DSUs outstanding under the 2012 DSU plan, the date does not fall within a blackout period. Payment can be a lump sum or in two payments. If a director has not specified a redemption date, their DSUs issued will be redeemed on one date, six months after their retirement date.

DSUs cannot be transferred or assigned to another person, other than certain rights that pass to a director’s beneficiary or estate upon death according to the terms of the plan.

If a director also becomes an employee of Precision or an affiliate, he or she can no longer participate in the DSU plan as of that date but can participate again when employment ends.

The CGNRC and the Board review the DSU plan periodically to ensure it remains competitive and continues to meet our business objectives.

Granting DSUs

The total number of Precision shares available for issue from treasury to directors under the 2012 DSU plan is limited to:

▪
a maximum of 50,000 shares from treasury, and the Board has the discretion to purchase shares on the open market or settle in cash for all 2012 DSUs
▪
not more than 10% of the total issued and outstanding Precision shares to insiders, in any single year, when combined with Precision shares that may be issued to insiders under all other compensation arrangements that allow Precision shares to be issued from treasury, and
▪
not more than 10% of the total issued and outstanding Precision shares issued to insiders, at any time, when combined with Precision shares that may be issued to insiders under all other compensation arrangements that allow Precision shares to be issued from treasury.

Directors received DSUs under the old plan until the end of 2011 and the plan remains in place until all outstanding DSUs under the old plan have been redeemed.

84 2024 Management Information Circular

APPENDIX B – Summary of the 2024 Director Share Unit Plan

About 2024 DSUs

Form of award	Notional share-based awards (granted in accordance with the 2024 DSU plan).
Who participates

Non-management directors; if an eligible non-management director is resident or otherwise subject to taxation in a jurisdiction in which an award of 2024 DSUs may reasonably be considered to be income which is subject to taxation at the time of such award, the eligible director may elect not to participate in the 2024 DSU plan by providing a written notice to the chair of our Board.

Purpose

Granted annually, as part of retainer, to promote greater alignment of interests between directors and shareholders; to provide a compensation system for directors that, together with our other director compensation mechanisms, is reflective of the responsibility, commitment and risk accompanying membership on the Board of Directors and the performance of the duties required of the various committees of the Board of Directors; to assist us in attracting and retaining individuals with experience and ability to act as directors; and to allow our directors to participate in our long-term success.

Vesting	▪ Vest when granted ▪ Units earn dividend equivalents at the same rate as any dividends paid on Precision shares (dividend equivalents are notionally reinvested as additional units).
Payout

2024 DSUs will be redeemed on the date or dates specified in an eligible director’s participation and election agreement, which date may be the grant date, the first, third or fifth anniversary of the grant date or such other permissible date specified by the HRCC from time to time.

Assignment	Cannot be assigned by holders of 2024 DSUs (except as noted below).
Term	2024 DSUs do not have fixed terms.

2024 DSUs are allocated quarterly to a notional account for each director based on the amount of compensation he or she has chosen to receive in 2024 DSUs. The equity retainer is paid quarterly, using the weighted average closing price of Precision shares on the TSX for the five trading days before the payment date (generally the fifteenth day before the end of each quarter) to calculate the number of 2024 DSUs. Each notional account is credited with additional DSUs as dividend equivalents for corresponding dividends paid on Precision shares. Where an eligible director that participates in the 2024 DSU plan is not in compliance with the director ownership guidelines, they will automatically receive a portion of their retainer in the form of 2024 DSUs.

2024 DSUs vest immediately and can only be redeemed for Precision shares issued from treasury. The 2024 DSUs may be redeemed the grant date, the first, third or fifth anniversary of the grant date or such other permissible date specified by the HRCC from time to time.

2024 DSUs cannot be transferred or assigned to another person, other than certain rights that pass to a director’s beneficiary or estate upon death according to the terms of the plan.

If a director also becomes an employee of Precision or an affiliate, he or she can no longer participate in the 2024 DSU plan as of that date but can participate again when employment ends.

The CGNRC and the Board will review the 2024 DSU plan periodically to ensure it remains competitive and continues to meet our business objectives.

Rights and obligations under the 2024 DSU plan may be assigned by Precision to a corporate successor in the business of Precision, any corporation resulting from any amalgamation, reorganization, combination, merger or arrangement of Precision, or any corporation acquiring all or substantially all of the assets or business of Precision.

Granting 2024 DSUs

The total number of Precision shares available for issuance from treasury to eligible directors under the 2024 DSU plan is limited to:

▪
A maximum of 200,000 shares from treasury (representing approximately 1.38% of our currently issued and outstanding shares)
▪
not more than 10% of the total issued and outstanding Precision shares issued to insiders, at any time, when combined with Precision shares that may be issued to insiders under all other security-based compensation arrangements, and
▪
not more than 10% of the total issued and outstanding Precision shares to insiders, in any single year, when combined with Precision shares that may be issued to insiders under all other security-based compensation arrangements.

No 2024 DSUs have been issued to date and we do not intend to issue any unless and until our shareholders approve the 2024 DSU plan at the Meeting. The aggregate value of 2024 DSUs granted to any eligible director in any one-year period is capped at CAD$150,000. This limit does not apply to (i) 2024 DSUs granted to an eligible director in respect of any portion of their annual retainer that they elect to receive in the form of Share Units, or (ii) any one-time grants of 2024 DSUs to a new eligible director upon joining the Board.

The 2024 DSU plan does not affect our other deferred share unit plans for directors.

2024 Management Information Circular 85

Amendments

Subject to the rules, regulations and policies of the TSX and any other stock exchange on which the Precision shares are listed or traded, the Board may amend the 2024 DSU plan and any 2024 DSUs as it deems necessary or appropriate without shareholder approval, but no such amendment shall, without the consent of each eligible Director affected or unless required by applicable law, adversely affect the rights of an eligible director with respect to 2024 DSUs to which the eligible director is then entitled under the 2024 DSU plan. Amendments to the 2024 DSU plan shall be subject to any required approval of the TSX.

Shareholder approval will be required for the following types of amendments:

▪
Any amendment to increase the maximum number of Shares issuable under the 2024 DSU plan, other than in connection with certain adjustments for subdivisions, consolidations or distributions of Precision shares, or upon a capital reorganization, reclassification, exchange, or other change with respect to the Precision shares, or a consolidation, amalgamation, arrangement or other form of business combination of Precision with another person, or a sale, lease or exchange of all or substantially all of the property of Precision or other distribution of the Precision’s assets to shareholders (other than by way of dividend payment in the ordinary course), then the account of each eligible director and the 2024 DSUs outstanding under the 2024 DSU plan shall be adjusted in such manner, if any, as our Board and the HRCC deem appropriate in order to preserve, proportionally, the interests of the eligible directors under the 2024 DSU plan
▪
Any amendment to remove or exceed the insider participation limits set out above
▪
Any amendment to remove or increase the $150,000 participation limit set out above, and
▪
Any amendment to the amendment provisions that will increase the Board’s authority to amend the 2024 DSU plan without shareholder approval.

The Board of Directors may terminate the 2024 DSU plan at any time, but no such termination shall, without the consent of any eligible director affected or unless required by applicable law, adversely affect the rights of an eligible director with respect to 2024 DSUs to which the eligible director is entitled. If the Board of Directors terminates the 2024 DSU plan, no new 2024 DSUs will be credited under the 2024 Director Share Unit Plan, although dividend equivalents will still be credited in accordance with the terms of the 2024 DSU plan. Outstanding 2024 DSUs shall remain outstanding and in effect and shall be redeemed in accordance with the terms and conditions of the 2024 DSU plan existing at the time of its termination.

The 2024 DSU plan will terminate 10 years after its effective date, subject to shareholder approval.

The 2024 DSU plan is available on our SEDAR+ profile at www.sedarplus.ca.

86 2024 Management Information Circular

APPENDIX C – 2023 DIRECTOR CONTINUING EDUCATION

2023 Director Education Program Topic	Presented by
Audit, Finance and Risk Management
Implications of the SVB Collapse for All Board Members	National Association of Corporate Directors
M&A and Activism- Considerations for Directors	Institute of Corporate Directors
Corporate Governance
Navigating Rising Expectations for Canadian Boards, Part 1	Institute of Corporate Directors
Navigating Rising Expectations for Canadian Boards, Part 2	Institute of Corporate Directors
On The 2023 Board Agenda	KPMG
Board Oversight of Energy Transition	Institute of Corporate Directors
Beyond 2023 Proxy Season Insights	Institute of Corporate Directors
The State of Organizations 2023	McKinsey & Company
PCCE 2023 Directors’ Academy Training	New York University
Global Director Summit	National Association of Corporate Directors
Learn with Your Peers: 2023 Blue Ribbon Commission Report on Board Culture	National Association of Corporate Directors
J.P. Morgan Board Summit	JPMorgan Chase & Co.
Third Annual Navigating the Annual Meeting and Reporting Season Program	Vinson & Elkins LLP
Human Resources and Compensation
Human and Organizational Performance	Precision Drilling Corporation
Key Questions for the HR Committee	Institute of Corporate Directors
The Role of Boards in Overseeing Culture	Institute of Corporate Directors
2023 The 100 Most Overpaid CEOs: Are Fund Managers Asleep at the Wheel?	As You Sow
Industry and Markets
Independent Petroleum Association of America – “At An Inflection Point”	Veriten
Are Carbon Offsets Credible?	ARC Energy Research Institute
It Matters Where The Barrel Comes From	Veriten
Economic Update with Stephen Poloz	Osler, Hoskin & Harcourt LLP
The Board’s Role – Climate Strategy and Decarbonization	KPMG
Artificial Intelligence – A Primer	Osler, Hoskin & Harcourt LLP
Climate and Social Oversight: An Integrated Approach to ESG	Institute of Corporate Directors
Reality is Stubborn – Dr. Dan Yergin	Veriten
Denver Rig Tour with Occidental Petroleum Corp.	Precision Drilling Corporation
Artificial Intelligence - Precision Drilling AI Cases and Business Systems	AltaML Inc.
Capital Markets Presentation	Evercore ISI
What are Scope 4 GHG Emissions?	ARC Energy Research Institute
Where To From Here – A Path to Canadian Prosperity	Osler, Hoskin & Harcourt LLP
Artificial Intelligence – Data, Intellectual Property and Privacy	Osler, Hoskin & Harcourt LLP
Where We Are In The Cycle	Veriten
Energy Market Update: Capital Allocation, Performance and Pitfalls	Tudor Pickering Holt (TPH)
AI Regulatory Frameworks	Osler, Hoskin & Harcourt LLP
2nd Quarter Economic Update with Stephen Poloz	Osler, Hoskin & Harcourt LLP
3rd Quarter Economic Update with Stephen Poloz	Osler, Hoskin & Harcourt LLP
Canadian Competitiveness: Talent, Capital & Innovation	Russell Reynolds Associates
AI: What It Means For You and Canadian Competitiveness	Ben Fried
Arjun Murti - Profits Over Preaching	Veriten
Reshaping Your Finance Workforce With Generative AI	KPMG
Canada versus US Energy	Tudor, Pickering, Holt & Co.
Navigating the AI Revolution	Caldwell Partners
2023 Key Energy Trend Lookback	ARC Energy Research Institute
Canada’s Energy Future	ARC Energy Research Institute
AI Board Governance Interactive Virtual Event Series	Grant Thorton LLP
Piper Sandler 23rd Annual Energy Conference	Piper Sandler Companies
Piper Sandler Energy & Power Board of Directors Breakfast	Piper Sandler Companies
Global Geopolitical Review	Megan O’Sullivan, Harvard Kennedy School, and Samir Zaid al-Rifai, former Prime Minister of Jordan

2024 Management Information Circular 87

2023 Director Education Program Topic	Presented by
ESG
Talking Energy Policy with the Honourable Jonathan Wilkinson	ARC Energy Research Institute
To The Top – Women in Corporate Leadership Success	Russell Reynolds Associates
New Climate Disclosure Standards – Impact on Boardrooms	Institute of Corporate Directors
The New Global Baseline for Sustainability Reporting	Institute of Corporate Directors
Getting Your Board Comfortable with a Climate Emissions Target	Institute of Corporate Directors
Why Net Zero Changes Everything: Governance Implications	Institute of Corporate Directors
ESG: Beyond Compliance to Strategic Opportunity for Boards	Institute of Corporate Directors
Demystifying Greenwashing, Greenhushing and Greenwishing	KPMG
Board Oversight of Climate Change	Institute of Corporate Directors
Dr. Scott Tinker – The Energy/Climate Conundrum	Enerplus/Whitecap/Tourmaline/Ovintiv
Climate Adaptation Strategies and the Board’s Role	Institute of Corporate Directors
The New Map Energy, Climate, Clash of Nations – Daniel Yergin	ARC Energy Research Institute
XOM and Low Carbon Solutions	ARC Energy Research Institute
International ESG Reporting: ISSB and ESRS	KPMG
Climate Adaptation Strategies and the Board's Role	Institute of Corporate Directors
Hot Topics in Governance	Norton Rose Fulbright
Sustainability Reporting	Deloitte
The Climate Challenge – Nathan Lewis	California Institute of Technology

88 2024 Management Information Circular

APPENDIX D – BOARD OF DIRECTORS CHARTER

PURPOSE

The Board of Directors (the Board of Directors) of Precision Drilling Corporation (the Corporation) is responsible for the stewardship of the business and affairs of the Corporation. The Board of Directors discharges its responsibility by providing direction to management of the Corporation (Management) and overseeing that all major issues affecting the business and affairs of the Corporation are given proper consideration.

BOARD RESPONSIBILITIES

The Board of Directors shall:

Strategy and Budget

▪
be responsible for the strategic direction and planning for the Corporation, taking into account, among other things, the opportunities and risks of the business as they evolve over time. The strategic plan is reviewed and adopted on an annual basis at a special strategy session of the Board of Directors and Management;
▪
approve all significant transactions involving the Corporation, including all banking relationships and key borrowing and financing decisions;
▪
approve the annual business plan of the Corporation and its annual operating and capital budgets;
▪
approve, as recommended by the Audit Committee of the Board of Directors (the Audit Committee), requests from Management for (a) any additional unbudgeted capital and (b) any replenishment of the Chief Executive Officer’s (CEO) and/or Chair of the Board’s capital approval authority under the Corporation’s Corporate Policy No. 2 – Authority Levels;
▪
approve all amendments or departures proposed by Management from established strategy, capital and operating budgets or matters of policy which diverge from the ordinary course of business, and
▪
oversee the Corporation’s plans and strategies for stakeholder engagement and communications;

Senior Management

▪
appoint the CEO and, on the recommendation of the Human Resources and Compensation Committee of the Board of Directors (the HRCC), appoint or confirm the other senior executive officers of the Corporation;
▪
approve the corporate goals and objectives, and review the performance against these goals and objectives, for the CEO and the senior executive officers who report directly to the CEO, as recommended by the HRCC;
▪
approve the compensation of the CEO and the senior executive officers who report directly to the CEO, as recommended by HRCC (with respect to the compensation of the CEO, such compensation will be determined and approved by the independent Directors of the Board of Directors only);
▪
review the Corporation’s succession plan for key positions at least annually, including emergency succession plans and long-term succession plans, and receive reports from the HRCC on key succession issues from time to time;
▪
review the Corporation’s talent management, work force engagement and retention strategies, and receive reports from the HRCC on any key human capital management issues from time-to-time;

Heath & Safety and Corporate Responsibility

▪
oversee the Corporation’s Global Quality Health, Safety and Environmental Management System;
▪
receive periodic reports from the Corporation’s Safety and Corporate Responsibility Council;
▪
together with the respective committees of the Board of Directors and the HSE & Corporate Responsibility Council, oversee the Corporation’s commitment, approach, planning, performance, monitoring and disclosure related to sustainability and environment, social and governance (ESG) matters, including an annual review and quarterly repots on:
▪
ESG mapping and materiality assessment to evaluate ESG factors and considerations relevant to the Corporation’s business, operations and locations;
▪
Determining the Corporation’s ESG risks, opportunities, priorities and commitments, together with related timelines and strategies for executing those commitments;
▪
Developing related performance metrices under its corporate performance scorecard and its compensation strategies;
▪
Oversee the approach to mandatory and voluntary reporting on climate and ESG matters, and reviewing reports and disclosure related to climate, sustainability, diversity and other ESG matters and commitments;
▪
monitor regulatory regimes, trends and issues related to climate, environment, occupational health and safety, diversity and other ESG matters and assess any related risks, opportunities and external stakeholder concerns;

Financial Reporting and Risk Management

▪
be responsible for the integrity of the Corporation’s internal controls and management information systems and receive regular reports from the Audit Committee. The Audit Committee is responsible for reviewing internal controls over accounting and financial reporting systems, receiving quarterly financial presentations from Management and meeting separately with, and receiving direct reports from, the internal and external auditors of the Corporation and reporting to the Board of Directors on such matters;

2024 Management Information Circular 89

▪
approve the annual audited consolidated financial statements and the interim unaudited consolidated financial statements of the Corporation. The Board of Directors may at any time and from time to time delegate approval of interim unaudited consolidated financial statements to the Audit Committee;
▪
approve and recommend to the Shareholders of the Corporation (the Shareholders), the appointment/re-appointment of the external auditor, as recommended to the Board of Directors by the Audit Committee;
▪
together with the committees of the Board of Directors, ensure that Management identifies the principal risks of the Corporation’s business and ensure the implementation of a risk management system to manage all material risks. The Board of Directors and the respective committees shall consider such risks and discuss the management of such risks on a regular basis, with the assistance of Management, who reports to the Board of Directors on the risks of the Corporation’s business, directly or through its committees who have specific oversight over areas of risk on behalf of the Board of Directors;
▪
receive reports from Management on quarterly environmental and occupational health and safety matters, significant litigation matters, compliance matters, key risk areas, and review the recommendations of the Corporate Governance, Nominating and Risk Committee (the CGNRC) regarding same;
▪
consider appropriate measures it may take if the performance of the Corporation falls short of its goals or as other circumstances warrant;
▪
oversee the accurate reporting of the financial performance of the Corporation to the Shareholders and the investment community and ensure that the financial results of the Corporation are reported fairly and in accordance with applicable international financing reporting standards. The Board of Directors requires that the Corporation make accurate, timely and effective communication of all material information to Shareholders, the investment community and other stakeholders;

Ethics, Disclosure and Corporate Conduct

▪
to the extent feasible, satisfy itself of the integrity of the CEO and the other senior executive officers appointed by the Board of Directors and ensure that such individuals create a culture of integrity throughout the organization;
▪
ensure the Corporation meets its continuous disclosure and public reporting obligations. The Board of Directors may delegate this ongoing reporting responsibility to Management and ensure an appropriate Disclosure Policy is in place. Issues arising from the Disclosure Policy are dealt with by a committee of senior executive officers of the Corporation consisting of the Chief Financial Officer and the Chief Legal & Compliance Officer, and such others as may be determined by them from time to time;
▪
approve material disclosure including the Corporation’s Annual Information Form, Annual Report, and annual Management Information Circular;
▪
approve the date of the Annual Meeting of Shareholders (the Annual Meeting of Shareholders), including the record date and meeting location;
▪
be responsible for approving a Code of Business Conduct and Ethics (the Code) applicable to the Corporation’s Directors, officers, employees, contractors and consultants, and approve any waivers from the Code by any officer or Director of the Corporation;
▪
through regular Management reports, monitor compliance with the Code and review a summary of complaints received by the PD EthicsLine and conduct investigations when needed;

Delegation and Board Composition

▪
establish the following permanent committees to assist it with the discharge of its duties: the Audit Committee, the CGNRC and the HRCC. The Board of Directors may also appoint ad hoc or special committees of the Board of Directors as it may determine from time to time. The Board of Directors will review and consider the reports and recommendations of its committees;
▪
retain its oversight function for all delegated responsibilities. As permitted by applicable law, the Board of Directors may from time to time delegate certain of its responsibilities to Management;
▪
be responsible for the appointment and removal of members and chairs of its committees;
▪
establish, through its CGNRC, the Corporation’s approach to corporate governance, including oversight of governance of the Corporation’s subsidiaries and affiliates, oversight of processes for general management of risk and reporting to the Board of Directors on all matters relating to the governance of the Corporation;
▪
review on an annual basis, by receiving the report of the CGNRC, the effectiveness of the Board of Directors, its committees and individual Directors, as well as the effectiveness of the Board of Directors’ evaluation process;
▪
determine, upon recommendation by the CGNRC, the near term and long term succession plans and any resultant refreshment and recruitment needs for the Board;
▪
review on an annual basis and approve, upon recommendation by the CGNRC, any amendments to the Charters and chair position descriptions of each of its committees;

Board of Directors Process/Effectiveness

▪
review and approve, on recommendation from the CGNRC, the Directors’ compensation to ensure it realistically reflects the responsibilities and risks involved in being a Director of the Corporation and is consistent with other comparable companies and market standards;
▪
approve policies designed to ensure that the Corporation operates at all times within applicable laws and regulations and to monitor compliance with all such policies;

90 2024 Management Information Circular

▪
review on an annual basis and approve upon recommendation by the CGNRC, the Corporate Governance Guidelines; and
▪
adhere to all other Board of Directors responsibilities as set forth in the Corporation's by-laws, articles, applicable policies and practices and other statutory and regulatory obligations, such as approval of dividends, issuance of securities, etc.

Structure and Authority

Composition

▪
The composition of the Board of Directors, including the qualifications of each Director, will comply with all requirements of the Business Corporations Act (Alberta), the articles and by-laws of the Corporation, applicable securities legislation and the rules of any stock exchange upon which the securities of the Corporation are listed for trading.
▪
A majority of the Board of Directors will be comprised of Directors who must be determined to be “independent” as defined in applicable securities laws and the rules or guidelines of any stock exchange upon which the securities of the Corporation are listed for trading.
▪
The Directors, in exercising the powers and authority conferred upon them, will act honestly and in good faith with a view to the best interests of the Corporation and in connection therewith will exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. A Director will not be liable in carrying out his or her duties except in cases where the Director fails to act honestly and in good faith with a view to the best interests of the Corporation or to exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Election, Appointment and Replacement

▪
The CGNRC will recommend to the Board of Directors candidates for nomination as Directors. The Board of Directors approves the final choice of candidates to be submitted to Shareholders and voted upon in accordance with the Corporation's majority voting policy on the election of Directors.
▪
The Board of Directors will appoint the Chair of the Board from among the Corporation’s directors. The term of each Director will expire at the close of the next Annual Meeting of Shareholders or when a successor is duly elected or appointed.
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If it becomes necessary to appoint a new Director to fill a vacancy on the Board of Directors or to complement the existing Board of Directors, the Board of Directors will, under the leadership of the CGNRC, consider a wide base of potential candidates and assess the qualifications of proposed new Directors against a range of criteria, including background experience, professional skills, personal qualities, gender, ethnicity, age, stakeholder perspectives, geographic backgrounds, the potential for the candidate's skills to augment the existing Board of Directors and the candidate's availability to commit to the Board of Directors' activities.
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The Board of Directors may, between Annual Meetings of Shareholders, appoint one or more additional Directors for a term to expire at the close of the next Annual Meeting of Shareholders, provided that the number of additional Directors so appointed will not exceed one-third of the number of Directors who held office at the immediately preceding Annual Meeting of Shareholders.
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Directors must have an appropriate mix of skills, knowledge and experience in business and a history of achievements. Directors are required to commit the requisite time for all of the Board of Directors' business and activities and will demonstrate integrity, accountability and informed judgement.

Meetings and Quorum

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A majority of Directors present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak to each other shall constitute a quorum.
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The Board of Directors will not transact business at a meeting of the Board of Directors unless a quorum is present.
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The Board of Directors meets at least quarterly and as many additional times as needed to carry out its duties effectively. At each regularly scheduled meeting, the Board of Directors meets in in-camera sessions, without Management present and as a group of only the independent Directors. The Board of Directors also meets with any internal personnel or outside advisors as needed or appropriate to discharge its responsibilities, in open or closed sessions as appropriate.
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Each Director is expected to attend all regularly scheduled meetings in person. To prepare for meetings, Directors are expected to review the materials that are sent to them in advance of such meetings.

Review of Charters and Position Descriptions

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The Board of Directors shall review and assess the adequacy of all Board of Directors and committee charters and all CEO and chair position descriptions at least annually and consider and adopt changes as appropriate.

Stakeholder Engagement

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The Board of Directors has adopted a Shareholder Communication Policy to express its commitment to communicate openly with Shareholders and other stakeholders and interested parties. To communicate with the Board of Directors and with the independent members of the Board of Directors contact the Corporate Secretary at the offices of Precision Drilling Corporation, 800, 525 – 8th Avenue S.W., Calgary, Alberta, Canada, T2P 1G1, by telephone at 403.716.4500 or email at corporatesecretary@precisiondrilling.com.
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All communications received from any stakeholder will be reviewed and delivered as requested, or if an individual member of the Board of Directors is not specified by the communication, to the appropriate member at the Corporate Secretary’s discretion. The process for communication with the Corporate Secretary is also posted on the Corporation’s website at www.precisiondrilling.com.

Approved effective July 31, 2023

2024 Management Information Circular 91

Precision Drilling Corporation

Suite 800, 525 – 8th Avenue SW | Calgary, Alberta, Canada T2P 1G1

Phone: 403.716.4500

Email: info@precisiondrilling.com

Download the latest about Precision Drilling Corporation at: www.precisiondrilling.com.

Precision Drilling Corporation is traded on the TSX under the symbol PD and the NYSE under the symbol PDS.

Virtual only meeting via live audio webcast online at https://meetnow.global/M2YFHPG.

If you have any questions or require any assistance in executing your Precision Drilling Corporation proxy or voting instruction form, please call our Proxy Solicitation Agent, Morrow Sodali at:

North American Toll-Free Number: 1.888.444.0609

Outside North America, Banks, Brokers and Collect Calls: 1.289.695.3075

Email: assistance@morrowsodali.com

North American Toll-Free Facsimile: 1.877.218.5372